


1 April 2005

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222


SEC MAIL PROCESSING
RECEIVED
APR 14 2005
WASH. D.C. 179 SECTION

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st March to 31st March 2005**.

Announcements made to the London Stock Exchange:-

01.03.05	Rule 8 disclosure – Shell T&T plc
01.03.05	Director Shareholding – HBOS plc
02.03.05	Final Results – Halifax plc
02.03.05	Final Results – Part 1 – HBOS plc
02.03.05	Final Results – Part 2 – HBOS plc
02.03.05	Rule 8 disclosure – Shell T&T plc
02.03.05	Director Shareholding – HBOS plc
03.03.05	Transaction in Own Shares – HBOS plc
03.03.05	Director Shareholding – HBOS plc
03.03.05	Rule 8 disclosure – Shell T&T plc
03.03.05	Director Shareholding – HBOS plc
04.03.05	Transaction in Own Shares – HBOS plc
04.03.05	Halifax House Price Index – Feb 2005
04.03.05	Rule 8 disclosure – Shell T&T plc
04.03.05	Rule 8 disclosure – Future plc
04.03.05	Director Shareholding – HBOS plc
07.03.05	Transaction in Own Shares – HBOS plc
07.03.05	Director Shareholding – HBOS plc
07.03.05	Director Shareholding – HBOS plc
07.03.05	Rule 8 disclosure - Shell T & T plc
08.03.05	Rule 8 disclosure – Shell T&T plc
08.03.05	Rule 8 disclosure – Woolworth Group plc
08.03.05	Rule 8 disclosure – GWR Group plc
08.03.05	Director Shareholding – HBOS plc
08.03.05	Rule 8 disclosure – Capital Radio plc
09.03.05	Director Shareholding – HBOS plc
09.03.05	Rule 8 disclosure – Shell T&T plc
09.03.05	Director Shareholding – HBOS plc
10.03.05	Director Shareholding – HBOS plc
10.03.05	Rule 8 disclosure – Shell T&T plc
10.03.05	Blocklisting 6 Monthly Return – HBOS plc

dlw 4/20

10.03.05	Director Shareholding – HBOS plc
11.03.05	Director Shareholding – HBOS plc
11.03.05	Rule 8 disclosure – Shell T&T plc
11.03.05	Notice of AGM
14.03.05	Rule 8 disclosure – Shell T&T plc
14.03.05	Rule 8 disclosure – Incepta Group plc
14.03.05	Director Shareholding – HBOS plc
15.03.05	Transaction in Own Shares – HBOS plc
15.03.05	Rule 8 disclosure – Shell T&T plc
15.03.05	Director Shareholding – HBOS plc
16.03.05	Rule 8 disclosure – Capital Radio plc
16.03.05	Rule 8 disclosure – Woolworths Group plc
16.03.05	Rule 8 disclosure – GWR Group plc
16.03.05	Rule 8 disclosure – Shell T&T plc
16.03.05	Director Shareholding – HBOS plc
16.03.05	Irish Retail Network
16.03.05	Director Shareholding – HBOS plc
17.03.05	Transaction in Own Shares – HBOS plc
17.03.05	Preference Shares Exchange
17.03.05	Director Shareholding – HBOS plc
17.03.05	Rule 8 disclosure – Shell T&T plc
17.03.05	Rule 8 disclosure – Shell T&T plc
18.03.05	Transaction in Own Shares – HBOS plc
18.03.05	Director Shareholding – HBOS plc
18.03.05	Rule 8 disclosure – Shell T&T plc
18.03.05	Rule 8 disclosure – Shell T&T plc
18.03.05	Rule 8 disclosure – Cox Insurance Hldgs
18.03.05	Rule 8 disclosure – Somerfield plc
21.03.05	Transaction in Own Shares – HBOS plc
21.03.05	Director Shareholding – HBOS plc
21.03.05	Rule 8 disclosure – Shell T&T plc
21.03.05	Rule 8 disclosure – Shell T&T plc
21.03.05	Rule 8 disclosure – Cox Insurance Hldgs
21.03.05	Annual Review – Halifax plc
22.03.05	Transaction in Own Shares – HBOS plc
22.03.05	Director Shareholding – HBOS plc
22.03.05	Rule 8 disclosure – Shell T&T plc
22.03.05	Rule 8 disclosure – Somerfield plc
23.03.05	Transaction in Own Shares – HBOS plc
23.03.05	Rule 8 disclosure – Hit Entertainment
23.03.05	Rule 8 disclosure – Shell T&T plc
23.03.05	Director Shareholding – HBOS plc
23.03.05	Director Shareholding – HBOS plc
23.03.05	Director Shareholding – HBOS plc
24.03.05	Directorate Change
24.03.05	Additional Listing
24.03.05	Director Shareholding - HBOS plc
24.03.05	Rule 8 Disclosure - Cox Insurance plc
24.03.05	Rule 8 Disclosure - Shell T & T plc
24.03.05	Cancelation of Treasury Shares
29.03.05	Transaction in Own Shares - HBOS plc
29.03.05	Director Shareholding - HBOS plc
29.03.05	Rule 8 disclosure - Somerfield plc
29.03.05	Rule 8 disclosure - Shell T & T plc
29.03.05	Annual Report & Accounts - HBOS plc
30.03.05	Transaction in Own Shares - HBOS plc
30.03.05	Rule 8 disclosure - Shell T & T plc
30.03.05	Rule 8 disclosure - Cox Insurance Holdings
30.03.05	Director Shareholding - HBOS plc
31.03.05	Transaction in Own Shares - HBOS plc
31.03.05	Rule 8 disclosure - Shell T & T plc
31.03.05	Director Shareholding - HBOS plc

31.03.05	Director Shareholding - HBOS plc
31.03.05	Annual Report & Accounts - Halifax

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of 3,442 Shares registered on 01.03.05
1 Form 88(2)'s – Return of Allotment of 3,715 Shares registered on 02.03.05
1 Form 88(2)'s – Return of Allotment of 15,542 Shares registered on 03.03.05
1 Form 88(2)'s – Return of Allotment of 1,781 Shares registered on 04.03.05
1 Form 88(2)'s – Return of Allotment of 108,076 Shares registered on 07.03.05
1 Form 88(2)'s – Return of Allotment of 75,108 Shares registered on 08.03.05
1 Form 88(2)'s – Return of Allotment of 2,082 Shares registered on 08.03.05
1 Form 88(2)'s – Return of Allotment of 93,168 Shares registered on 09.03.05
1 Form 88(2)'s – Return of Allotment of 62,815 Shares registered on 10.03.05
1 Form 88(2)'s – Return of Allotment of 4,582 Shares registered on 10.03.05
1 Form 88(2)'s – Return of Allotment of 58,208 Shares registered on 11.03.05
1 Form 88(2)'s – Return of Allotment of 134,559 Shares registered on 15.03.05
1 Form 88(2)'s – Return of Allotment of 17,576 Shares registered on 16.03.05
1 Form 88(2)'s – Return of Allotment of 11,933 Shares registered on 17.03.05
1 Form 88(2)'s – Return of Allotment of 106,277 Shares registered on 18.03.05
1 Form 88(2)'s – Return of Allotment of 15,433 Shares registered on 21.03.05
1 Form 88(2)'s – Return of Allotment of 3,907 Shares registered on 22.03.05
1 Form 88(2)'s – Return of Allotment of 21,766 Shares registered on 23.03.05
1 Form 88(2)'s – Return of Allotment of 4,223 Shares registered on 24.03.05
1 Form 88(2)'s – Return of Allotment of 673 Shares registered on 29.03.05
1 Form 88(2)'s – Return of Allotment of 25,479 Shares registered on 30.03.05
1 Form 88(2)'s – Return of Allotment of 5,925 Shares registered on 31.03.05

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully





Kenny Melville
Company Secretarial Manager

HBOS plc

1 April 2005

5 Morrison Street
Edinburgh
EH3 8BH

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222


SEC MAIL PROCESSING
RECEIVED
APR 14 2005
WASH. D.C. 179 SECTION

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st March to 31st March 2005**.

Announcements made to the London Stock Exchange:-

01.03.05	Rule 8 disclosure – Shell T&T plc
01.03.05	Director Shareholding – HBOS plc
02.03.05	Final Results – Halifax plc
02.03.05	Final Results – Part 1 – HBOS plc
02.03.05	Final Results – Part 2 – HBOS plc
02.03.05	Rule 8 disclosure – Shell T&T plc
02.03.05	Director Shareholding – HBOS plc
03.03.05	Transaction in Own Shares – HBOS plc
03.03.05	Director Shareholding – HBOS plc
03.03.05	Rule 8 disclosure – Shell T&T plc
03.03.05	Director Shareholding – HBOS plc
04.03.05	Transaction in Own Shares – HBOS plc
04.03.05	Halifax House Price Index – Feb 2005
04.03.05	Rule 8 disclosure – Shell T&T plc
04.03.05	Rule 8 disclosure – Future plc
04.03.05	Director Shareholding – HBOS plc
07.03.05	Transaction in Own Shares – HBOS plc
07.03.05	Director Shareholding – HBOS plc
07.03.05	Director Shareholding – HBOS plc
07.03.05	Rule 8 disclosure - Shell T & T plc
08.03.05	Rule 8 disclosure – Shell T&T plc
08.03.05	Rule 8 disclosure – Woolworth Group plc
08.03.05	Rule 8 disclosure – GWR Group plc
08.03.05	Director Shareholding – HBOS plc
08.03.05	Rule 8 disclosure – Capital Radio plc
09.03.05	Director Shareholding – HBOS plc
09.03.05	Rule 8 disclosure – Shell T&T plc
09.03.05	Director Shareholding – HBOS plc
10.03.05	Director Shareholding – HBOS plc
10.03.05	Rule 8 disclosure – Shell T&T plc
10.03.05	Blocklisting 6 Monthly Return – HBOS plc

10.03.05	Director Shareholding – HBOS plc
11.03.05	Director Shareholding – HBOS plc
11.03.05	Rule 8 disclosure – Shell T&T plc
11.03.05	Notice of AGM
14.03.05	Rule 8 disclosure – Shell T&T plc
14.03.05	Rule 8 disclosure – Incepta Group plc
14.03.05	Director Shareholding – HBOS plc
15.03.05	Transaction in Own Shares – HBOS plc
15.03.05	Rule 8 disclosure – Shell T&T plc
15.03.05	Director Shareholding – HBOS plc
16.03.05	Rule 8 disclosure – Capital Radio plc
16.03.05	Rule 8 disclosure – Woolworths Group plc
16.03.05	Rule 8 disclosure – GWR Group plc
16.03.05	Rule 8 disclosure – Shell T&T plc
16.03.05	Director Shareholding – HBOS plc
16.03.05	Irish Retail Network
16.03.05	Director Shareholding – HBOS plc
17.03.05	Transaction in Own Shares – HBOS plc
17.03.05	Preference Shares Exchange
17.03.05	Director Shareholding – HBOS plc
17.03.05	Rule 8 disclosure – Shell T&T plc
17.03.05	Rule 8 disclosure – Shell T&T plc
18.03.05	Transaction in Own Shares – HBOS plc
18.03.05	Director Shareholding – HBOS plc
18.03.05	Rule 8 disclosure – Shell T&T plc
18.03.05	Rule 8 disclosure – Shell T&T plc
18.03.05	Rule 8 disclosure – Cox Insurance Hldgs
18.03.05	Rule 8 disclosure – Somerfield plc
21.03.05	Transaction in Own Shares – HBOS plc
21.03.05	Director Shareholding – HBOS plc
21.03.05	Rule 8 disclosure – Shell T&T plc
21.03.05	Rule 8 disclosure – Shell T&T plc
21.03.05	Rule 8 disclosure – Cox Insurance Hldgs
21.03.05	Annual Review – Halifax plc
22.03.05	Transaction in Own Shares – HBOS plc
22.03.05	Director Shareholding – HBOS plc
22.03.05	Rule 8 disclosure – Shell T&T plc
22.03.05	Rule 8 disclosure – Somerfield plc
23.03.05	Transaction in Own Shares – HBOS plc
23.03.05	Rule 8 disclosure – Hit Entertainment
23.03.05	Rule 8 disclosure – Shell T&T plc
23.03.05	Director Shareholding – HBOS plc
23.03.05	Director Shareholding – HBOS plc
23.03.05	Director Shareholding – HBOS plc
24.03.05	Directorate Change
24.03.05	Additional Listing
24.03.05	Director Shareholding - HBOS plc
24.03.05	Rule 8 Disclosure - Cox Insurance plc
24.03.05	Rule 8 Disclosure - Shell T & T plc
24.03.05	Cancelation of Treasury Shares
29.03.05	Transaction in Own Shares - HBOS plc
29.03.05	Director Shareholding - HBOS plc
29.03.05	Rule 8 disclosure - Somerfield plc
29.03.05	Rule 8 disclosure - Shell T & T plc
29.03.05	Annual Report & Accounts - HBOS plc
30.03.05	Transaction in Own Shares - HBOS plc
30.03.05	Rule 8 disclosure - Shell T & T plc
30.03.05	Rule 8 disclosure - Cox Insurance Holdings
30.03.05	Director Shareholding - HBOS plc
31.03.05	Transaction in Own Shares - HBOS plc
31.03.05	Rule 8 disclosure - Shell T & T plc
31.03.05	Director Shareholding - HBOS plc

31.03.05 Director Shareholding - HBOS plc
31.03.05 Annual Report & Accounts - Halifax

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of 3,442 Shares registered on 01.03.05
1 Form 88(2)'s – Return of Allotment of 3,715 Shares registered on 02.03.05
1 Form 88(2)'s – Return of Allotment of 15,542 Shares registered on 03.03.05
1 Form 88(2)'s – Return of Allotment of 1,781 Shares registered on 04.03.05
1 Form 88(2)'s – Return of Allotment of 108,076 Shares registered on 07.03.05
1 Form 88(2)'s – Return of Allotment of 75,108 Shares registered on 08.03.05
1 Form 88(2)'s – Return of Allotment of 2,082 Shares registered on 08.03.05
1 Form 88(2)'s – Return of Allotment of 93,168 Shares registered on 09.03.05
1 Form 88(2)'s – Return of Allotment of 62,815 Shares registered on 10.03.05
1 Form 88(2)'s – Return of Allotment of 4,582 Shares registered on 10.03.05
1 Form 88(2)'s – Return of Allotment of 58,208 Shares registered on 11.03.05
1 Form 88(2)'s – Return of Allotment of 134,559 Shares registered on 15.03.05
1 Form 88(2)'s – Return of Allotment of 17,576 Shares registered on 16.03.05
1 Form 88(2)'s – Return of Allotment of 11,933 Shares registered on 17.03.05
1 Form 88(2)'s – Return of Allotment of 106,277 Shares registered on 18.03.05
1 Form 88(2)'s – Return of Allotment of 15,433 Shares registered on 21.03.05
1 Form 88(2)'s – Return of Allotment of 3,907 Shares registered on 22.03.05
1 Form 88(2)'s – Return of Allotment of 21,766 Shares registered on 23.03.05
1 Form 88(2)'s – Return of Allotment of 4,223 Shares registered on 24.03.05
1 Form 88(2)'s – Return of Allotment of 673 Shares registered on 29.03.05
1 Form 88(2)'s – Return of Allotment of 25,479 Shares registered on 30.03.05
1 Form 88(2)'s – Return of Allotment of 5,925 Shares registered on 31.03.05

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully



Kenny Melville
Company Secretarial Manager

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:36 01-Mar-05
Number	1723J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................01/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................28/02/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	6,035	£4.9475
	1,870	£4.865

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,816,886.............(1.464%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:47 01-Mar-05
Number	1743J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 3,433 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 4,635,139 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

Close

Regulatory Announcement

Go to market news section



Company	Halifax PLC
TIDM	59NB
Headline	Final Results
Released	07:00 02-Mar-05
Number	2091J

(Page 1)

2 March 2005

Halifax plc Preliminary Results 2004

Stock Exchange Announcement

Contents

(Page 2)

Business and Financial Review

The Directors have pleasure in presenting the consolidated preliminary results of Halifax plc for the year ended 31 December 2004. Halifax plc ('Halifax') is an authorised bank and a directly held subsidiary undertaking of HBOS plc.

Halifax plc group profit on ordinary activities before taxation is £1,326m for the year ended 31 December 2004 (2003: £1,213m).

Profit before tax and exceptional items is £1,479m for the year ended 31 December 2004 (2003: £1,275m).

Exceptional items of £153m (2003: £62m) in respect of mortgage endowment compensation and merger integration are included in operating expenses.

Dividends on ordinary shares of £889m and dividends of £49m on the non-cumulative preference shares are reflected in the profit and loss account.

Business Sector Performance and Reviews

The HBOS Group business sectors have been reorganised from 1 January 2004 and now comprise Retail, Corporate, Treasury, Insurance & Investment, International and Group Items. The business sectors within Halifax mirror the business sectors of the HBOS Group and have been similarly reorganised. However for Halifax, with the exception of Retail and Corporate, the activities of the other business sectors are not of a sufficient scale to be separately reported and so have been amalgamated for segmental reporting purposes as Other Activities.

The business sector changes within Halifax arise from the merger of the major part of Business Banking with Corporate Banking to create an enlarged Corporate division and the transfer of some Business Banking activities to Retail. The results for the year ended 31 December 2003 have been restated in the Business Sector Performance table on page 3 to reflect these changes. The impact of the restatement on the reported sectors for the year ended 31 December 2003 is shown in the Business Sector Restatement table on page 4. There is no impact on the overall Halifax plc consolidated balance sheet and profit and loss account previously published for the year ended 31 December 2003.

Business Sector Performance

Year ended 31 December 2004	Retail £m	Corporate £m	Other Activities £m	Total £m
Net interest income	2,767	90	(2)	2,855
Non-interest income	752	113	212	1,077
Net operating income	3,519	203	210	3,932
Operating expenses*	(1,678)	(52)	(244)	(1,974)
General insurance claims	-	-	(40)	(40)
Recovery of amounts written off fixed asset investments	-	-	3	3
Operating profit/(loss) before provisions*	1,841	151	(71)	1,921
Provisions for bad and doubtful debts				
Specific	(425)	1	-	(424)
General	(47)	-	-	(47)
Share of profits of joint ventures	1	18	-	19
Profit on sale of fixed assets	10	-	-	10
Profit/(loss) before tax and exceptional items	1,380	170	(71)	1,479

*Excluding exceptional items

Year ended 31 December 2003 (restated)	Retail £m	Corporate £m	Other Activities £m	Total £m

Net interest income	2,447	132	(6)	2,573
Non-interest income	644	102	146	892
Net operating income	3,091	234	140	3,465
Operating expenses*	(1,532)	(53)	(272)	(1,857)
Operating profit/(loss) before provisions*	1,559	181	(132)	1,608
Provisions for bad and doubtful debts				
Specific	(308)	-	-	(308)
General	(41)	6	-	(35)
Share of (losses)/profits of joint ventures	(6)	16	-	10
Profit/(loss) before tax and exceptional items	1,204	203	(132)	1,275

*Excluding exceptional items

Business Sector Restatement

The table below sets out the financial impact of the restructuring that took effect from 1 January 2004.

Year ended 31 December 2003	As previously published (note 1) £m	Transfers (note 2) £m	Restated (note 3) £m
Retail	1,201	3	1,204
Corporate	155	48	203
Other Activities	(81)	(51)	(132)
Profit before tax and exceptional items	1,275	-	1,275

Note 1:

The results for the year ended 31 December 2003 are those that have been previously published in the 2003 Preliminary Results Announcement and the Annual Report and Accounts.

Note 2:

The impact of the business sector changes within Halifax arise from the merger of the major part of Business Banking with Corporate Banking to create an enlarged Corporate division and the transfer of some Business Banking activities to Retail. Business Banking was previously reported as part of Other Activities.

Note 3:

These amounts are the restated comparatives as at 31 December 2003 following the transfer of business activities with effect from 1 January 2004 as noted above.

Retail

	Year ended 31.12.2004 £m	Year ended 31.12.2003 (restated) £m
Net interest income	2,767	2,447
Non-interest income	752	644
Net operating income	3,519	3,091
Operating expenses*	(1,678)	(1,532)
Operating profit before provisions*	1,841	1,559
Provisions for bad and doubtful debts		
Specific	(425)	(308)
General	(47)	(41)
Share of profits/(losses) of joint ventures	1	(6)
Profit on sale of fixed assets	10	-
Profit before tax and exceptional items	1,380	1,204
Net interest margin (note 1)	1.75%	1.76%
Net interest spread	1.72%	1.70%

*Excluding exceptional items

Note 1:

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average interest earning assets are stated before deduction of non-returnable finance.

Strategy and distribution

Retail is committed to deliver value and simplicity to consumers. The Halifax Retail business has an extensive multi-branded distribution reach. It operates across a wide range of financial services distribution channels (retail branches, agencies, estate agencies, telephone, internet and via intermediaries). The principal brands of Halifax and Birmingham Midshires, together with Intelligent Finance provide a comprehensive coverage of the retail market segments and underpin the success of the business.

Halifax Retail is the leading provider of mortgages through the Halifax, Birmingham Midshires and Intelligent Finance brands. Halifax is also the nation's No 1 liquid savings provider.

Business Performance

Growth in assets was the key driver behind a 13% increase in net interest income to £2,767m (2003: £2,447m). With non-interest income 17% higher at £752m (2003: £644m), net operating income grew by 14% year on year. Fees and commissions receivable were £103m higher at £1,035m, reflecting solid growth in fee income across our principal product lines. Fees and commissions payable fell slightly to £311m (2003: £313m).

Operating expenses increased by £146m to £1,678m. As the integration of the Retail activities following the merger with Bank of Scotland continue, more of Retail's costs are being incurred within the Halifax group. However these increases are mirrored by reductions in costs in other entities within the HBOS Group. Across the HBOS Group Retail's operating expenses have grown by just 0.5%. Our cost growth performance combined with the increase in operating income has produced a further improvement in cost:income ratio, pre-exceptional items, down from 49.6% to 47.7%.

Closing provisions as a percentage of period-end loans and advances were 0.64%, compared to 0.56% at the end of 2003. The bad debt charge represented 0.30% (2003: 0.25%) of average loans and advances. The total charge comprises £459m (2003: £328m) for unsecured and £13m (2003: £21m) for secured advances. Whilst the vast majority of the growth in the unsecured charge reflects the significant growth in balances in recent years, Retail has continued to experience credit performance issues in specific segments of unsecured lending written in 2002 and 2003. Having tightened lending criteria we are confident that lending originated in 2004 and 2005 will perform satisfactorily. The decrease in the secured charge reflects the continued benefit from a combination of significant house price inflation, and reduced losses on possession.

The £10m profit on sale of fixed assets represents the gain arising on the disposal of cash machines situated in locations remote from the group's bank branches.

Halifax's gross mortgage lending at £55.3bn represents a 19% market share. The Retail mortgage book has grown by £16bn during 2004 and represents a 16% share of net mortgage lending.

Halifax's market leading current account that combines attractive interest rates and value added features, backed up by aggressive marketing, has allowed Retail to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered since 2001 has been maintained with 838,000 new bank accounts opened in 2004.

The launch of the "One card" credit card with a nine month 0% introductory period, cashback and a 'go to' APR which incorporates our assessment of customers' inherent risk, has been phenomenally successful. In 2004, Halifax Retail acquired over one million new credit card accounts.

Against a background of low but rising interest rates, Halifax has continued to grow banking and savings deposit balances. Our aggressive multi-brand strategy and innovative new products such as the "Regular Saver" account, which rewards customers for getting back into the habit of saving, helped grow customer accounts by £6.8bn in 2004.

Corporate

	Year ended 31.12.2004 £m	Year ended 31.12.2003 (restated) £m
Net interest income	90	132
Non-interest income	113	102

Net operating income	203	234
Operating expenses	(52)	(53)
Operating profit before provisions	151	181
Provisions for bad and doubtful debts		
Specific	1	-
General	-	6
Share of profits of joint ventures	18	16
Profit before tax	170	203

Financial performance

The markets in which HBOS Corporate operates are large and diverse and have the potential to deliver sustainable profitable growth for many years to come. We provide a comprehensive and ever growing range of products and services. The main activities carried out in the Halifax group are structured and asset finance.

Profit before tax fell by 16% to £170m predominantly as a result of changes to internal transfer pricing mechanisms during 2004, which reduced net interest earnings. The underlying 2004 profits were in line with the prior year.

Non-interest income was strong, rising by £11m to £113m, an increase of 11%. Operating expenses were tightly controlled and decreased from £53m to £52m.

The share of profits of joint ventures rose by 13% to £18m. The increase resulted from a continuing strong performance from Lex Vehicle Leasing (Holdings) Ltd group.

On 21 December 2004, as part of the HBOS mortgage backed covered bond programme, Halifax sold £1,350m of loans with UK housing associations to HBOS Social Housing Covered Bond LLP, a fellow subsidiary undertaking of HBOS plc.

(Page 8)

Other Activities

Other Activities comprise the combined results of Insurance & Investment, Treasury, International and Group Items within the Halifax group.

	Year ended 31.12.2004	Year ended 31.12.2003 (restated)
	£m	£m
Net interest income	(2)	(6)
Non-interest income	212	146
Net operating income	210	140
Operating expenses (excluding exceptional items)	(244)	(272)
General insurance claims	(40)	-
Recovery of amounts written off fixed asset investments	3	-
Loss before tax and exceptional items	(71)	(132)

Non-interest income has increased by £66m. The HBOS Group has commenced underwriting household insurance. A subsidiary undertaking of Halifax re-insures some of this activity. An increase in mortgage indemnity commissions and general insurance premiums arising from the new household reinsurance business accounted for £63m of the growth in non-interest income. Consequently, general insurance claims of £40m have also arisen during the year.

Operating expenses, which are net of intra-group recharges, have decreased by £28m. This is caused by increases in recharged expenses exceeding net increases in underlying expenses. Many

central services are recharged to the other divisions and recharged expenses increased £76m to £715m. The main changes in underlying expenses are increased staff related costs, up £36m to £244m, and computer services, up £27m to £143m, offset by a reduction in occupancy expenses down £20m to £194m.

Prospects

As the business activities of the Halifax plc group are predominantly within the Retail business sector of the HBOS Group, the prospects for the Halifax plc group broadly align with those of the HBOS Retail business sector. Those prospects are summarised below.

Retail's performance in 2004 continues to confirm that our strategy, based on delivering value and simplicity to customers combined with a disciplined approach to cost management, drives real shareholder value.

The housing market is slowing but there is still low unemployment, good affordability and a shortage of housing stock. Against this background we have continued to tighten our lending criteria and this will be reflected in Halifax's mortgage strategy during 2005.

In the long term we continue to see attractive growth prospects in all our main Retail businesses and we believe that our uniquely strong sales and distribution model will allow us to achieve significant long term market shares in all markets in which we compete.

Financial Review

Overview of Results

Halifax plc group profit on ordinary activities before tax was £1,326m (2003: £1,213m). The profit before tax is after charging exceptional expenses of £153m (2003: £62m). Exceptional costs have been charged within operating expenses in respect of merger integration and mortgage endowment compensation. The merger integration costs comprise the costs of integration and reorganisation following the merger with the Bank of Scotland group in September 2001. Mortgage endowment compensation relates to the costs of redress arising from the sale of mortgage endowments.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Profit on ordinary activities before tax	1,326	1,213
Exceptional items		
Merger integration	23	62
Mortgage endowment compensation	130	-
Profit before tax and exceptional items	1,479	1,275

Net Operating Income

Operating income has risen by 13% to £3,932m. The main drivers of net interest income and other income are discussed within the business sector analysis.

Operating Expenses

Total operating expenses were £208m higher than in 2003. Administrative expenses at £1,865m were £186m higher than in 2003. Staff costs increased by £102m to £1,072m as the average number of employees rose by 12% to 41,365. Exceptional costs increased by £91m as a result of charging £130m in respect of mortgage endowment compensation. Excluding staff costs and exceptional costs, other administrative expenses fell by £7m to £640m.

Retirement Benefits

Under SSAP 24, £98m has been charged in respect of pension costs (2003: £86m). The increase in expense follows the triennial valuation of the Halifax Retirement Fund ("HRF") at 31 March 2003 that, inter alia, reflected the deterioration in stock market conditions during the period since the previous valuation. Halifax has responded to this by increasing contributions to the HRF.

Provisions for Bad and Doubtful Debts

	Specific £m	General £m	Total £m
At 1 January 2004	577	268	845
New provisions less releases	439	47	486
Amounts written off	(248)	-	(248)
At 31 December 2004	768	315	1,083
New provisions less releases	439	47	486
Recoveries of amounts previously written off	(15)	-	(15)
Net charge to profit and loss account	424	47	471

The charge for provisions is £128m higher at £471m (2003: £343m). The increase mainly reflects the growth of the unsecured loan portfolio.

Share of Operating Profits of Joint Ventures

The share of operating profits of joint ventures comprises:

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Lex Vehicle Leasing	18	16
Other	1	(6)
	19	10

The Lex Vehicle Leasing result for the year is stated after charging goodwill amortisation of £6m (2003: £6m).

Taxation

The effective rate of corporation tax for the year ended 31 December 2004 is 29.9% (2003: 31.5%) compared to an actual corporation tax rate for the period of 30% (2003: 30%). The difference in both years is principally due to adjustments in respect of previous periods.

Dividends

Ordinary dividends of £889m for 2004 reflect those payable in the ordinary course of business. Dividends of £49m on the non-cumulative preference shares are reflected in the profit and loss account for the year ended 31 December 2004. The next semi-annual preference share dividend payment will be made on 15 March 2005.

Securitisation

In March 2004 £6,122m of residential mortgages were securitised as part of Halifax's ongoing funding programme. In July 2004 and November 2004 £3,956m and £3,853m of residential mortgages respectively were also securitised under this programme. The non-returnable finance raised from these securitisations is shown under a linked presentation format on the balance sheet.

Loans and advances to customers include mortgage advances of £13,277m (2003: £6,427m) that have been sold to a subsidiary limited liability partnership of Halifax. The proceeds from the issue of Covered Bonds are the primary source of finance for this subsidiary. The Covered Bonds are issued by HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc. As the sale of the mortgages includes terms whereby the rewards and some of the risks of the portfolio are retained, these mortgage advances have been retained on Halifax's balance sheet.

Subordinated Debt

On 30 January 2004 Halifax issued £300m of perpetual floating rate subordinated loan stock to HBOS plc, the parent undertaking. Halifax also issued HBOS plc with £270m of floating rate subordinated sterling bonds 2009 on 27 April 2004. During the year Halifax repurchased £74m of floating rate subordinated sterling notes 2009 and on 16 April 2004 Halifax exercised its option to repurchase US$500m of floating rate subordinated US dollar step-up callable notes 2009.

Share Capital

As part of its issued share capital Halifax has £800m of 6.125% £1 preference shares in issue. 601,934,000 preference shares are held by or on behalf of HBOS plc and are not listed. The remaining preference shares were originally issued as part of the consideration for the acquisition of the business of Birmingham Midshires Building Society in 1999. These preference shares are the only listed shares of Halifax plc.

Reconciliation of Shareholders' Funds

	2004 £m	2003 £m
Profit attributable to shareholders	927	823
Dividends	(938)	(723)
Other recognised gains	6	1
Net (reduction in)/addition to shareholders' funds	(5)	101
Shareholders' funds at 1 January	5,985	5,884
Shareholders' funds at 31 December	5,980	5,985

Summary Consolidated Profit and Loss Account

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	2,855	2,573
Non-interest income	1,077	892
Net operating income	3,932	3,465
Operating expenses	(2,127)	(1,919)
General insurance claims	(40)	-
Provisions for bad and doubtful debts	(471)	(343)
Recovery of amounts written off fixed asset investments	3	-
Operating profit	1,297	1,203



Company	HBOS PLC
TIDM	HBOS
Headline	Final Results - Part 1
Released	07:01 02-Mar-05
Number	2150J

2 March 2005

HBOS plc Preliminary Results 2004

Stock Exchange Announcement

Contents

HBOS plc 2004 Preliminary Results

Group Highlights

- Profit before tax up 22% to £4,592m.
- Profit before tax and exceptional items up 23% to £4,770m.
- Profit before tax, exceptional items and short-term fluctuations investment returns, up 23% to £4,730m.
- Underlying earnings per share up 23% to 84.3p.
- Basic earnings per share up 23% to 78.1p.
- Final dividend up 8% to 22.15p, full year dividend up 7% to 32.9 as underlying dividend cover increases from 2.2 to 2.6 times.
- Group RoE increases to 19.7% (17.7% 2003). Group Target R increases to 19.5% (17.7% 2003) and 19.8% (20% target in 20(after allowing for the reduction in profit arising from 1 commencement of household insurance underwriting in Janu; 2004.
- Group net interest margin 170bps (177bps 2003).
- Loans and advances to customers grow 12% to £316.4bn; Gro customer deposit balances grow 13% to £195.5bn.
- Non-performing assets as a percentage of customer advanc 1.85% (1.75% end 2003); closing provisions 0.79% of custon advances (0.79% end 2003).
- Non-interest income 23% higher at £4,287m.
- Underlying operating income 13% higher at £9,583m; underlyi operating expenses 3% higher at £3,628m.
- Cost:income ratio falls to 37.9% (41.6% 2003).
- Tier 1 capital ratio 8.1%, total capital ratio 11.8% (7.6% and 11.' end 2003).
- Share buy back programme in 2005 of up to £750m.

Divisional Highlights

- Profit before tax and exceptional items in Retail up 22%; Corpor; up 25%, Treasury up 8%, Insurance & Investment up 20% a International up 21%.
- Customer lending; up 10% in Retail, up 9% in Corporate and 24% in International.
- Retail sales volumes; UK net mortgage lending share 17%, ' new bank accounts, 1.2m new credit card accounts and in savin 15.9% estimated share of Household Sector Liquid Assets.
- Customer deposit balances; up £8.4bn (7%) in Retail, up £7.4 (24%) in Corporate and up £1.9bn (23%) in International.
- Cost:income ratios; Retail 44.1% (48.7% 2003), Corporate 27.; (29.8%), Treasury 29.9% (27.8%) and International 45.9% (47.3?
- Net interest margins; Retail 183bps (192bps 2003), Corpor; 198bps (196bps) and International 204bps (228bps).
- Non-performing assets as a percentage of customer advanc 2.16% in Retail (1.81% end 2003), 1.45% in Corporate (1.81%) a 0.86% (1.06%) in International.
- Investment sales rise 13% to £1,381m of effective premi income; bancassurance up 12%, intermediary up 11% and wea management up 19%; no. 1 market share of UK Investm product sales 12.2%.
- Insurance sales rise 9% to £1,732m gross written premiur repayment up 2%, household up 8% and motor up 34%.
- In International (local currency); lending growth of 15% in Austr; and 59% in Ireland; customer deposits up 28% and 2; respectively.

Overview

In 2004, good volume growth, tight cost control and resilient margins enabled us to achieve 20% plus profits growth and a significant increase in return on equity, just 0.2% short of our 20% target for 2004.

Profits

Profit before tax and exceptional items increased 23% to £4,770m. After charging £178m for exceptional items, profit before tax rose 22% to £4,592m.

Earnings and Dividends

Underlying earnings per share increased 23% to 84.3p while basic earnings per share also increased 23% to 78.1p. The Board is proposing a final dividend of 22.15p (up 8%) taking the full year dividend to 32.95p (up 7%). Underlying dividend cover has risen to 2.6 times (2.2 times in 2003). Having now reached our target of 2.5 times cover, dividend growth will match growth in earnings per share more closely.

RoE

Group RoE increased to 19.7% (17.7% 2003). Group Target RoE increased to 19.5% (17.7% 2003). Allowing for the reduction in profit in 2004 as a result of our move to underwrite household insurance, Group Adjusted Target RoE was just below our 20% target for 2004 at 19.8%.

Volume Growth

In the short term, sales and market share ambitions must be adapted to economic conditions. As a result, in a number of markets in 2004 we adopted a steadily more cautious stance. Even so we delivered good volume growth. Total loans and advances to customers grew 12% to £316.4bn whilst total customer deposits grew 13% to £195.5bn. Investment product sales rose 13% to £1,381m of effective premium income and insurance sales increased 9% to £1,732m gross written premiums.

Revenues and Costs

Underlying operating income, after charging for amounts written off fixed asset investments, general insurance claims and operating lease depreciation, rose 13% to £9,583m. Net interest income was 9% higher with non-interest income rising 23%.

Underlying operating expenses, excluding exceptional items, goodwill amortisation and operating lease depreciation, grew by less than 3% to £3,628m.

The ten point gap between income and cost growth pushed the Group's cost:income ratio down to 37.9% from 41.6% in 2003.

We will continue to seek further reductions in our cost:income ratio. But such reductions will not be achieved at the expense of investment either in customer service or future growth. Last year we added around 2,000 new customer facing jobs. The prospects of certain parts of our business call for a significant investment in people and infrastructure. In Bank of Scotland (Ireland), HBOS Australia and HBOS Treasury Services costs will therefore rise by around £100m in 2005. Across the rest of the Group, which accounts for around 90% of costs, we continue to target year on year productivity gains by containing cost growth to retail price inflation regardless of volume growth.

Net Interest Margin

The Group net interest margin fell 7bps to 170bps (177bps full year 2003) although it was slightly higher in the second half (172bps H2, 168bps H1). The decline principally reflects the impact of higher LIBOR related funding costs on the Retail margin as, for most of the year, money markets anticipated base rate increases.

Credit Quality

As a percentage of closing customer advances non-performing assets increased to 1.85% (1.75% end 2003), an increase in Retail being only partially offset by reductions in Corporate and International. Closing provisions were 0.79% of closing customer advances (0.79% end 2003) with coverage of non-performing assets by total closing provisions and interest in suspense at 45% (48% end 2003). The Group charge for provisions was £1,201m (2003 £1,025m) representing 0.40% of average customer advances (0.39% in 2003).

Capital Ratios

Despite good asset growth, the total capital ratio increased to 11.8% (11.1% end 2003) and the Tier 1 capital ratio rose to 8.1% (7.6% end 2003). Retained earnings, the key indicator of our capacity to finance growth, rose 41% to £1,734m.

Merger Synergies

At the interim stage we reported that the target run rate for merger synergies had been achieved. The exceptional costs arising from the merger amounted to £48m (2003 £119m).

Mortgage endowment compensation

Industry-wide, last year saw a significant increase in the volume of mortgage endowment complaints as the media, the Financial Services Authority and companies themselves were more successful in encouraging customers to come forward. As a consequence we have set aside an exceptional amount of £130m to provide compensation for customers with a valid complaint.

IFRS

In December we presented our assessment of the anticipated impact for HBOS of the change in accounting from UK GAAP to IFRS. In May we will report comparative figures for 2004 on an IFRS basis. Since December we have not changed our view of the likely impact on capital or earnings of the change to IFRS.

Divisional Performance

Retail

Profit before tax and exceptional items in Retail increased 22% to £2,059m as the division's consumer credentials and multi-brand strategy continue to be major drivers of value creation in HBOS. Our increasingly cautious approach to the mortgage market and the credit experience in parts of our unsecured lending book saw us tighten lending criteria appreciably. Even so, Retail achieved good growth in both customer lending (10%) and customer deposits (7%).

The Retail net interest margin for the year as a whole fell to 183bps (192bps 2003), just above the 182bps achieved in the first half. Product margins were stable and the decline was wholly attributable to higher LIBOR related wholesale funding costs.

Net interest income grew 8% and driven primarily by asset growth and related fee income, non-interest income rose 24%. Together they produced an 11% increase in total operating income. Total operating expenses were virtually unchanged compared to the previous year. The gap between revenue and cost growth widened to over 10%. As a result the Retail cost:income ratio fell to 44.1% (48.7% 2003).

Last year our market share of UK net mortgage lending was 17% (25% 2003). Throughout the year our pricing strategy was designed to target lower loan to value (LTV) ratios. The average LTV for our entire book of mortgages fell again to 41% (43% end 2003) and the proportion of loans above 85% LTV fell to 7% (10% end 2003). In the current climate we will continue to manage down LTVs and target a market share of new lending between 15 and 20%.

The increasing maturity of our lending and a change in business mix largely account for the increase in non-performing assets which, as a percentage of closing customer advances, rose to 2.16% (1.81% end 2003). But the credit performance of parts of our unsecured lending book written in 2002 and 2003 was also a contributory factor. Through tightening lending criteria we have taken corrective action which we believe has been effective. The provisions charge as a percentage of average advances increased to 0.33% (0.30% 2003) with coverage of NPAs by total provisions (including interest in suspense) now standing at 37% (40% end 2003).

Taken together, savings balances and credit balances in bank accounts increased by £8.4bn (£10.8bn 2003) generating a small increase in HBOS's estimated share of UK Household Sector Liquid Assets to 15.9% (15.7% 2003).

With 1 million new bank accounts (estimated 25% of the new and switchers market) and 1.2 million new credit cards (estimated 19% of new credit cards), we continued to gain market share in basic banking products. Bank account credit balances and credit card outstandings grew by 12% and 30% respectively.

Good progress is also being made in servicing the small business banking market where competitors' pricing continues to present us with the opportunity to grow at their expense. In 2004 we acquired 29,000 new customers which enabled us to grow deposit balances by 21%.

Corporate

Profit before tax and exceptional items grew by 25% to £1,376m as Corporate converted controlled asset growth into improved credit quality and better returns for shareholders. The division's franchise in its key markets continues to strengthen. Last year the integration of the Corporate and Business banking divisions also yielded early cost savings.

Increased competition in a better trading environment reinforced our determination not to compromise our lending criteria. This, together with greater success in sell down activity as we sought to

drive up returns and higher repayments resulted in net lending to customers rising 9%. The Corporate net interest margin was little changed at 198bps (196bps 2003) and net interest income therefore grew by 10%.

Our clear focus on growing fees and commissions together with increased investment gains saw non-interest income rise 23%. Despite such gains the embedded profit in our investment portfolio increased during the year.

Corporate continued to expand its resources and infrastructure at pace but operational efficiencies arising from the integration of our Corporate and Business Banking divisions saw costs, excluding operating lease asset depreciation, just 6% higher than in 2003.

The ten point gap between the growth in underlying operating income (16%) and underlying operating expenses (6%) meant that the Corporate cost:income ratio fell to 27.2% (29.8% 2003).

Throughout the year we saw improvements in credit quality performance indicators and NPAs as a percentage of closing advances fell to 1.45% (1.81% 2003). The provisioning charge as a percentage of average advances of 0.69% (0.66% 2003) resulted in coverage of NPAs by total provisions (including interest in suspense) of 71% (65% end 2003).

Treasury

Profit before tax and exceptional items rose 8% to £262m, as Treasury's clear focus on the development of Group customer revenues continued to generate high quality earnings for HBOS.

Despite a strong performance from our structured investment portfolio, net interest income reduced by 8% as we chose to lengthen the maturity profile of our wholesale funding liabilities. Conversely, as a result of increased sales of Treasury products to the Group and its customers, non-interest income grew by 32%. Overall, total operating income rose 11%.

Total operating expenses increased 20% as we continued to invest in the capability and infrastructure required to support our businesses internationally, address regulatory change and extend our ability to service our customers' needs. The cost:income ratio therefore rose to 29.9% (27.8% 2003).

Credit quality was such that no provisions for bad debts were required.

Insurance & Investment

HBOS's multi-brand multi-channel strategy enabled our Insurance & Investment businesses to deliver profits before tax and exceptional items 20% higher at £1,067m. After allowing for the reduction in profit due to the commencement of household insurance underwriting in January 2004, which defers profit recognition, the increase in profits was 29%.

Reported insurance profits fell 8% to £409m but profits rose 9% after allowing for the household insurance adjustment. Generally favourable underwriting experience and tight cost control allowed sales growth to feed directly through to profits.

Repayment insurance sales were 2% higher. Major new contracts enabled us to achieve an 18% increase in third party sales of repayment insurance which more than offset the 4% reduction in Group sales. Household insurance sales rose 8%, and for the first time, non-mortgage related sales exceeded mortgage related sales. With the successful launch of First Alternative, motor insurance sales rose 34% as esure itself moved into profit.

Benefiting from positive short term fluctuations in investment returns, investment profits rose 48% to £658m. Profits based on long term assumptions also increased by 48%. Increased new business volumes, efficiency gains and favourable experience were the key factors.

Strong growth in overseas sales (up 84%) and improved margins in the UK caused new business profitability in the intermediary channel to rise from 18% to 25% of effective premium income. This was largely responsible for the overall improvement in new business profitability to 28% of effective premium income (25% 2003).

All three investment product channels showed good sales growth with bancassurance up 12%, intermediary sales up 11% and St James's Place up 19%. Overall, UK sales of investment products grew 8% to £1,240m effective premium income increasing our market share to 12.2%. And for the first time this made HBOS the UK's no.1 provider of such products on this measure.

International

In both Australia and Ireland we have set about exporting HBOS strategies with a proven track record of success in the UK, designed to capture business from incumbents. Profit before tax and exceptional items grew by 21% to £312m from our combined operations in Australia and Ireland. Profit before tax and exceptional items in Australia rose 17% to A$506m and in Ireland rose 41% to €148m.

Competitively priced product offerings with aggressive advertising has seen encouraging new business growth in Australia where we achieved advances growth of 15% alongside 28% growth in customer deposits. As a consequence of the product mix and higher funding costs, margins declined by 10bps to 212bps (222bps 2003). Tight cost control necessary during a period of growth and integration saw underlying cost growth contained at 8% with the cost:income ratio at 50.0% (50.3% 2003). Credit quality remained good with the provisions charge as a percentage of average advances falling to 0.13% (0.24% 2003). NPAs reduced to 0.45% of closing advances (0.72% 2003).

In Ireland where we consciously adopted the consumer champion positioning that has served us well in the UK, we also saw good growth, with customer lending up 59% and deposits up 27%. The 21% increase in underlying operating expenses is inclusive of Retail investment initiatives and the re-engineering of the Venture Capital business. The cost:income ratio nevertheless improved to 37.2% (39.2% 2003). Credit quality improved with the total provisions charge as a percentage of average advances at 0.17% (0.29% 2003). NPAs fell to 1.53% (1.86% 2003).

Outlook and Prospects

In 2005 we expect the UK economy to return to its trend rate of growth. Whilst consumer spending has slowed the prospects for employment remain bright and the trends in business investment appear healthy. Against this background we anticipate little change in the overall credit performance of our lending.

The housing market has seen a healthy shift in sentiment. Housing transactions have come back from last year's peak but prices remain underpinned by strong employment and interest rates that are at or close to a peak. In slower growth markets, Retail's momentum and rigorous cost discipline will continue to be a key source of advantage to HBOS.

Good levels of activity in our Corporate lending markets coupled with our continued commitment to controlled asset growth provide an encouraging backdrop for value creation in Corporate. In Treasury, through further extending our capability to meet the needs of both the Group and its customers, we are continuing to invest in the generation of a quality earnings stream.

Sentiment in stock markets is better than for some time as is already reflected in the performance of our investment businesses. As a market leader with particularly strong multi-channel distribution we are well placed to exploit the opportunities presented by the new "Sandler" products and depolarisation.

We do not anticipate significant shifts in underwriting experience across our personal lines businesses and we plan further investment in extending our distribution reach in order to gain market share.

In Australia and Ireland we are set to make good progress as we invest in the people and infrastructure we need to mount a serious challenge to the incumbents in each market.

(Page 10)

Since the capital raising in early 2002 underlying earnings per share have increased by 76% and dividend cover has risen just above our target of 2.5 times. This has resulted in a near fourfold increase in retained earnings transforming our capacity to finance our own growth. This year we expect asset growth to moderate further and we also intend to adjust the balance between equity and preference capital in our balance sheet. At the end of last year our Tier 1 and total capital ratios were above their targets. We are therefore

instigating a share buy back programme and in 2005 this will amount to up to £750m.

In HBOS's first three years, we have gained market share, achieved much improved efficiency and established higher shareholder returns. Our consumer credentials, our multi-brand strategy and the distinctive skills of our corporate team will ensure that we continue to deliver the growth necessary to achieve our 15 – 20% market share targets. Even with the merger behind us and recognising a slower growth environment, we can and will achieve further efficiency gains. But most important of all, we will also consolidate the gains we have made in shareholder returns. Central to this ambition are our cost discipline, dividend policy and capital management programme. Through them we will make growth work harder for shareholders.

Financial Highlights

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Divisional profit before tax and exceptional items[1]		
Retail	**2,059**	1,687
Corporate	**1,376**	1,101
Treasury	**262**	242
Insurance & Investment	**1,067**	887
International	**312**	257
Group Items	**(306)**	(289)
Profit before tax and exceptional items	**4,770**	3,885
Profit attributable to shareholders	**3,057**	2,452
Balance Sheet		
Loans and advances to customers (gross of securitisation)	**316,401**	283,528
Loans and advances to customers (net of securitisation)	**287,511**	266,382
Total assets (excluding long term assurance assets attributable to policyholders)	**393,318**	364,599
Total assets	**442,881**	408,413
Customer deposits	**195,494**	173,504
Subordinated liabilities	**14,633**	12,882
Shareholders' funds	**17,623**	15,368
Capital Adequacy	**%**	%
Tier 1 capital ratio	**8.1**	7.6
Total capital ratio	**11.8**	11.1
Performance Ratios	**%**	%
Post tax return on mean equity[2]	**19.7**	17.7
Group Target post tax return on mean equity[2][3]	**19.5**	17.7
Group Adjusted Target return on mean equity[2][3][4]	**19.8**	17.7
Cost:income ratio[5]	**37.9**	41.6
Net interest margin[6]	**1.70**	1.77
Per Ordinary Share		
Earnings (basic)[7]	**78.1p**	63.6p
Earnings (underlying)[7]	**84.3p**	68.5p
Dividends	**32.95p**	30.9p
Dividend growth	**7%**	5%
Dividend cover (basic)	**2.4 times**	2.1 times
Dividend cover (underlying)[8]	**2.6 times**	2.2 times
Net asset value	**439p**	389p
Share Information		
Closing number of ordinary shares in issue (millions)	**3,926**	3,850
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,867**	3,800

(1) As published in our Interim Results, profit before tax and exceptional items for comparative periods have been restated at the divisional level to reflect the new organisational structure announced previously.

(2) Excluding exceptional items of £178m pre tax (£125m post tax). The pre tax exceptional items consist of £48m relating to the merger of the Bank of Scotland and Halifax to create HBOS, and £130m in respect of mortgage endowment compensation.

(3) Excluding the impact of short-term fluctuations in investment returns and changes to economic assumptions in our investment businesses.

(4) Excluding the reduction in profit arising from the commencement of household insurance underwriting.

(5) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(6) Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance, the net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

(7) Basic earnings per share is based on profit attributable to ordinary shareholders of £3,020m and weighted average number of ordinary shares in issue of 3,867m. Underlying earnings per share is based on underlying profit attributable to ordinary shareholders of £3,260m and weighted average number of ordinary shares in issue of 3,867m. The underlying profit attributable to ordinary shareholders has been calculated by adding back the post tax impact of exceptional items of £125m and amortisation of goodwill (including Joint Ventures) of £115m.

(8) Underlying dividend cover is calculated excluding the post tax impact of exceptional items and goodwill amortisation.

Key Divisional Statistics

	Year ended 31.12.2004	Year ended 31.12.2003
Retail		
Profit before tax and exceptional items (£m)	**2,059**	1,687
Gross mortgage lending (£bn)	**68.1**	71.8
Net mortgage lending (£bn)	**18.5**	25.5
Net mortgage lending market share (estimated) (%)	**17**	25
Stock of mortgages market share (estimated) (%)(1)	**22**	23
Total deposit balances (£bn)	**126.1**	117.7
Share of UK Household Sector Liquid Assets (estimated) (%)	**15.9**	15.7
Total lending to customers (£bn)(1)	**209.4**	190.6
Risk weighted assets (£bn)	**105.2**	99.5
Bad debt charge as a % of average advances (%)(1)	**0.33**	0.30
Total provisions including interest in suspense as a % of NPAs (%)	**37**	40
Total provisions as a % of closing advances (%)(1)	**0.75**	0.69
NPAs as a % of closing advances (%)(1)	**2.16**	1.81
Net interest margin (%)(1)	**1.83**	1.92
Cost:income ratio (%)(3)	**44.1**	48.7
Corporate		
Profit before tax and exceptional items (£m)	**1,376**	1,101
Total deposits (£bn)	**38.6**	31.2
Total lending to customers (£bn)(1)	**78.8**	72.2
Risk weighted assets (£bn)	**92.9**	83.5
Bad debt charge as a % of average advances (%)(1)	**0.69**	0.66
Total provisions including interest in suspense as a % of NPAs (%)	**71**	65
Total provisions as a % of closing advances (%)(1)	**0.96**	1.09
NPAs as a % of closing advances (%)(1)	**1.45**	1.81
Net interest margin (%)(1)	**1.98**	1.96
Cost:income ratio (%)(3)	**27.2**	29.8
Treasury		
Profit before tax and exceptional items (£m)	**262**	242
Risk weighted assets (£bn)	**14.8**	14.0
Net interest margin (excluding trading assets) (bps)	**9**	13
Cost:income ratio (%)(3)	**29.9**	27.8
Insurance & Investment		
Profit before tax and exceptional items (£m)	**1,067**	887
Profit based on long term assumptions (£m)(4)	**1,027**	861
Insurance premium income (gross written premiums) (£m)	**1,732**	1,594
Insurance policies in force (000s)	**9,987**	8,330
Investment sales (effective premium income ('EPI')) (£m)	**1,381**	1,227
UK Investment sales market share (based on EPI) (%)	**12.2**	12.0
Funds under management (£bn)	**87**	78

	Year	Year

	ended 31.12.2004	ended 31.12.2003
International[2]		
Australia		
Profit before tax and exceptional items (A$m)	**506**	434
Total deposits (A$bn)	**15.1**	11.8
Total lending to customers (A$bn)[1]	**36.3**	31.6
Risk weighted assets (A$bn)	**30.2**	28.1
Bad debt charge as a % of average advances (%)[1]	**0.13**	0.24
Total provisions including interest in suspense as a % of NPAs (%)	**146**	104
Total provisions as a % of closing advances (%)[1]	**0.62**	0.68
NPAs as a % of closing advances (%)[1]	**0.45**	0.72
Net interest margin (%)[1]	**2.12**	2.22
Cost:income ratio (%)[3]	**50.0**	50.3
Ireland		
Profit before tax and exceptional items (€m)	**148**	105
Total deposits (€bn)	**5.6**	4.4
Total lending to customers (€bn)	**12.6**	7.9
Risk weighted assets (€bn)	**11.8**	8.3
Bad debt charge as a % of average advances (%)	**0.17**	0.29
Total provisions including interest in suspense as a % of NPAs (%)	**54**	69
Total provisions as a % of closing advances (%)	**0.77**	1.16
NPAs as a % of closing advances (%)	**1.53**	1.86
Net interest margin (%)	**1.84**	2.12
Cost:income ratio (%)[3]	**37.2**	39.2

(1) Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for statutory balance sheet presentation of these assets and the associated non-returnable finance the figures and ratios are based on all lending, including lending subject to non-returnable finance unless stated otherwise.

(2) The figures presented for International are in local currency for the Australian and Irish businesses. The combined result converted to sterling is shown on page 37.

(3) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(4) Excluding the impact of short-term fluctuations in investment returns and changes to economic assumptions in our investment businesses.

Retail

In 2004 we have once again delivered an impressive sales performance together with strong growth in profitability. Our commitment to deliver value, simplicity and transparency to consumers continues to drive bottom line growth with profit before tax and exceptionals 22% higher than 2003 at £2,059m.

Highlights of our operating performance include:

- Net mortgage lending share of 17%
- 1.0m new bank accounts
- 1.2m new credit card accounts
- £8.4bn growth in savings and banking credit balances
- Year on year growth in operating expenses of only 0.5%.

Strong growth in income combined with tight cost control resulted in a further improvement in our cost:income ratio to 44.1% (down from 48.7%).

Financial Performance

Profit and Loss Account	**Year ended 31.12.2004 £m**	Year ended 31.12.2003 £m
Net interest income	**3,719**	3,448
Non-interest income	**1,029**	827
Mortgages & savings	**757**	678
Banking	**318**	301
Business banking	**19**	19
Personal loans	**38**	28
Credit cards	**209**	179
Other	**69**	64
Fees and commissions receivable	**1,410**	1,269
Fees and commissions payable	**(434)**	(451)
Other operating income	**53**	9
Operating income	**4,748**	4,275
Operating expenses*	**(2,093)**	(2,083)
Staff	**(979)**	(938)
Accommodation, repairs and maintenance	**(12)**	(50)
Technology	**(75)**	(66)
Marketing and communication	**(195)**	(234)
Depreciation:		
Tangible fixed assets	**(64)**	(56)
Other	**(140)**	(130)
Sub total	**(1,465)**	(1,474)
Recharges:		
Technology	**(267)**	(266)
Accommodation	**(250)**	(238)
Other shared services	**(111)**	(105)
Operating profit before provisions*	**2,655**	2,192
Provisions for bad & doubtful debts:		
Specific	**(610)**	(479)
General	**(43)**	(59)
Share of profits of associates and joint ventures	**34**	33
Profit on sale of fixed assets	**23**	-
Profit before tax and exceptional items	**2,059**	1,687
Bad debt charge as a % of average advances**	**0.33%**	0.30%
Cost:income ratio*	**44.1%**	48.7%

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. These ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

Asset growth was the key driver behind an 8% increase in net interest income to £3,719m (2003 £3,448m). With non-interest income 24% higher at £1,029m (2003 £827m), total operating income grew by 11% year on year.

Our continued focus on stringent cost control and the successful delivery of merger cost synergy targets resulted in year on year operating expense growth of only 0.5%. The combined impact of strong income growth and effective cost management disciplines drove a reduction in the cost:income ratio, for the third successive year since the merger, to 44.1%.

The non-performing asset ('NPA') profile of our mortgage book has inevitably shifted with the increase in specialist lending business written in recent years. This, coupled with slower balance sheet growth in 2004, has had a marked effect on our key NPA measures, but does not signal an equivalent deterioration in credit quality. Whilst the overall level of NPAs has increased by 31% to £4,519m (2003 £3,442m), the strong coverage provided by the average loan to value ('LTV') profile of the mortgage book does not result in a corresponding increase in provisioning levels.

Secured NPAs increased by 34% to £2,758m (2003 £2,056m), representing 1.43% (2003 1.17%) of closing advances. This growth was driven by two key factors:

- Our decision to slow asset growth which has resulted in a net lending share of only 17% in 2004. As expected, this slower asset growth has contributed to an increase in NPAs as a percentage of closing advances.
- Our deliberate policy to continue to source approximately 30% of new business from the specialist lending (i.e. buy-to-let, near prime and self-certified) markets and our confidence that the higher level of expected loss associated with this lending is more than compensated for by higher product margins.

Whilst we expect secured NPAs to increase further in 2005, we remain confident that this will not lead to a significant increase in the provisioning requirement because:

- the loss emergence on specialist lending business remains well within our expectation at this stage of the portfolio life cycle.
- NPAs are very well covered by assets.
- the LTV profile of our mortgage portfolio continues to improve.

Unsecured NPAs were 27% higher at £1,761m (2003 £1,386m). Whilst the vast majority of this increase reflects the maturity profile of the increased volume of business written in the period since the merger, we have continued to experience credit performance issues in specific segments of unsecured lending written in 2002 and 2003. Having taken corrective action by tightening lending criteria across all unsecured products, we are now seeing the benefit in terms of improved early arrears performance and are confident that lending originated in 2004 and 2005 will perform satisfactorily.

Overall, the credit quality of the retail balance sheet remains very strong – NPAs represent only 2.16% (2003 1.81%) of closing advances and 92% (2003 92%) of customer loans and advances are secured on residential property.

Net Interest Margins and Spreads

		Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net Interest Income:			
Interest receivable		**11,682**	9,574
Interest payable		**(8,175)**	(6,346)
Capital earnings		**212**	220
		3,719	3,448
Average Balances:			
Interest earning assets	- securitised	**22,221**	10,219
	- other	**181,453**	169,566
		203,674	179,785
Interest bearing liabilities	- deposits	**126,286**	114,965
	- securitised	**22,221**	10,219
	- other	**55,167**	54,601
		203,674	179,785
Average Rates:		**%**	%
Gross yield on interest earning assets		**5.73**	5.33
Cost of interest bearing liabilities		**(4.01)**	(3.53)
Net Interest Spread		**1.72**	1.80
Capital earnings		**0.11**	0.12
Net Interest Margin		**1.83**	1.92

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance.

The net interest margin declined by 9bps for the full year to 183bps (2003 192bps). The key movements were as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2003	192
Mortgages & savings	1
Banking	7
Business banking	1
Personal lending	(4)
Credit cards	(4)
Product Spreads	**1**
Wholesale funding	(9)
Capital earnings	(1)
Net interest margin for the year ended 31 December 2004	**183**

The increased cost of LIBOR related wholesale funding relative to Base Rate resulted in narrower spreads for each of our asset based businesses, and the launch of our "One card", with an introductory interest free period, caused further dilution in credit card spreads. These factors were, however, more than offset by improved deposit spreads in our Savings and Banking businesses and, overall, product spreads improved by 1bp when compared to 2003. Our increased requirement for wholesale funding resulted in a 9bps reduction in the margin and the benefit from earnings on capital was 1bp lower at 11bps.

Whilst the margin fell by 9bps over the full year, we delivered a 1bp improvement in the second half year compared to the first half. Improved deposit spreads were the key factor behind an overall 6bps improvement in product spreads, offset by an increased requirement for wholesale funding which reduced the margin by 6bps. The benefit from capital earnings was 1bp higher.

Non-interest Income

Our focus on growth in fee income combined with gains from the disposal of certain non-core assets saw non-interest income advance by 24% to £1,029m (2003 £827m). Fees and commissions receivable were £141m higher at £1,410m (2003 £1,269m) reflecting solid growth in each of our principal product lines, notwithstanding a reduction in mortgage redemption penalty fee income compared to 2003. Fees and commissions payable were £17m lower at £434m (2003 £451m). Other operating income was £44m higher at £53m (2003 £9m) mainly reflecting gains on non-core asset disposals in our credit card business.

Operating Expenses

Continued focus on effective cost management coupled with the delivery of merger cost synergy targets enabled us to achieve a cost outturn well within our 3% annual growth target. Annual cost growth was only 0.5% and operating expenses were just £10m higher at £2,093m (2003 £2,083m). The analysis of operating expenses by cost type in 2004 reflects changes to the classification of direct and recharged expenditure. The total costs of the division are unaffected by these changes and comparative figures have not been restated. Plans are already in place to deliver further efficiency gains to enable us to maintain our record of low single digit cost growth, notwithstanding growth in balances and transaction numbers and our commitment to invest in both product development and brand.

Provisions

The total provisions charge as a percentage of average loans and advances was 0.33% compared to 0.30% in 2003. The provisions charge increased by 21% to £653m (2003 £538m) and comprised £631m (2003 £488m) for unsecured lending and £22m (2003 £50m) for secured lending. Closing provisions as a percentage of period end loans and advances increased to 0.75% (2003 0.69%). Total provisions (including interest in suspense) coverage of NPAs fell to 37% (2003 40%), reflecting the benefit of continued house price inflation which means the growth in secured NPAs does not result in a substantially increased provisioning requirement.

Profit on Sale of Fixed Assets

The £23m profit on sale of fixed assets represents the gain arising in the period to 31 December 2004 on the disposal of cash machines situated in locations remote from the Group's bank branches.

Balance Sheet and Asset Quality Information	As at 31.12.2004 £bn	As at 31.12.2003 £bn
Loans & advances to customers		
Loans and advances to customers	**209.4**	190.6
Less: non-returnable finance	**(28.1)**	(15.6)
	181.3	175.0
Bad debt provisions:	**£m**	£m
Specific	**1,162**	944
General	**414**	370
Total	**1,576**	1,314
Provisions as % of loans and advances	**0.75%**	0.69%
Classification of loans and advances:	**%**	%
Home mortgages	**91**	91
Other personal lending:		
Secured	**1**	1
Unsecured	**4**	4
Credit cards	**3**	3
Banking	**1**	1
Total	**100**	100
Non-performing assets	**£m**	£m
Secured	**2,758**	2,056
Unsecured	**1,761**	1,386
Total	**4,519**	3,442
Interest in suspense	**£77m**	£70m
NPAs as a % of closing advances	**2.16%**	1.81%
Total risk weighted assets	**£105.2bn**	£99.5bn
Total customer deposits	**£126.1bn**	£117.7bn

Total balance sheet provisions increased by £262m to £1,576m analysed as follows:

Closing provisions	As at 31.12.2004 £m	As at 31.12.2003 £m
Secured	**428**	407
Unsecured	**1,148**	907
Total	**1,576**	1,314

Closing provisions as a percentage of period end loans and advances were 0.75% (December 2003 0.69%) as shown below:

	As at 31.12.2004 %	As at 31.12.2003 %
Secured	**0.22**	0.23
Unsecured	**7.20**	6.26
Total	**0.75**	0.69

Balance sheet provisions coverage of NPAs fell to 37% (December 2003 40%):

	As at 31.12.2004		As at 31.12.2003	
	£m	**% of NPAs**	£m	% of NPAs
Specific	**1,162**	**26**	944	27
General	**414**	**9**	370	11
Interest in suspense	**77**	**2**	70	2
Total	**1,653**	**37**	1,384	40

Operational Performance

Mortgages
As previously indicated in our 2004 interim results announcement, we have tightened our lending underwriting criteria and consequently reduced our market share of new mortgage lending. Gross Mortgage lending of £68.1bn (2003 £71.8bn) represented an estimated market share of 23% (2003 26%). We have grown the Retail mortgage book by £18.5bn to £193bn of assets in 2004 (after transferring £1.4bn of balances in respect of the Irish residential mortgage book to the International division), delivering a net lending market share of 17% (2003 25%).

The reduction in the net to gross ratio of our lending performance has been driven by the maturing profile of our portfolio following three years of strong growth, combined with a reduction in new lending, to maintain the risk profile of our portfolio. In the second half of 2004 we introduced a new approach to retention. As a result, our principal repaid market share run rate has fallen in the final quarter of 2004 and we expect to see a reduction in both the absolute amount and market share of principal repaid in 2005.

Throughout 2004 and across all lending segments, our pricing strategy was designed to target further improvements in the LTV profile of the mortgage portfolio. Based on house prices at the end of December 2004, the average LTV for the portfolio was 41%, down from 43% at the end of 2003 and the average LTV of our new mortgage lending was 59%, down from 61% for 2003, underlining our commitment to maintaining asset quality. Only 7% of the mortgage portfolio was above 85% LTV, down from 10% a year ago and our average income multiple remains prudent at 2.5 times. Throughout 2004, we have significantly tightened our specialist lending underwriting criteria, with only 4% of new specialist lending with an LTV above 85%, down from 9% last year. Based on end of December 2004 house prices, the LTV of our specialist book was 61%, down from 66% at the end of 2003.

The total number of cases in arrears fell by 2% to 32,732, representing 1.13% (December 2003 1.15%) of total mortgages. However, the total value of mortgage cases in arrears increased to £2,652m representing 1.4% (December 2003 1.1%) of the value of the total portfolio. This trend has been driven by the controlled growth of higher margin specialist lending. We continue to source around 30% of our lending from the specialist sectors as the higher expected loss associated with this lending is more than compensated for by higher margins. We therefore believe it is appropriate to disclose the split of our arrears analysed as between mainstream and specialist lending:

	Cases 000's		**Total Mortgages %**		**Value of Debt* £m**		**Total Mortgages %**	
Arrears	**Dec 04**	Dec 03	**Dec 04**	Dec 03	**Dec 04**	Dec 03	**Dec 04**	Dec 03
Mainstream	**26.9**	30.9	**1.06**	1.19	**1,700**	1,601	**1.2**	1.1
Specialist	**5.8**	2.6	**1.57**	0.92	**952**	400	**2.1**	1.1
Total	**32.7**	33.5	**1.13**	1.15	**2,652**	2,001	**1.4**	1.1

* Value of debt represents total book value of mortgages in arrears

In our secured lending book arrears closely approximate to NPAs. Mainstream mortgage arrears at the end of 2002, 2003 and 2004 were the lowest in the last 20 years. NPAs continue to be well covered by assets. The average LTV of the secured NPA portfolio is 53%, with the equivalent figures for mainstream and specialist lending being 48% and 67% respectively.

(Page 21)

The implementation of FSA Mortgage Regulation on 31 October saw some upheaval in the UK mortgage

market but HBOS successfully delivered this significant change programme across all five brands. As a result, HBOS was able to take advantage of a competitive environment in which the key mortgage intermediary channel has relied on lenders who demonstrated their ability to maintain service levels.

In the final quarter of the year, the UK mortgage market weakened significantly with the total market value of mortgage offers falling 24% from the same quarter a year earlier. However, HBOS started 2005 with a very strong pipeline of £11.6bn of mortgage offers, in line with the position a year ago.

The overall success of the five brand strategy was again acknowledged in 2004. Both Personal Finance Magazine and The Daily Mirror recognised the quality and success of our mortgage business by awarding 'Best Mortgage Provider'. In addition, at the recent 'Your Mortgage' awards, the Halifax was acknowledged 'Lender of the Year' for the third consecutive year and Birmingham Midshires as 'Best Specialist Lender'.

Bank Accounts

We have opened over one million new bank accounts for the third successive year since merger. Our market leading current accounts combining attractive interest rates and value added features, backed up by aggressive marketing, have allowed HBOS to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered since 2001 has been maintained with the estimated HBOS share of the new and switchers market being 25%. In the important full facilities current account market the share of switchers to HBOS is estimated at 23%. We will continue to attack the traditional high street banks' dominance of the full facilities current account market by developing attractive new full facilities banking products. Our Moneyback current account launched in February 2005 will be the first account in Europe to offer cashback on debit card transactions.

New account openings and attractive interest rates have contributed to the strong growth in credit balances to £15.5bn (December 2003 £13.8bn). Debit balances were slightly down at £1.0bn (December 2003 £1.1bn). Provisions as a percentage of period end loans and advances have increased to 4.8% from 3.5% at end 2003, and NPAs have increased broadly in line with expectations to 7.4% of period end loans and advances (December 2003 5.3%).

Bank account customers have continued to migrate to lower cost distribution channels. Internet registered users have grown by 34% to 2.9m and the number of online transactions has increased by 57% in the last 12 months.

Credit Cards

The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our broad collection of partnership and affinity arrangements). The launch of the "One card" in both the Halifax and Bank of Scotland brands with a nine month 0% introductory period, cashback and a go to APR which incorporates our assessment of customers' inherent risk, has been particularly successful. We acquired 1.2m new accounts (1.6m including those acquired through our joint venture partners) during 2004, resulting in an estimated HBOS market share of 19% of new credit card accounts (25% including joint ventures). The launch of the "One card" is consistent with our strategy of seeking growth in the higher quality segments of the UK credit card market. There is also strong evidence to suggest that the accounts acquired following the launch of the "One card" will show loss rates significantly lower than the market average.

We constantly monitor forward leading credit indicators, which have shown a modest improvement overall since December 2003, as the following table illustrates.

	31.12.2004	31.12.2003
	%	%
Credit utilisation[*1]	**17.8**	18.1
Overdrawn limits[*2]	**5.9**	5.9
Arrears roll rates[*3]	**45.1**	48.4

[*1] percentage of total available credit lines which are drawn down

[*2] percentage of accounts in excess of credit limit

[*3] percentage of credit card balances in arrears which have worsened in the period

HBOS balances have increased by 30% to £6.1bn (December 2003 £4.7bn) and NPAs have increased to 9.9% (December 2003 9.4%) of period end loans and advances.

Personal Lending
HBOS unsecured loan balances have grown by 5% compared to a market growth of 10%. This decline in market share has been driven by strong competition and a cautionary tightening of our lending criteria. We have continued to make substantial gains in customer retention, with the percentage of accounts closing improving by 13% on last year.

Balance sheet provisions as a percentage of period end loans and advances increased to 8.1% (2003 7.5%). NPAs as a share of book debt have increased to 13.6% (2003 11.8%). This has been driven by the performance of certain segments of lending written in 2002 and 2003 being worse than anticipated, plus lower book debt growth. Lending criteria were tightened at the end of 2003 and we are confident that new lending in 2004 and 2005 will perform satisfactorily.

Business Banking
Following the HBOS reorganisation in 2003, Retail is now responsible for servicing the small business banking market (typically businesses with a turnover of less than £1m). We believe the Business Banking market in England and Wales is uncompetitive and presents an excellent opportunity to deliver growth by offering small businesses a fresh alternative to the Big Four. In 2004 we acquired 29,000 new customers, 79% of which were in England and Wales where we continue to gain market share. This enabled us to grow deposit balances by 21% to £3.4bn (2003 £2.8bn).

To exploit this growth opportunity, further enhancements to the service provided through our Halifax branch network in England and Wales are being introduced in 2005. These investments include additional Business Banking Managers in the branch network, the introduction of Bank of Scotland branding to all Halifax branches and the launch of a branch based current account and counter service for small businesses.

Provisions as a percentage of period end loans and advances increased to 4.6% (December 2003 4.0%) whilst NPAs fell to 6.1% (December 2003 6.5%) of period end loans and advances.

Savings
Against a background of low but rising interest rates, we have continued to deliver market share gains without detriment to the Savings margin. During 2004 we have continued to use our multi-brand strategy to once again deliver strong savings inflows of £6.2bn (2003 £5.9bn). Our innovative "Regular Saver" account, which rewards customers for getting back into the habit of saving, resulted in 340,000 new accounts being opened, of which over 94,000 were new-to-franchise customers.

Across all brands, we increased our estimated share of Household Sector Liquid Assets to 15.9% (2003 15.7%). This has been achieved at the same time as our continued focus on growing and supporting our long term savings business. Collectively these actions have continued to reinforce our position as the Nation's No.1 for retail savings and No.1 bancassurer.

Prospects

Retail Banking's performance in 2004 continues to confirm that our strategy, based on delivering value and simplicity to customers combined with a disciplined approach to cost management, drives real shareholder value. With income growth at 11% and costs only 0.5% higher we delivered a positive "jaws" of more than 10%, which has resulted in a further reduction in the cost:income ratio to 44.1% down from 48.7% for 2003.

The housing market is slowing but there is still low unemployment, good affordability and a shortage of housing stock. Against this background we have continued to tighten our lending criteria and we will target to achieve between 15% and 20% net lending share in 2005.

In the long term we continue to see attractive growth prospects in all of our main Retail businesses and we believe that our uniquely strong sales and distribution model will allow us to achieve long term market shares above 15% in all markets in which we compete. Whilst we anticipate more difficult markets in both secured and unsecured lending, we remain confident that our consumer led strategy and our credit discipline backed by stringent cost control will enable us to continue to outperform our Retail Banking peer group.

(Page 23)

Corporate

Corporate has delivered another set of excellent results with profit before tax and exceptional items increasing by 25% to £1,376m. Our focus on controlled asset growth, improved returns and credit quality, combined with our ability to develop and sustain strong relationships with our ever-widening customer base continues to

create significant and sustainable shareholder value. During the year the integration of our Corporate Division and most of our Business Banking Division was successfully completed and has delivered considerable cross-selling and efficiency benefits.

Financial Performance

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**1,520**	1,377
Non-interest income	**1,396**	1,133
Arrangement fees	**326**	310
Commitment fees	**75**	69
Guarantee fees	**28**	37
Redemption fees	**90**	33
International services	**28**	23
Transaction fees	**102**	72
Other	**117**	105
Fees and commissions receivable	**766**	649
Fees and commissions payable	**(131)**	(127)
Profit on sale of investment securities	**91**	47
Operating lease rental income	**598**	535
Other operating income	**72**	29
Operating income	**2,916**	2,510
Operating expenses*	**(1,071)**	(979)
Staff	**(367)**	(334)
Accommodation, repairs and maintenance	**(8)**	(30)
Technology	**(21)**	(37)
Marketing and communication	**(28)**	(23)
Depreciation:		
Tangible fixed assets	**(21)**	(19)
Operating lease assets	**(391)**	(340)
Other	**(86)**	(71)
Subtotal	**(922)**	(854)
Recharges:		
Technology	**(47)**	(65)
Accommodation	**(41)**	(15)
Other shared services	**(61)**	(45)
Amounts written off fixed asset investments	**(27)**	(26)
Operating profit before provisions*	**1,818**	1,505
Provisions for bad & doubtful debts:		
Specific	**(518)**	(428)
General	**-**	(15)
Share of profits of associates and joint ventures	**76**	39
Profit before tax and exceptional items	**1,376**	1,101
Net interest margin**	**1.98%**	1.96%
Net interest spread**	**1.72%**	1.70%
Bad debt charge as a % of average advances**	**0.69%**	0.66%
Cost:income ratio***	**27.2%**	29.8%

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used in the statutory balance sheet presentation of these assets and the associated non-returnable finance, these ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 31.12.2004 £bn	As at 31.12.2003 £bn
Loans and advances to customers		
Loans and advances to customers	**78.8**	72.2
Less: non-returnable finance	**(0.7)**	(1.4)
	78.1	70.8

Bad debt provisions:	£m	£m
Specific	**424**	449
General	**335**	335
Total	**759**	784
Provisions as a % of loans and advances	**0.96%**	1.09%
Classification of loans and advances*:	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**1**	2
Manufacturing industry	**6**	7
Construction and property:		
Property investment	**21**	20
Property development	**5**	5
Housing associations	**3**	4
Housebuilders	**3**	3
Other property	**2**	1
Hotels, restaurants and wholesale and retail trade	**9**	9
Transport, storage and communication	**6**	5
Financial	**10**	9
Other services	**18**	18
Individuals	**3**	2
Overseas residents	**12**	14
Total	**100**	100
Non performing assets (NPAs)	**£1,144m**	£1,309m
Interest in suspense	**£49m**	£62m
NPAs as a % of closing advances	**1.45%**	1.81%
Provisions including interest in suspense as a % of NPAs	**71%**	65%
Total risk weighted assets	**£92.9bn**	£83.5bn
Total customer deposits	**£38.6bn**	£31.2bn

* Before provisions and after deducting non-returnable finance.

A 10% increase in net interest income and an even stronger 23% increase in non-interest income saw our total operating income increasing by 16% to £2,916m. Our net interest spread and our net interest margin both improved by 2 basis points.

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2003	196
Drive Financial Services lending margin	3*
Wholesale funding	(1)
Net interest margin for the year ended 31 December 2004	**198**

* Fully consolidated with effect from 1.11.2004

The strong rise in non-interest income resulted from a sustained focus on fees and commissions across all areas of the business and from a number of investment gains from our integrated product portfolio. These investment gains and profits from our numerous joint ventures are a core part of our business and notwithstanding the equity realisations achieved in 2004, the embedded profit in our investment book was higher at the end of the year than it was at the beginning. An increase in redemptions during the year saw a commensurate rise in related fees and the 12% increase in operating lease rental income reflected the continued success of our asset finance operation.

Cost efficiency continues to be a cornerstone of our philosophy. Operational improvements arising from the integration of our previous Corporate and Business Banking Divisions have limited expenses growth, excluding operating lease depreciation, to 6% compared to our underlying income growth of 16%. This has delivered positive 'jaws' of 10% and further reduced our cost:income ratio which fell from 29.8% to 27.2%.

Our overall provisioning experience was satisfactory. The total charge for bad and doubtful debts was £518m, equivalent to 0.69% of average advances. Excluding the impact of the change in status of Drive Financial Services from an associate to a subsidiary, this was in line with the previous year's figure of 0.66%. We are continuing to see an improving trend in credit quality with NPAs as a percentage of closing advances falling from 1.81% to 1.45%. Our provisions including interest in suspense as a percentage of NPAs increased from 65% to 71%.

We continued to attract a strong flow of new business which saw our loans and advances grow by 9% to £78.8bn. This net growth was slower than in recent years, partly as a result of redemptions and partly because we continued to actively sell-down underwritten positions in order to deliver better returns and to ensure we are self financing in terms of capital generation.

The largest overall concentration in our lending book continues to be in property. This consists of property investment 21%, property development 5%, housing associations 3%, housebuilders 3% and other property 2%. Our property investment facilities are backed by rental streams from a wide range of covenants and our property development exposure is largely supported by pre-lets, pre-sales or additional security.

Customer deposits continued to grow strongly, increasing by 24% to £38.6bn and further improving our self-funding ratio to 48%.

Risk Management

We have a conservative approach to credit risk management and are constantly driving for improved credit quality. We continuously review our credit risk strategies and policies, levels of portfolio exposure and lending parameters by industry sector. During the year we successfully launched a new risk rating system which provides comprehensive information on our overall risk exposure and credit quality as well as better management information for lending decisions. We operate a robust sanctioning process, which includes a vertically delegated approach to lending authorities, separation between the originating and sanctioning functions, use of scorecards and other approval mechanisms. The strength of these risk management procedures is key to our objective of continuously improving credit quality.

Operational Performance

The markets in which Corporate operates are large and diverse and have the potential to deliver sustainable profitable growth for many years to come. We provide a comprehensive and ever growing range of products and services, principally in the United Kingdom, but we are increasingly extending our core competencies and expertise to the European and North American markets.

We continue to lead the market in many areas. Our integrated, joint venture, structured and acquisition finance businesses, often providing a "one-stop" mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to attract large volumes of business whilst at the same time optimising our return on capital. In the public/private partnership arena, we continue to work closely with the public sector in the provision of social and economic infrastructure.

Our asset finance business covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing. We also have a strong performing motor business, including our highly successful joint ventures with Renault and the RAC.

Our presence in the England and Wales market place continues to grow. We are enhancing our local infrastructure in 2005, including the introduction of Bank of Scotland branding to all our Halifax branches, so that our Corporate customers can access cash and counter services at a far greater number of locations.

(Page 26)

We target carefully selected opportunities in Europe and North America from our 11 overseas offices. Our recently re-structured European network consists of offices in Paris, Frankfurt, Madrid and Amsterdam where we operate in sectors such as acquisition finance, corporate finance, commercial real estate, project finance, Public Private Partnership (PPP) and deposit gathering. Our North American network of 7 offices is primarily focused on continuing to deliver profitable growth through emphasis on lending to niche sectors such as oil & gas and across the regional banking and other financial sectors. Additionally, in November we increased to 64.5% our shareholding in Drive Financial Services, a highly successful motor finance business based in Dallas.

The geographic business mix shows 90% of our country risk exposure is in the United Kingdom, 4% in the USA, 5% in mainland Europe and 1% elsewhere. Our key focus remains on areas of the world that enjoy a

stable political, economic and legal environment. We do not enter unfamiliar geographic areas with untested products.

Customer Service

The bringing together of the Corporate Division and most of the former Business Banking Division to create an enlarged Corporate Division has given us a structure that is more closely aligned with our customers and this has already delivered significant cross-selling benefits.

We continue to challenge, consolidate and redesign our back office operations to improve customer service and drive down costs. Systems improvements are key to these initiatives and 2004 saw the successful migration of accounts to "Core Banking", our real time relationship banking system. The year also saw the roll-out of Corporate Internet Banking, our enhanced and market-leading on-line banking platform. Our Strategic Motor Solution which has dramatically increased the speed of the decision making process in our Motor business is currently being adapted for our other asset finance businesses. We have also begun a three year systems integration programme which will deliver significant business benefits.

Prospects

Our reputation for working closely with our customers and introducers to provide tailored, innovative and added value solutions for their financing needs continues to grow and is supported by highly talented, experienced and committed colleagues. The outlook for the corporate sector looks encouraging with sustained economic growth and a favourable interest rate climate creating a positive background for corporate lending. Our work in progress levels remain strong and our share of our core markets continues to increase. With credit quality improving we are confident in the outlook for 2005.

Treasury

Profit before tax and exceptional items increased by 8% to £262m (2003 £242m). Asset quality remains high, and no credit provisions were required in the period.

Financial Performance

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net interest income	**165**	179
Non-interest income	**206**	156
Dealing profits	**194**	161
Fees receivable	**4**	-
Fees payable	**(16)**	(19)
Other income	**24**	14
Operating income	**371**	335
Operating expenses*	**(112)**	(93)
Staff	**(63)**	(53)
Technology	**(6)**	(8)
Marketing and communication	**(1)**	-
Depreciation - tangible fixed assets	**-**	(1)
Other	**(32)**	(20)
Subtotal	**(102)**	(82)
Recharges:		
Technology	**(3)**	(3)
Accommodation	**(6)**	(7)
Other shared services	**(1)**	(1)
Amounts written off fixed asset investments	**3**	-
Profit before tax and exceptional items	**262**	242
Net interest margin (bps)**	**9**	13
Cost:income ratio***	**29.9%**	27.8%
Total risk weighted assets	**£14.8bn**	£14.0bn

* Excluding exceptional items.
** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the Group.
*** Cost:income ratio has been calculated excluding exceptional items and after netting amounts written off fixed asset investments against operating income.

Interest Income
Net interest income decreased 8% to £165m (2003 £179m). The reduction in net interest income is due to the extensive lengthening of the maturity profile of wholesale funding liabilities which has occurred over the last year, in line with our funding plans. The reduction in net interest income was mitigated by increased contribution from our Structured Investment Portfolio, which invests in high credit quality liquid securities.

Non-interest Income
Non-interest income increased 32% to £206m (2003 £156m). Our sales function contributed strongly to the growth in revenues as a result of increased sales of treasury products to the Group and its customers. The enhancement of the Division's customer flow income remains a key strategic priority and progress continues to extend the product range, improve our customer information and develop closer links with our Group colleagues and their customers. Other income includes income from derivative structuring transactions, which also increased in the period.

Costs
Costs for the period were £112m, up 20% on 2003 (2003 £93m), reflecting investment in the business and its infrastructure. The rise in staff and other costs is due to increased resources required to support new business initiatives, including the initial phases of the implementation of a new Treasury branch office in Australia, the full year effect of our investment in the New York office and establishing the Securitisation team. The cost increase also includes project spend to meet the requirements of the changing regulatory environment, in particular, the implementation of International Financial Reporting Standards and Basel II.

Asset Quality
Treasury maintains a cautious policy to avoid sub-investment grade investments, reflected by the continued high quality of our interbank and Structured Investment Portfolios with 99.0% of total assets rated A or above. During the period no credit provisions were required. In addition, £3m was recovered in relation to a fixed asset investment previously written off.

Operational Performance

Business Overview
Treasury provides and manages prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes. In addition, a range of treasury services is provided to SMEs and large corporate customers of Corporate. The sales function within Treasury works with customers to develop risk management solutions tailored to meet their specific needs. Sales revenues of treasury products to the HBOS Group and its customers continue to grow strongly. We remain focused on delivering high quality business which is principally derived from both internal and external customer flow business.

During the first half of the year Treasury established a branch of HBOS Treasury Services plc in New York. This is part of our strategy to diversify our sources of funding and seek new pools of investors, by utilising the US market as a long term and reliable source of funding for the HBOS Group.

We have also expanded our capital markets business to manage the origination of own asset backed and third party transactions, where some form of securitisation is required, as well as working closely with our Corporate colleagues and their customers to provide capital market solutions.

Funding
In addition to arranging securitisation issues and co-ordinating and executing HBOS plc subordinated debt issues, a key Treasury responsibility is to provide wholesale funding and liquidity for the Group. In support of this role Treasury continued to diversify the range and sources of funding during 2004.

The Group maintains a number of programmes in order to meet the continuing growth in wholesale funding. In April the US and Euro Medium Term Note ('MTN') programmes were increased in size to US$85bn. The Group also operates the following programmes; US$15bn US Commercial Paper ('CP'), €15bn Euro CP, €5bn French Domestic CP and C$4bn Canadian Certificate of Deposit ('CD'). All operate in the name of HBOS Treasury Services plc. Elsewhere in the Group BOS International (Australia) Ltd operates A$10bn domestic and US$10bn programmes. BankWest continues to source funding in the domestic CD market.

Further to these programmes, HBOS launched two additional initiatives to build and diversify its investor base. In March we commenced trading in the name of HBOS Treasury Services New York branch to improve access to US investors and in June we widened the range of products available in MTNs to open up a new investor base.

HBOS continues to achieve its aims of investor diversification and the lengthening of its liabilities through the use of securitisation and covered bonds. The mortgage backed covered bond programme established in July 2003 was supplemented in December 2004 with a new covered bond programme backed by social housing loans. The issuance from these programmes in 2004 were €5.25bn and £1bn with average lives of 9 and 15 years respectively. There were also a further three securitisation transactions from the Permanent Master Trust mortgage programme raising approximately £14bn.

Other notable bond issues in 2004 include €2bn Floating Rate Notes due 2007, JPY60bn 0.25% Fixed Rate Notes due 2006, US$2.5bn Extendible Floating Rate Notes due 2009 and US$750m 4% Fixed Rate Notes due 2009.

Prospects

In 2005 we intend to consolidate the treasury operations of BankWest and BOS International (Australia) Limited into a single branch of HBOS Treasury Services, based in Sydney, which will support the Group's Australian activities.

The strategy for 2005 aims to develop even further our product services and the provision of treasury related advice to the Group and its customers, to secure and improve on the current year's performance whilst maintaining asset quality. Our position within the Group and increased sales penetration means that we can continue to benefit from the growth potential of Group businesses.

Insurance & Investment

Reported profit before tax and exceptional items for Insurance & Investment increased by 20% to £1,067m. After adjusting for the negative £76m timing impact from commencing household insurance underwriting from the start of the year, profit increased by 29% to £1,143m.

Reported Insurance profits, before the household insurance adjustment, fell by 8% to £409m whilst Insurance profits, after this adjustment, increased by 9% to £485m. Reported Investment profits increased by 48% to £658m and Investment profits based on long term investment return assumptions, i.e. after eliminating the effect of short term fluctuations in investment returns and changes to economic assumptions, also increased by 48% to £618m.

The momentum of the Insurance Business was maintained in 2004 with sales up by 9% overall. Of particular note was the performance of motor insurance, where sales increased by 34% against the previous year, and household insurance where sales advanced by 8%. Repayment insurance sales increased by 2%.

Overall sales for the Investment Business were 13% ahead of 2003 and in the UK sales were 8% ahead. We are now the number one investment business in the UK, based on 2004 effective premium income. Bancassurance continued to build on its strong growth in recent years with sales up by 12%, Wealth Management recovered strongly with sales increasing by 19% and Intermediary sales grew by 11%.

Financial Performance	**Year ended 31.12.2004 £m**	Year en 31.12.2
Net interest income	**86**	
Non-interest income	**1,460**	1,[illegible]
Income from long term assurance business	**714**	[illegible]
General insurance premium income	**585**	[illegible]
OEIC/Unit trust management income	**107**	
Fund management income	**64**	
Other fees and commissions receivable	**230**	[illegible]
Fees and commissions payable	**(246)**	(2[illegible]
Other operating income	**6**	
Operating income	**1,546**	1,2[illegible]
Operating expenses*	**(256)**	(2[illegible]
Staff	**(86)**	[illegible]
Accommodation, repairs and maintenance	**(1)**	
Technology	**(11)**	
Marketing and communication	**(20)**	
Depreciation – Tangible fixed assets	**(7)**	
Other	**(88)**	
Sub total	**(213)**	(2[illegible]
Recharges: Technology	**(18)**	([illegible]
Accommodation	**(19)**	([illegible]
Other shared services	**(6)**	
General insurance claims payable	**(214)**	[illegible]
Amounts written off fixed asset investments	**1**	
Operating profit*	**1,077**	[illegible]
Share of losses of associates and joint ventures	**(10)**	[illegible]
Profit before tax and exceptional items	**1,067**	[illegible]

* Excluding exceptional items.

Insurance Business

Our Insurance businesses manufacture and distribute household, repayment and motor insurance products, each of which again grew in 2004. Our multi-brand portfolio includes Halifax for home insurance, St. Andrew's for repayment insurance, and esure and First Alternative for motor insurance. As a result of our low cost access to the Group's retail customer base, excellent products and customer service, and a growing range of partnerships and affinity relationships, our Insurance Businesses have now established a major multi-brand, multi-channel presence in the UK personal lines market with an estimated 8.5% market share.

Financial Performance

Reported profit before tax and exceptional items for the Insurance Business fell by 8% to £409m before adjusting for the £76m timing impact from commencing household insurance underwriting from the start of 2004. Profit after this adjustment increased by 9% to £485m. As a result of commencing underwriting household business, premium income, net interest income and claims payable are all higher in 2004, whilst broking commission income is lower. Operating expenses fell in the year as a result of a continued strong focus on cost control.

	Year ended 31.12.2004 £m	Year er 31.12.2
Net interest income	**48**	
Non-interest income	**689**	
Income from long term assurance business	**100**	
General insurance premium income	**585**	
Other fees and commissions receivable	**180**	
Fees and commissions payable	**(179)**	
Other operating income	**3**	
Operating income	**737**	
Operating expenses*	**(103)**	(
General insurance claims payable	**(214)**	
Operating profit*	**420**	
Share of losses of associates and joint ventures	**(11)**	
Profit before tax and exceptional items	**409**	

* Excluding exceptional items

Operational Performance

Insurance sales increased 9% to £1,732m gross written premiums in 2004 and the number of policies in-force rose to approximately 10 million.

Insurance Sales	**Gross Written Premiums**		**Number of In-force Policies**	
	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m	**Year ended 31.12.2004 000's**	Year en 31.12.2 0(
Repayment – Group business	**610**	638	**2,637**	2,
Repayment – Third party	**276**	234	**893**	
Household	**483**	448	**2,570**	2,
Motor	**282**	211	**910**	
Other	**81**	63	**2,977**	1,
Total	**1,732**	1,594	**9,987**	8,

Repayment

Sales of repayment insurance increased by 2% to £886m, with 18% growth in third party sales, achieved primarily from new third party relationships, more than offsetting a 4% fall in Group business, lower unsecured lending volumes and changes in channel mix being the most significant factors. Strong customer service and claims management are key strengths that have helped us acquire new third party clients, including MBNA, BMW and Argos, which are expected to contribute significantly to sales in 2005.

Household
Sales of household insurance increased by 8% to £483m. The growth in non-mortgage related sales, which now account for 53% of all sales, is a significant achievement and is an important aspect of our strategy for increasing market share in the household insurance sector. This success was reinforced by a 5 star product rating from Defaqto together with a number of 'Best Direct Home and Contents Insurance Provider' awards. The commencement of household underwriting from the start of 2004 went very smoothly, with no disruption to customer service or retention rates. Claims experience in 2004 was favourable as a result of benign weather conditions, our exposure to significant claim events being protected by a catastrophe reinsurance programme.

Motor
Sales of motor insurance increased by 34% to £282m. esure is believed to have achieved the fastest growth ever for a new UK motor insurance business, with sales increasing for the fourth consecutive year of trading. As a result, esure moved into profitability during 2004, contributing £4m to profits (2003 loss £11m). Following the launch of the First Alternative brand in April 2004, sales to customers who fall outside of esure's "safer driver" customer segment totalled £46m for the year.

Other Insurances
Sales of other personal lines insurance, such as legal protection, home emergency and annual travel, continued to grow strongly, with a 29% increase in 2004. These insurances are value added additions to our mainstream personal lines products and overall make an important contribution to profits.

Investment Business

Our investment businesses have delivered impressive growth in profit and sales in 2004 based on our multi-brand, multi-channel approach to the market which delivers wide consumer reach and scale, and is able to leverage that scale to its advantage through low cost administration from a shared service platform. Our bancassurance business manufactures and distributes products principally through Halifax branded personal financial advisers to our Retail branch customer base and through specialist Bank of Scotland branded financial advisers to our high net worth and business banking customers. Clerical Medical investment and pension products are distributed in the UK and in Europe through intermediaries. St James's Place is a wealth management business providing advisory services to high net worth individuals through its unique network of self employed Partners. Insight Investment is a leading UK investment manager, as well as being the Group's in house fund manager.

Financial Performance

Reported profit before tax and exceptional items for the Investment Business increased by 48% to £658m. This growth in profits was driven by increased new business volumes, further efficiency improvements and favourable experience. Short term fluctuations in investment returns were also positive in the year reflecting growth in the values of both equities and fixed interest securities.

	Year ended 31.12.2004 £m	Year e 31.12.
Net interest income	38	
Non-interest income	771	
Income from long term assurance business	614	
OEIC/Unit trust management income	107	
Fund management income	64	
Other fees and commissions receivable	50	
Fees and commissions payable	(67)	
Other operating income	3	
Operating income	809	
Operating expenses*	(153)	(
Amounts written off fixed asset investments	1	
Operating profit*	657	
Share of profits of associates and joint ventures	1	
Profit before tax and exceptional items	658	4

* Excluding exceptional items

Profit for the Investment Business based on long term assumptions, i.e. after eliminating the effect of short term fluctuations and changes to economic assumptions, increased by 48% to £618m (2003 £418m).

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Reported profit before tax	**658**	444
Effect of short term fluctuations in investment returns	**(40)**	46
Changes to economic assumptions	**-**	(72)
Profit based on long term assumptions	**618**	418

Long Term Assurance Business

The sources of income from long term assurance business on an embedded value basis are set out below.

		Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Contribution from existing business		**279**	238
Contribution from new business		**282**	162
Investment earnings using long term assumptions		**113**	99
Changes to economic assumptions		**-**	72
Short term fluctuations in investment returns		**40**	(46)
Income before tax from long term assurance		**714**	525
Comprising:	Investment Business	**614**	444
	Insurance Business	**100**	81

The contribution to profits from new business increased substantially compared to 2003 as a result of our focus on growing margins as well as volume in the UK market, further improvements to unit costs, and the strong recovery at St. James's Place and in our European intermediary business. The contribution from existing business is also higher than 2003, in particular reflecting further favourable experience against assumptions and a £58m positive adjustment relating to a tax agreement with the Inland Revenue. The table below provides further analysis to explain the favourable variance:

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Expected contribution from existing business	**219**	201
Efficiency improvements	**52**	25
Development expenditure	**(74)**	(55)
Profit on disposal of Life Assurance Holdings Corporation	**13**	-
Other experience (including tax in 2004)	**69**	67
Actual contribution from existing business	**279**	238

The embedded value of long term assurance business was £4,426m (2003 £3,950m) of which 45% (2003 43%) was shareholder funds and the balance was the value of in-force business. The economic assumptions used in the embedded value calculation are unchanged from those used at the end of 2003. The discount rate contains an allowance for investment risk which is set at a level to ensure that, in accordance with ASB FRS 27, the embedded value excludes any amount that relates to expected future investment margins above the risk-free rate.

	Year ended 31.12.2004 %	Year (31.12
Discount rate (net of tax)	**8.0**	
Equity return (net of tax credits)	**7.5**	
Gilt return (gross of tax)	**5.0**	
Expense inflation	**3.0**	

Modified Statutory Solvency Basis
Profits calculated using the modified statutory solvency basis ('MSSB') use the same long term assumptions as required to assess regulatory solvency but with certain prescribed accounting adjustments, e.g. the deferral of acquisition expenses. Because of the conservative nature of these regulatory solvency requirements, new business is normally reported as a loss in the year of sale. This depresses the MSSB result for businesses enjoying healthy sales and does not reflect the future value of such new business. The consolidated MSSB result for our long term assurance business compared to the embedded value reporting basis is set out below.

Reporting Basis Comparison for Long Term Assurance Business	**2004 £m**	2003 £m
Income reported on modified statutory solvency basis before tax	**228**	213
Income reported on embedded value basis before tax	**714**	525

New Business Profitability
New business profitability on an achieved profits basis of 28% EPI was well ahead of our medium term target of 25%. New business profitability on an achieved profits basis is higher than the contribution from new business to embedded value profits because it includes collective investment schemes, and allocates expenses on a directly attributable new business basis. The overall improvement in profitability came, in the main, from Intermediary business where profitability increased from 18% EPI to 25% EPI. A continued focus on increasing margins and controlling costs generated 4% of this increase, with the remainder arising from the recovery in overseas sales.

	Year ended 31.12.2004 %EPI*	Year 31.1
Bancassurance	**28**	
Intermediary	**25**	
Wealth Management	**42**	
Total	**28**	

* EPI = effective premium income = annual premiums plus 10% of single premiums

Long Term Assurance Business Capital
Solvency requirements for long term assurance business are now subject to the Integrated Prudential Sourcebook. This has introduced the resilience test for changes in market conditions as a capital requirement (rather than as a reserve) and, for with-profit funds, the "twin peaks" test which involves a comparison of the regulatory capital requirement with a realistic assessment of the capital required. At 31 December 2004, Clerical Medical's with-profit fund realistic assessment produced a lower capital requirement than the regulatory assessment, and accordingly it is the latter that has determined the total capital required. Information regarding the capital surplus of Clerical Medical's with-profit fund on a realistic basis is disclosed within the Annual Report and Accounts.

The free asset ratio of Clerical Medical as at 31 December, before the capital requirement, is estimated to be 11.8% (31 December 2003 9.7%). The comparative for 2003 has been restated to treat the resilience test as a capital requirement in accordance with the regulatory changes referred to above.

An alternative measure of financial strength is the amount of cover afforded by our available capital in relation to required capital. At 31 December 2004 this cover for Clerical Medical was estimated to be 239% (31 December 2003 202%). The estimated capital position of all the Group's long term business in aggregate is set out in table below.

	Year ended 31.12.2004 £m	Year 31.1
Total capital available	**2,759**	
Total capital required	**1,124**	
Surplus capital	**1,635**	

Operational Performance

Investment sales increased by 13% to £1,381m EPI. UK sales grew by 8% to £1,240m EPI, ahead of the overall market growth of 5.4% reported by the ABI, and as a result our market share increased to 12.2%. We are now the number one investment business in the UK based on sales as measured by EPI.

Investment Sales	**Year ended 31.12.04 Single £m**	**Year ended 31.12.04 Annual £m**	**Year ended 31.12.04 Total £m**	**Year ended 31.12.04 Total EPI £m**	Year ended 31.12.03 Single £m	Year ended 31.12.03 Annual £m	Year ended 31.12.03 Total £m	3 T(
Life	**4,718**	**184**	**4,902**	**656**	4,684	90	4,774	
Pensions	**1,975**	**219**	**2,194**	**416**	1,999	197	2,196	
Mutual funds	**1,571**	**151**	**1,722**	**309**	2,141	57	2,198	
Total	**8,264**	**554**	**8,818**	**1,381**	8,824	344	9,168	
Bancassurance	**4,651**	**220**	**4,871**	**685**	4,832	129	4,961	
Intermediary	**2,397**	**278**	**2,675**	**519**	3,008	165	3,173	
Wealth Management	**1,216**	**56**	**1,272**	**177**	984	50	1,034	
Total	**8,264**	**554**	**8,818**	**1,381**	8,824	344	9,168	

Bancassurance

Bancassurance sales increased by 12% to £685m EPI. This increase follows three years of strong performance well in excess of overall market growth and as a consequence we remain the UK's leading bancassurer.

Our strategy of offering simple, transparent, value for money products is closely aligned with the Government's recently announced plans for stakeholder investment products. By offering a full range of products with no initial or exit charges, and with annual charges already compliant with the 1.5% per annum Sandler charging "cap", our business is in a strong position to maintain its leading position with further opportunities to grow profitability. As further confirmation of our approach, the Halifax brand received independent accreditation for its investment products and customer service under the Raising Standards Quality Mark Scheme during 2004. In addition, Halifax Life was one of only three businesses to receive a 5 star rating from Money Management for both single and regular premium pension products.

Intermediary

Overall Intermediary sales increased by 11% to £519m, with a 84% increase in overseas sales more than offsetting a fall in UK Intermediary sales, which reduced by 3% to £378m.

In the past two years, our focus in the UK Intermediary market has been on profitability, not just volume, and as a result the overall contribution from new business continues to grow. Our position as a leading player in the individual pensions IFA market was reinforced by winning 'Best Pensions Provider' in the Guardian Consumer Finance Awards and also a 5 star rating from Money Management. On the multi-tie front, our stance of competing for panel positions in the intermediary sector only where the economics are expected to be sound for both parties has so far resulted in us securing two ties (one of which has been announced) out of the four major positions that have so far been decided.

Sales outside the UK increased by 84% to £141m, driven by strong performance in Germany in the second half of the year as a result of changes in tax legislation and achieved despite exiting a number of less profitable overseas markets earlier in the year. This, together with our focus on managing for profitability in the UK business, resulted in a further increase in the new business profitability of Intermediary business in 2004.

Wealth Management

Sales at St. James's Place ('SJP') were 19% higher at £177m EPI confirming a return in the confidence of higher net worth investors. Partner productivity rose by 18% and Partner numbers rose by 1%, the latter reflecting management's continued focus on replacing lower productivity advisers with those of higher productivity. Funds under management increased to £9bn at 31 December 2004 (2003 £8bn). The disposal of SJP's interest in Life Assurance Holdings Corporation to Swiss Re was completed in July.

(Page 36)

Investment Management

Insight Investment's funds under management increased by 11% to £78bn aided by a strong market recovery, by the successful launch of four new property products, including the Insight Foundation Property Trust and the Insight Property Portfolio Fund, and by winning a significant number of fixed income mandates. For the second calendar year running, the Insight Liquidity Fund (£3bn) was the top performing fund in its sector.

During 2004, Insight developed its investment capability beyond traditional benchmark products to include the absolute return and liability driven solutions increasingly demanded by institutional clients in the current climate. Furthermore, a number of business partnerships were established with major distributors to use our multi-manager range. Insight is in the process of outsourcing its middle and back office operations which will further improve operational efficiency and flexibility.

Total funds under management, including assets managed by St. James's Place, increased by 12% to £87bn at 31 December 2004 (31 December 2003 £78bn).

Prospects

The UK insurance and investment markets are experiencing a period of unprecedented regulatory and legislative change. Our multi-brand multi-channel strategy, low cost access to banking customers and efficient administration provide a sound basis on which to build on the strong results reported in 2004.

A key objective for our Insurance business in the medium term is to profitably target market share of 15% or above. To achieve this, our strategy will be to continue to provide value for money products and excellent customer service to Group customers and to complement this by expanding our distribution beyond our traditional bank-based channels into new partnership arrangements and by growing telephone sales. This strategy will be complemented by the continued growth of esure and First Alternative.

In our Investment business, the size of the UK market, coupled with demographic pressures and the increasing awareness of the savings gap, presents a significant opportunity to grow both sales and shareholder returns, again targeting 15% or greater market share in the medium term. As a leading player in the UK pensions and investment markets, we are well placed for the launch of Stakeholder products, selective opportunities arising from the introduction of de-polarisation and the implementation of pensions 'A day' simplification. Our Investment business is able to pursue its strategy from a position of financial strength and efficiency. Indeed the significant move away from with-profit sales in recent years means that the business is expected to be in a position to generate surplus capital in the coming years without compromising on its plans to grow new business or profits.

(Page 37)

International [1]

In sterling terms the combined results for Australia and Ireland disclosed a strong increase in profit before tax and exceptional items of 21% to £312m (2003 £257m), this despite the unfavourable movement of the Australian Dollar during 2004. The performance of Australia and Ireland in local currency terms is described on pages 39 to 45, to remove the distortions created by fluctuations in exchange rates.

Financial Performance

	Year ended 31.12.2004 £m	e 31.12.
Net interest income	**450**	
Non-interest income	**196**	
Fees and commissions receivable	**168**	
Fees and commissions payable	**(21)**	
Operating lease rental income	**20**	
Other operating income	**29**	
Operating income	**646**	
Operating expenses*	**(306)**	(
Staff	**(151)**	(
Accommodation, repairs and maintenance	**(20)**	
Technology	**(6)**	
Marketing and communication	**(22)**	
Depreciation:		

Tangible fixed assets	(16)	
Operating lease assets	(17)	
Other	(74)	
General insurance claims payable	(1)	
Amounts written off fixed asset investments	2	
Operating profit before provisions*	**341**	
Provisions for bad & doubtful debts:		
Specific	(30)	
General	-	
Share of profits of associates and joint ventures	1	
Profit before tax and exceptional items	**312**	
Net interest margin**	**2.04%**	2.
Bad debt charge as a % of average advances**	**0.14%**	0.
Cost:income ratio***	**45.9%**	4[illegible]

* Excluding exceptional items.

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance, these ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims payable against operating income.

(1) The results of our overseas businesses are converted at the spot exchange rate at the end of the respective accounting period.

The closing exchange rates used in the conversion of the results were:

	31.12.2004	31.12.2003
£1: Australian Dollar	**2.48007**	2.37560
£1: Euro	**1.41808**	1.41617

	As at 31.12.2004 £bn	31.12
Loans and advances to customers		
Loans and advances to customers	23.5	
Less: non-returnable finance	(0.1)	
	23.4	
Bad debt provisions	£m	
Specific	75	
General	84	
Total	159	
Provisions as a % of loans and advances	0.68%	
Classification of loans and advances*:	%	
Agriculture, forestry and fishing	2	
Energy	2	
Manufacturing industry	5	
Construction and property	21	
Hotels, restaurants and wholesale and retail trade	12	
Transport, storage and communication	2	
Financial	5	
Other services etc.	8	
Individuals: Home mortgages	32	
Other personal lending	7	
Overseas residents	4	
	100	
Non performing assets (NPAs)	£203m	£
Interest in suspense	£12m	
NPAs as a % of closing advances	0.86%	
Provisions including interest in suspense as a % of NPAs	84%	
Total risk weighted assets	£20.5bn	£1
Total customer deposits	£10.0bn	£

* Before provisions and after deducting non-returnable finance.

Australia

Financial Performance

	Year ended 31.12.2004 A$m	Year ended 31.12.2003 A$m
Net interest income	**740**	670
Non-interest income	**363**	342
Fees and commissions receivable	**328**	315
Fees and commissions payable	**(42)**	(35)
Operating lease rental income	**16**	15
Other operating income	**61**	47
Operating income	**1,103**	1,012
Operating expenses*	**(557)**	(514)
Staff	**(267)**	(266)
Accommodation, repairs and maintenance	**(37)**	(33)
Technology	**(11)**	(9)
Marketing and communication	**(41)**	(33)
Depreciation:		
Tangible fixed assets	**(30)**	(29)
Operating lease assets	**(12)**	(10)
Other	**(159)**	(134)
General insurance claims payable	**(2)**	-
Operating profit before provisions*	**544**	498
Provisions for bad & doubtful debts:		
Specific	**(45)**	(53)
General	**-**	(16)
Share of profits of associates and joint ventures	**7**	5
Profit before tax and exceptional items	**506**	434
Net interest margin**	**2.12%**	2.22%
Bad debt charge as a % of average advances**	**0.13%**	0.24%
Cost:income ratio***	**50.0%**	50.3%

* Excluding exceptional items.

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance these ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and general insurance claims payable against operating income.

	As at 31.12.2004 A$bn	As at 31.12.2003 A$bn
Loans and advances to customers		
Loans and advances to customers	**36.3**	31.6
Less: non-returnable finance	**(0.2)**	(0.3)
	36.1	31.3
Bad debt provisions	**A$m**	A$m
Specific	**75**	64
General	**150**	150
Total	**225**	214
Provisions as a % of loans and advances	**0.62%**	0.68%
Classification of loans and advances*:	**%**	%
Agriculture, forestry and fishing	**3**	3
Energy	**3**	3
Manufacturing industry	**3**	4
Construction and property	**21**	21
Hotels, restaurants and wholesale and retail trade	**8**	8
Transport, storage and communication	**2**	2
Financial	**7**	2
Other services etc.	**8**	10
Individuals: Home mortgages	**37**	38
Other personal lending	**7**	8
Overseas residents	**1**	1
	100	100
Non performing assets (NPAs)	**A$165m**	A$226m
Interest in suspense	**A$16m**	A$21m
NPAs as a % of closing advances	**0.45%**	0.72%
Provisions including interest in suspense as a % of NPAs	**146%**	104%
Total risk weighted assets	**A$30.2bn**	A$28.1bn
Total customer deposits	**A$15.1bn**	A$11.8bn

* Before provisions and after deducting non-returnable finance.

In a year of consolidation and considerable investment, our Australian operations performed strongly. Profit before tax and exceptional items of A$506m increased by 17% (2003 A$434m).

Total operating income rose 9%. Net interest income increased 10%, which was the result of 15% growth in advances offset by a fall in interest margin to 2.12% (2003 2.22%). The margin for 2004 was negatively impacted, especially in the first half of the year, by the combination of unfavourable wholesale funding rates and lengthening funding maturities.

The key movements in margin were as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2003	222
Lending margin	(1)
Wholesale funding	(9)
Net interest margin for the year ended 31 December 2004	**212**

Non-interest income increased by 6% reflecting growth in the underlying business particularly in relation to housing and asset finance as well as insurance related underwriting fees.

The continued focus on controlling costs, while also pursuing growth and integration initiatives, restricted expenses growth (excluding operating lease asset depreciation) to 8% with the cost:income ratio improving to 50.0% (2003 50.3%). The main areas of growth in operating expenses were driven by increased business demand from our technology services joint venture, investment in a variety of strategies initiated during the period and as part of a two year programme to improve internal processes, IT infrastructure and regulatory compliance.

Customer deposits grew 28% to A$15.1bn during the year, with significant growth in the fourth quarter largely as a result of a new retail deposits initiative, which includes two high interest direct deposit products under the BankWest brand. While still in the early stages, these products have been well received by the target market and exceeded key targets. For example, launched under the 'Rebel' theme in October, the initiative raised over A$1bn of deposits from more than 10,000 customers in 13 weeks. The marketing campaign associated with this strategy improved BankWest's brand recognition in the East Coast considerably, rising from 1% to 12% in 13 weeks, which will assist future growth initiatives.

In addition to the retail deposit initiative, we successfully grew commercial deposits, which totalled A$3.4bn at December 2004, an increase of 54% on the previous year led by the Specialist Deposit Services unit which was created in the second half of the year. An increase in staff and development of new products will help drive deposit growth in 2005. The overall self-funding ratio now stands at 44%.

Advances growth of 15% was achieved with growth particularly strong in the residential mortgage book, which increased 17% to A$14.7bn. The commercial book increased by 14% to A$20.6bn which has largely been the result of growth in asset finance.

The spread of the HBOS Australia loan portfolio geographically throughout Australia and across the retail, SME and corporate banking markets continues to be a significant strength and the quality of the book is high, evidenced by the reduction in non performing assets to 0.45% of closing advances to customers (2003 0.72%) and a reduced charge for bad debt provisions to 0.13% of average advances to customers (2003 0.24%).

Operational Performance

The formation of HBOS Australia, the new holding company overseeing the integrated operations of HBOS plc's Australian subsidiaries BankWest, Capital Finance, BOS International (Australia) Limited ('BOSIAL') and St Andrew's Insurance, and business integration was substantially completed during the year. Restructuring of the BankWest Treasury business to ensure integration with other parts of HBOS Treasury is scheduled for 2005 and, from 1 January 2005, the BankWest Treasury profits will be reported through HBOS Treasury.

The process of integrating the businesses of these subsidiaries, which operate in the areas of retail, corporate, commercial and asset finance and insurance and investment, presented a major challenge as the teams sought to maintain normal business activities while developing and implementing strategic and integration initiatives.

During the year the HBOS Australia management team was strengthened with the appointment of David Willis as CEO and the secondment of a number of executives from HBOS UK. The extensive financial sector experience and strong leadership of the HBOS Australia management team will be a key ingredient in driving HBOS Australia to meet its growth objectives through product innovation, focus on customers and adapting the successful strategies used by HBOS in the UK to the Australian market.

In October, BOSIAL and BankWest Structured & Property Finance formally joined forces and are moving forward very positively. HBOS Australia is one of the leading players in this part of the corporate banking market and a number of significant structured underwriting transactions were won during the year.

The Insurance & Investment Division, created in April, successfully acquired a Life Licence and began distributing new life products to build a sound platform for the expansion of wealth management products particularly on the East Coast.

In Asset Finance, the integration of BankWest Asset Finance Division into Capital Finance's Business Finance Division provides a strong platform for further growth. Asset growth in this business during the year was a notable 30%. Asset Finance is planning a number of new product initiatives for 2005 including invoice discounting. Its range of business introducers and partners is increasing significantly.

Prospects

In Australia the domestic economy remains robust and, with the business integration completed, HBOS Australia is now positioned to achieve significant growth based on a clear strategy to offer differentiated customer focused products and services. A multi-brand approach is backed by flexibility together with direct access to the product creation, resources and balance sheet strength of HBOS plc.

During 2005 HBOS Australia will continue to invest in strategic initiatives aimed at generating strong organic growth in the medium term with particular emphasis on the retail and commercial markets to achieve the demanding growth targets in the future. The cost of these investments will be reflected in the 2005 results.

For HBOS Australia, 2005 will be a year to leverage our growth potential and progress our aim to be recognised as the customer champion in Australian financial services.

Ireland

Financial Performance

	Year ended 31.12.2004 €m	Year ended 31.12.2003 €m
Net interest income	**215**	166
Non-interest income	**65**	51
Fees and commissions receivable	**49**	51
Fees and commissions payable	**(5)**	(11)
Operating lease rental income	**19**	-
Other operating income	**2**	11
Operating income	**280**	217
Operating expenses*	**(116)**	(82)
Staff	**(62)**	(52)
Accommodation, repairs and maintenance	**(8)**	(7)
Technology	**(2)**	(3)
Marketing and communication	**(7)**	(7)
Depreciation:		
Tangible fixed assets	**(6)**	(6)
Operating lease assets	**(17)**	-
Other	**(14)**	(7)
Amounts written off fixed asset investments	**3**	(8)
Operating profit before provisions*	**167**	127
Provisions for bad & doubtful debts:		
Specific	**(17)**	(20)
Share of losses of associates and joint ventures	**(2)**	(2)
Profit before tax and exceptional items	**148**	105
Net interest margin	**1.84%**	2.12%
Bad debt charge as a % of average advances	**0.17%**	0.29%
Cost:income ratio**	**37.2%**	39.2%

* Excluding exceptional items.

** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 31.12.2004 €bn	As at 31.12.2003 €bn
Loans and advances to customers	**12.6**	7.9
Bad debt provisions	**€m**	€m
Specific	**63**	57
General	**34**	34
Total	**97**	91
Provisions as a % of loans and advances	**0.77%**	1.16%
Classification of loans and advances*:	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**-**	1
Manufacturing industry	**7**	8
Construction and property	**20**	26
Hotels, restaurants and wholesale and retail trade	**19**	28
Transport, storage and communication	**2**	3
Financial	**2**	3
Other services etc.	**10**	13
Individuals: Home mortgages	**24**	3
Other personal lending	**6**	7
Overseas residents	**9**	7
	100	100
Non performing assets (NPAs)	**€193m**	€147m
Interest in suspense	**€8m**	€10m
NPAs as a % of closing advances	**1.53%**	1.86%
Provisions including interest in suspense as a % of NPAs	**54%**	69%
Total risk weighted assets	**€11.8bn**	€8.3bn
Total customer deposits	**€5.6bn**	€4.4bn

* Before provisions.

During the year Bank of Scotland (Ireland) ('BoSI') continued its trend of significant growth. Income and profits increased substantially against a background of a decreasing cost:income ratio and improving credit quality. Profit before tax and exceptional items of €148m increased 41% (2003 €105m) boosted €8m by the transfer of the €2.1bn residential mortgage book from Retail Division in July.

Operating income grew 29%, with net interest income up 30%. The net interest margin declined to 1.84% (2003 2.12%).

The key movements in margin were as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2003	212
Residential mortgages (including transfer of book from Retail)	(12)
Business banking product spread	(8)
Funding & other movements	(8)
Net interest margin for the year ended 31 December 2004	**184**

The margin reduction in the year arose through a combination of factors including the move into Retail

mortgages from 1 July 2004 and a tightening of the Business Banking product spread as a result of increased competition which is to be expected with growth in market share and the corresponding change in the mix of liquid assets held.

The increase of 21% in operating expenses (excluding operating lease asset depreciation) is inclusive of investment for Retail initiatives and also reflects the cost of re-engineering the Venture Capital business within the core BoSI franchise. The cost:income ratio improved to 37.2% (2003 39.2%).

Growth in profits and in assets was not achieved at the expense of credit quality. Indeed credit quality improved in the year with NPA's as a percentage of closing advances falling from 1.86% to 1.53% and the total charge for bad debts as a percentage of average customer advances falling from 0.29% to 0.17%.

The main driver for growth in the year was strong customer demand. Loan applications were at record levels reflecting the continued customer focus of the business and the improved product and geographical coverage developed over the past couple of years.

Operational Performance

2004 marked another year of record success for BoSI Business Banking activity with strong growth in all areas. Our core business banking proposition continued to deliver on our objective to become the Number One Business Bank in the Irish market with growth in advances of 31% and business volumes up 39%, an acceleration unmatched by our competitors. Customer deposits were also a major focus in the year and at €5.6bn at December 2004 represented annual growth of 27%.

This achievement underlines the success of the BoSI proposition; competitive products combined with superior customer service. Our customer base has given this a resounding affirmation enabling BoSI to win the Sunday Times Deep Insight "Company and Supplier of the Year" awards for 2004 and the IMAF Commercial Broker Award.

During the first half we outlined plans for expansion into Retail markets in Ireland commencing with the transfer of the Irish residential mortgage book from Retail to BoSI in July.

The mortgage portfolio has grown 24% to €2.6bn by December 2004 (July 2004 €2.1bn). This represented excellent progress for the fledgling business, surpassing new business targets and building a healthy pipeline for the New Year. We plan to expand the current range of mortgage products to capture a larger share of what is a growing market in Ireland.

Prospects

The outlook for the Irish economy continues to be strong with most of the economic indicators positive and we look forward to 2005 with optimism.

Growth prospects for Business Banking are good with a strong pipeline ensuring that we are well positioned for another record year in 2005. Under the banner of the newly established Specialised Finance Unit we have completed a number of high profile leveraged finance transactions and plan to grow our presence in this corporate market.

In Retail the relaunch of the Mortgage proposition under local management has been well received by the market and we are optimistic that the renewed focus on this business combined with the introduction of new mortgage products will see steady growth in new business and market share. The Irish Competition Authority has endorsed the need for change to facilitate customer switching and we will continue to be at the forefront of this initiative. Plans are advanced to launch other retail products in 2005 utilising a number of distribution channels and building on the expertise and experience of HBOS in the UK.

The BoSI brand has carved out a highly regarded niche based on quality of both products and service. Our colleagues remain enthusiastic and motivated and this energy combined with our proposition of simple value for money products has created a powerful momentum. The Irish market has proved receptive to our approach in both Business and Retail banking and in 2005 we will continue to build our presence in both.

Financial Review

Group profit before tax increased by £885m to £4,770m before charging exceptional costs of £48m relating to the merger of the Bank of Scotland and Halifax plc to create HBOS and £130m in respect of mortgage endowment compensation.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Group profit before tax	**4,592**	3,766
Add back:		
Merger integration costs	**48**	119
Mortgage endowment compensation	**130**	
Group profit before tax and exceptional items	**4,770**	3,885

Divisional financial performance can be summarised as follows:

Year ended 31 December 2004	**Retail £m**	**Corporate £m**	**Treasury £m**	**Insurance & Investment £m**	**International £m**	**Group Items £m**	**Year ended 31.12.04 £m**	Year ended 31.12.03 £m
Net interest income	3,719	1,520	165	86	450		**5,940**	5,459
Non-interest income	1,029	1,396	206	1,460	196		**4,287**	3,487
Net operating income	4,748	2,916	371	1,546	646		**10,227**	8,946
Operating expenses*	(2,093)	(1,071)	(112)	(256)	(306)	(306)	**(4,144)**	(3,968)
General insurance claims				(214)	(1)		**(215)**	(99)
Amounts written off fixed asset investments		(27)	3	1	2		**(21)**	(29)
Operating profit before provisions*	2,655	1,818	262	1,077	341	(306)	**5,847**	4,850
Provisions for bad & doubtful debts								
Specific	(610)	(518)			(30)		**(1,158)**	(944)
General	(43)						**(43)**	(81)
Share of profits/(losses) of associates and joint ventures	34	76		(10)	1		**101**	60
Profit on sale of fixed assets	23						**23**	
Profit before tax and exceptional items	**2,059**	**1,376**	**262**	**1,067**	**312**	**(306)**	**4,770**	3,885
Year ended 31 December 2003								
Profit before tax and exceptional items	1,687	1,101	242	887	257	(289)	3,885	
Increase/(decrease) in profit before tax and exceptional items	**22%**	**25%**	**8%**	**20%**	**21%**	**(6%)**	**23%**	

* Excluding exceptional items.

Group profit before tax and exceptional items at £4,770m is 23% higher than a year ago. Non-interest income, 23% higher than a year ago, together with tight cost control are the key drivers for profit growth.

Basic earnings per share increased by 23% to 78.1p (2003 63.6p). Underlying earnings per share before exceptional items and goodwill amortisation rose 23% to 84.3p (2003 68.5p) and the proposed final dividend is 22.15p, which is 8% higher than the previous financial year. The basic dividend cover is 2.4 times and 2.6 times on an underlying basis up from 2.1 times and 2.2 times respectively in 2003. If approved at the Annual General Meeting, the final dividend will be paid on 13 May 2005 to shareholders on the register on 18 March 2005.

With effect from the 2004 final ordinary dividend, we intend to offer ordinary shareholders the facility to use the proceeds of their ordinary dividend to purchase HBOS plc ordinary shares through a Dividend Reinvestment Plan. Shareholders will be sent full details of the Plan, including a mandate to elect to join the

Plan, in the Annual General Meeting mailing in March 2005.

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') increased from 17.7% for the year ended 31 December 2003 to 19.7%. Group post tax ROE is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Post tax return		
Profit attributable to ordinary shareholders	**3,020**	2,415
Exceptional items	**125**	84
	3,145	2,499
Mean equity	**16,004**	14,087
	%	%
Post tax return on mean equity	**19.7**	17.7
Short term fluctuations in investment returns and changes in economic assumptions	**(0.2)**	
Group Target post tax return on mean equity	**19.5**	17.7
Adjustment for household insurance underwriting	**0.3**	
Group Adjusted Target return on mean equity	**19.8**	17.7

The Group's Target ROE, which excludes the impact of short term fluctuations on investment returns and changes to economic assumptions in our investment businesses was 19.5% compared to 17.7% for the same period last year.

After allowing for the reduction in profit arising from the commencement of household insurance underwriting from the start of 2004, Group Adjusted Target ROE for 2004 is 19.8%.

Group Net Interest Income

Group net interest income increased by £481m to £5,940m. The growth in net interest income reflects strong asset growth partly offset by a decline in Group net interest margin. This reflects higher wholesale funding costs, predominantly impacting Retail, and movements in product mix.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Interest receivable	**21,635**	18,227
Interest payable	**(15,695)**	(12,768)
Net interest income	**5,940**	5,459
Average balances*		
Interest earning assets		
- Loans and advances	**289,571**	265,390
- Securities and other liquid assets	**35,780**	31,697
	325,351	297,087
- Securitised assets	**23,629**	11,810
	348,980	308,897
Group net interest margin	**1.70%**	1.77%
Divisional net interest margins:		
Retail	**1.83%**	1.92%
Corporate	**1.98%**	1.96%
International	**2.04%**	2.28%
Treasury	**0.09%**	0.13%

* Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance, the net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

Non-interest Income

Non-interest income increased by 23% to £4,287m. Net fees and commissions increased by 7%. Strong performances from both Retail and Corporate were partly offset by a loss of commissions previously received as an introducer of household insurance. Following the commencement of household insurance underwriting, income from this business is now reported within general insurance premium income. Income from long term assurance business was 36% higher than 2003 and includes the impact of positive short-term fluctuations in investment returns and changes to economic assumptions of £40m (2003 £26m).

Profit on sale of investment securities increased to £108m reflecting a number of realisations within Corporate. Despite these realised gains, the unrealised profit on our Corporate investment portfolio is higher than last year end.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Fees and commissions receivable	**2,710**	2,586
Fees and commissions payable	**(855)**	(847)
Dealing profits	**208**	172
General insurance premium income	**595**	360
Income from long term assurance business	**714**	525
Other operating income:		
Profit on sale of investment securities	**108**	43
Operating lease rental income	**618**	541
Other	**189**	107
Total	**4,287**	3,487

Operating Expenses

The Group cost:income ratio improved from 41.6% to 37.9%.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Operating expenses	**4,322**	4,087
Exceptional items	**(178)**	(119)
	4,144	3,968
Goodwill amortisation	**(108)**	(97)
Operating lease depreciation	**(408)**	(344)
Underlying operating expenses	**3,628**	3,527
Net operating income	**10,227**	8,946
Amounts written off fixed asset investments	**(21)**	(29)
General insurance claims	**(215)**	(99)
Operating lease depreciation	**(408)**	(344)
Underlying operating income	**9,583**	8,474
Cost:income ratio	**37.9%**	41.6%

Tight cost control, particularly within Retail, restricted growth in underlying operating expenses to 3%.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Staff	**1,875**	1,755
Accommodation, repairs and maintenance	**356**	389
Technology	**221**	300
Marketing and communication	**318**	357
Depreciation:		
Tangible fixed assets	**307**	283
Operating lease assets	**408**	344
Goodwill amortisation	**108**	97
Other	**551**	443
Total*	**4,144**	3,968

* Excluding exceptional items of £178m (2003 £119m).

Operating expenses, excluding exceptional items, increased by £176m to £4,144m. This reflects an increase in operating lease depreciation and an increase in pension costs to £175m (2003 £155m) primarily due to the full year impact of the additional pension charge in respect of the triennial valuation of the Halifax Retirement Fund on 31 March 2003. Following the insourcing of certain IT operations in the second half of 2003, there has been an increase in staff costs which is offset by a decrease in technology costs. The increase in goodwill amortisation is mainly attributable to the full year impact of the acquisition of the BankWest minority interest which completed in September 2003. Other includes the costs of regulatory and other business change programmes.

Group Items

Group Items principally comprise the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £17m, including £11m increase in goodwill amortisation and additional costs relating to the implementation of International Financial Reporting Standards and the new Integrated Prudential Sourcebook. The reduction in technology spend reflects the insourcing of certain IT operations. The increase in accommodation costs is due to a change in the management and classification between direct and recharged costs.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Staff	**229**	189
Accommodation, repairs and maintenance	**315**	287
Technology	**102**	174
Marketing and communication	**52**	65
Depreciation	**199**	185
Goodwill amortisation	**108**	97
Other	**131**	83
Sub Total	**1,136**	1,080
Less recharges:		
Technology	**(335)**	(356)
Accommodation	**(316)**	(280)
Other shared services	**(179)**	(155)
Total	**306**	289

Share of Operating Profit/(Loss) of Joint Ventures and Other Associated Undertakings

The share of operating profit/(loss) of joint ventures and other associated undertakings is analysed in the following table. The increased share of profits in the year is largely within Corporate, reflecting an increased contribution from the numerous joint ventures within our integrated product portfolio.

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Retail:		
Centrica Personal Finance	**17**	19
Sainsbury's Bank	**8**	9
Other	**9**	5
Corporate:		
Lex Vehicle Leasing*	**18**	16
Drive Financial Services**	**12**	10
RFS	**8**	9
Other	**38**	4
Insurance & Investment:		
esure	**4**	(11)
First Alternative	**(15)**	(2)
Other	**1**	1
International	**1**	
Total	**101**	60

* After charging goodwill amortisation.
** Share of profit to 1 November 2004.

Balance Sheet Analysis

As at 31 December 2004	Retail £bn	Corporate £bn	Treasury £bn	International £bn	Total 31.12.2004 £bn	Total 31.12.2003 £bn
Loans & advances to customers	209.4	78.8	4.7	23.5	**316.4**	283.5
Less: non-returnable finance	(28.1)	(0.7)		(0.1)	**(28.9)**	(17.1)
	181.3	78.1	4.7	23.4	**287.5**	266.4
Bad debt provisions including interest in suspense						
Specific	1.2	0.5		0.1	**1.8**	1.6
General	0.4	0.3		0.1	**0.8**	0.8
Loans & advances to customers (before provisions)	182.9	78.9	4.7	23.6	**290.1**	268.8
Total risk weighted assets	105.2	92.9	14.8	20.5	**234.5***	215.8*
Total customer deposits	126.1	38.6	20.8	10.0	**195.5**	173.5

* Includes risk weighted assets of £1.1bn (December 2003 £1.1bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 12% to £316.4bn. During the year non-returnable finance increased by £11.8bn due to mortgage loan securitisations of £6.1bn, £4.0bn and £3.9bn in March 2004, July 2004, and November 2004, respectively, partly offset by repayments. Loans and advances to customers within Retail increased by 10%, Corporate advances grew 9% and International advances increased by 24%. Customer deposits grew £22.0bn (13%) to £195.5bn and wholesale funding (excluding securitisation) increased by £2.6bn (2%) to £143.2bn.

The mix of the Group's gross lending portfolio at the period-end is summarised in the following table:

Classification of loans and advances*

	As at 31.12.2004 %	As at 31.12.2003 %
Energy		1
Manufacturing industry	**2**	2
Construction & property	**11**	11
Hotels, restaurants and wholesale and retail trade	**4**	3
Transport, storage and communication	**2**	2
Financial	**4**	3
Other services	**6**	6
Individuals:		
Residential mortgages	**59**	61
Other personal	**8**	7
Overseas residents	**4**	4
Total	**100**	100

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deducting non-returnable finance, residential mortgages would account for 62% of the total portfolio.

Bad Debt Provisions & Non-performing Assets

	Specific £m	General £m	Total £m
At 1 January 2004	1,460	792	2,252
Amounts written off during the year	(1,044)		(1,044)
Acquisitions and transfers	50		50
Charge for the year	1,158	43	1,201
Recoveries of amounts previously written off	42		42
Exchange movements	(5)	(2)	(7)
At 31 December 2004	**1,661**	**833**	**2,494**

The customer lending figures used within the calculations of credit quality ratios below are before deduction of securitised assets.

The total charge for bad and doubtful debts against Group profits was £1,201m (2003 £1,025m) representing 0.40% of average customer lending (2003 0.39%). Within this, the charge for specific provisions increased 23% to £1,158m (2003 £944m), representing 0.39% of average customer lending (2003 0.36%). The general provision charge for the year amounted to £43m (2003 £81m).

Closing provisions as a % of period end customer advances are analysed in the following table:

	As at 31.12.2004		As at 31.12.2003	
	£m	**As % of customer advances**	£m	As % of customer advances
Specific provisions	**1,661**	**0.53**	1,460	0.51
General provisions	**833**	**0.26**	792	0.28
	2,494	**0.79**	2,252	0.79

Non-performing assets (NPAs) as a % of year end customer advances and provisions and interest in suspense as a % of NPAs are analysed by division in the following table:

	Customer advances £bn	NPAs £m	NPAs as % of customer advances %	Provisions and interest in suspense £m	Provisions and interest in suspense as % of NPAs %
As at 31 December 2004					
Retail:					
Secured	**193.1**	**2,758**	**1.43**	**428**	**16**
Unsecured	**16.3**	**1,761**	**10.80**	**1,225**	**70**
Corporate	**78.8**	**1,144**	**1.45**	**808**	**71**
Treasury	**4.7**				
International	**23.5**	**203**	**0.86**	**171**	**84**
Total	**316.4**	**5,866**	**1.85**	**2,632**	**45**
As at 31 December 2003					
Retail:					
Secured	175.8	2,056	1.17	407	20
Unsecured	14.8	1,386	9.36	977	70
Corporate	72.2	1,309	1.81	846	65
Treasury	1.8				
International	18.9	200	1.06	170	85
Total	283.5	4,951	1.75	2,400	48

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	As at 31.12.2004		As at 31.12.2003	
	£m	**As % of NPAs**	£m	As % of NPAs
Specific provisions	**1,661**	**28**	1,460	29
General provisions	**833**	**14**	792	16
Interest in suspense	**138**	**3**	148	3
Total	**2,632**	**45**	2,400	48

Capital Structure

Regulatory Capital	As at 31.12.2004 £m	As at 31.12.2003 £m
Risk Weighted Assets		
On balance sheet	**217,112**	199,622
Off balance sheet	**17,421**	16,168
Total Risk Weighted Assets	**234,533**	215,790
Tier 1		
Share capital	**1,381**	1,363
Eligible reserves	**16,262**	14,122
Minority interests (equity)	**536**	454
Minority and other interests (non-equity):		
Preferred securities	**2,719**	2,453
Preference shares	**198**	198
Less: goodwill	**(2,151)**	(2,146)
Total Tier 1 capital	**18,945**	16,444
Tier 2		
Undated subordinated debt	**5,903**	4,646
Dated subordinated debt	**7,616**	7,105
General provisions	**825**	773
Total Tier 2 capital	**14,344**	12,524
Supervisory deductions		
Unconsolidated investments – Life	**(4,725)**	(4,228)
Unconsolidated investments – Other	**(523)**	(494)
Investments in other banks and other deductions	**(457)**	(378)
Total supervisory deductions	**(5,705)**	(5,100)
Total regulatory capital	**27,584**	23,868
Regulatory Tier 1 capital ratio (%)	**8.1**	7.6
Total capital ratio (%)	**11.8**	11.1

Total regulatory capital increased during the year from £23,868m to £27,584m.

The issue of US$750m of innovative Tier 1 securities in June 2004 raised £385m of Tier 1 capital. Tier 1 capital was further strengthened by retained earnings, some shareholders electing to receive their 2003 final dividend and 2004 interim dividend in the form of shares, and the exercise of share options. Tier 2 capital was increased during the year by undated subordinated debt issues of €750m and €500m in March 2004 and £500m in November 2004 and by dated subordinated debt issues of €500m in May 2004 and €750m in October 2004. In sterling equivalent terms at 31 December 2004, these new issues totalled £2.3bn. The growth in Tier 1 and Tier 2 capital is partially offset by exchange rate fluctuations and by amortisation and repayment of dated subordinated debt.

In February 2004, HBOS plc issued US$500m of dated subordinated debt to replace US$500m held by Halifax plc which was called in April 2004.

Securitised loans not included within risk weighted assets increased following a further £14bn of mortgage loan securitisations.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £5,100m to £5,705m mainly as a result of increases in the embedded value of life policies held.

International Financial Reporting Standards

From 1 January 2005 the Group, in keeping with other European Union listed companies, is required to prepare its financial statements in accordance with International Financial Reporting Standards ('IFRS').

The Group hosted an IFRS seminar on 14 December 2004 to City analysts and investors setting out the expected effects for the HBOS Group as a result of the implementation of IFRS. Details of the seminar can be obtained from our website at www.hbosplc.com. Despite there being elements of continuing uncertainty for the industry, most notably around the interpretation of standards and tax and regulatory requirements, the Group has continued to monitor developments and has not changed its assessment of the key areas affecting HBOS and the likely financial impact for both capital and earnings.

The 2005 Interim Accounts will be the first set of figures that will be published by the Group under IFRS and will be published on 3 August 2005. Additionally the Group will publish to the market the restated June 2004 and December 2004 HBOS Group UK GAAP results on an IFRS basis in May 2005, which will include all primary statements along with selected statutory notes. This will be supplemented by an analysis of the IFRS impact on Divisional performance.

Pension Costs

Under the transitional arrangement of FRS 17, the Group continues to account for retirement benefits in accordance with SSAP 24. Had FRS 17 been implemented in 2004, the charge in respect of defined benefit pension schemes would have been £208m. The market value of assets within all Group schemes increased by 11% during the year. However as scheme liabilities increased by 12%, partly due to a 0.15% reduction in the discount rate assumption to 5.45% reflecting falling corporate bond yields, the deficit on all Group schemes increased to £1,695m (2003 £1,496m). Taking into account the deferred tax asset, the net pension liability for all schemes is £1,186m (2003 £1,047m).

Accounting Policies

The Group's accounting policies are unchanged from those stated in the 2003 Annual Report and Accounts.

Consolidated Profit & Loss Account

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Interest receivable		
Interest receivable and similar income arising from debt securities	760	649
Other interest receivable	20,875	17,578
	21,635	18,227
Interest payable	(15,695)	(12,768)
Net interest income	5,940	5,459
Fees and commissions receivable	2,710	2,586
Fees and commissions payable	(855)	(847)
Dealing profits	208	172
General insurance premium income	595	360
Income from long-term assurance business	714	525
Other operating income	915	691
Net operating income (all from continuing operations) (Note 1)	10,227	8,946
Administrative expenses (Note 2)	(3,499)	(3,363)
Depreciation and amortisation		
Tangible fixed assets	(307)	(283)
Operating lease assets	(408)	(344)
Goodwill amortisation	(108)	(97)
Operating expenses	(4,322)	(4,087)
General insurance claims	(215)	(99)
Provisions for bad and doubtful debts (Note 3)	(1,201)	(1,025)
Amounts written off fixed asset investments	(21)	(29)
Operating profit (all from continuing operations)	4,468	3,706
Before exceptional items	4,646	3,825
Exceptional items (Note 4)	(178)	(119)
Share of operating profits of joint ventures	41	31
Share of operating profits of other associated undertakings	60	29
Profit on sale of fixed assets (Note 5)	23	
Profit on ordinary activities before taxation	4,592	3,766
Before exceptional items	4,770	3,885
Exceptional items (Note 4)	(178)	(119)
Tax on profit on ordinary activities (Note 6)	(1,310)	(1,091)
Profit on ordinary activities after taxation	3,282	2,675
Before exceptional items	3,407	2,759
Exceptional items (Note 4)	(125)	(84)
Minority interests: (equity)	(51)	(67)
(non-equity)	(174)	(156)
Profit attributable to shareholders	3,057	2,452
Dividends		
Ordinary	1,286	1,183
Preference	37	37
Retained profit	1,734	1,232
Underlying earnings per share	84.3p	68.5p
Basic earnings per share	78.1p	63.6p
Diluted earnings per share	77.6p	63.2p

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

Consolidated Balance Sheet

Assets	As at 31.12.2004 £m	As at 31.12.2003 £m
Cash and balances at central banks	**1,558**	1,381
Items in course of collection	**1,024**	854
Treasury bills and other eligible bills	**4,327**	8,064
Loans and advances to banks	**17,756**	15,948
Loans and advances to customers	**316,401**	283,528
Less: non-returnable finance	**(28,890)**	(17,146)
	287,511	266,382
Debt securities (Note 7)	**59,307**	51,490
Equity shares (Note 7)	**208**	216
Interest in joint ventures		
Share of gross assets	**5,144**	4,559
Share of gross liabilities	**(4,890)**	(4,295)
	254	264
Interest in other associated undertakings	**170**	192
Intangible fixed assets	**1,570**	1,675
Tangible fixed assets	**1,684**	1,707
Operating lease assets	**3,148**	2,987
Other assets	**8,446**	7,602
Prepayments and accrued income	**1,929**	1,887
Long term assurance business attributable to shareholders	**4,426**	3,950
	393,318	364,599
Long term assurance assets attributable to policyholders	**49,563**	43,814
Total Assets	**442,881**	408,413
Liabilities		
Deposits by banks	**37,291**	40,757
Customer accounts	**195,494**	173,504
Debt securities in issue	**105,910**	99,858
Notes in circulation	**721**	814
Corporate & deferred taxation	**1,061**	1,028
Dividends payable	**882**	805
Other liabilities	**10,831**	11,760
Accruals and deferred income	**5,590**	4,970
Other provisions	**326**	205
Subordinated liabilities		
Dated loan capital	**8,232**	7,740
Undated loan capital	**6,401**	5,142
	14,633	12,882
	372,739	346,583

Consolidated Balance Sheet (Continued)

Capital and Reserves	**As at 31.12.2004 £m**	As at 31.12.2003 £m
Called up share capital		
Ordinary shares	**981**	963
Preference shares (non-equity)	**400**	400
	1,381	1,363
Share premium account	**1,441**	1,345
Other reserves	**466**	462
Profit and loss account	**14,335**	12,198
Shareholders' funds (including non-equity interests)	**17,623**	15,368
Minority interests (equity)	**295**	257
Minority and other interests (non-equity)	**2,617**	2,354
	20,535	17,979
	393,274	364,562
Long term assurance liabilities attributable to policyholders	**49,607**	43,851
Total Liabilities	**442,881**	408,413

Memorandum Items

Contingent Liabilities		
Acceptances and endorsements	**75**	130
Guarantees and assets pledged as collateral security	**4,233**	3,484
	4,308	3,614
Commitments		
Other commitments	**79,062**	68,127

Reconciliation of Shareholders' Funds

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Profit attributable to shareholders	**3,057**	2,452
Dividends	**(1,323)**	(1,220)
Other recognised gains and losses	**(4)**	18
Dividends retained on account of share dividends	**405**	331
Decrease/(increase) in own shares	**8**	(2)
Share scheme costs taken to reserves	**(2)**	
Ordinary capital subscribed	**114**	70
	2,255	1,649
Shareholders' Funds at 1 January	**15,368**	13,719
Shareholders' Funds at 31 December	**17,623**	15,368
Of which:		
Attributable to non-equity interests	**400**	400
Attributable to equity interests	**17,223**	14,968
	17,623	15,368

Consolidated Statement of Total Recognised Gains and Losses

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Profit attributable to shareholders	**3,057**	2,452
Revaluation of investment property	**5**	1
Exchange translation and other movements	**(9)**	17
Total Recognised Gains and Losses in the period	**3,053**	2,470

Consolidated Cash Flow Statement

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
Net cash inflow from operating activities (Note 8)	**10,428**	7,928
Dividends received from joint ventures	**50**	57
Dividends received from associated undertakings	**22**	3
Returns on investments and servicing of finance	**(972)**	(782)
Taxation	**(1,019)**	(708)
Capital expenditure and financial investment	**(10,380)**	(6,302)
Acquisitions and disposals	**(27)**	(625)
Equity dividends paid	**(804)**	(801)
Net cash outflow before financing	**(2,702)**	(1,230)
Financing	**2,453**	4,350
(Decrease)/increase in cash	**(249)**	3,120

Notes on the Accounts

		Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
1.	**Net Operating Income**		
	Net operating income is stated after taking account of:		
	Mortgage incentives	**(1,547)**	(1,326)
	Interest payable on subordinated liabilities	**(763)**	(650)
	Amounts receivable under finance leases (including capital repayments)	**992**	793
	Operating lease rental income	**618**	541
	Profit on sale of investment securities	**108**	43
	Dividend income from equity shares	**13**	8
2.	**Administrative Expenses (excluding exceptional items)**		
	Administrative expenses includes:		
	Staff costs	**1,875**	1,755
	Property rentals	**149**	145
	Hire of equipment	**40**	35

Provisions for Bad and Doubtful Debts

3.

Provisions for bad and doubtful debts comprises:

Specific	**1,158**	944
General	**43**	81
	1,201	1,025

Notes on the Accounts (Continued)

	Year ended 31.12.2004 £m	Year ended 31.12.2003 £m
4. Exceptional Items		
Included within administrative expenses, exceptional costs have been charged as follows:		
HBOS merger integration costs	**48**	119
Mortgage endowment compensation	**130**	
	178	119
Tax effect	**(53)**	(35)
	125	84

HBOS merger integration costs relate to the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following merger. Mortgage endowment compensation relates to the estimated costs of redress arising from the sale of mortgage endowments.

5. Profit on Sale of Fixed Assets

The £23m profit on sale of fixed assets represents the gain arising on the disposal of cash machines situated in locations remote from the Group's bank branches.

6. Taxation

The tax charge of £1,310m (2003 £1,091m) represents 28.5% (2003 29.0%) of profit before tax compared with a UK corporation tax rate applicable to the year of 30% (2003 30%). The effective rate is lower than the UK corporation tax rate mainly due to interest deductible on Innovative Tier 1 Securities and adjustments in respect of previous periods.

7. Debt Securities and Equity Shares

	As at 31.12.2004 £m		As at 31.12.2003 £m	
	Cost	**Market Value**	Cost	Market Value
Debt securities are analysed as follows:				
Investment securities	**38,087**	**38,292**	29,739	29,751
Other securities	**21,220**	**21,220**	21,751	21,751
	59,307	**59,512**	51,490	51,502

Investment securities comprise British Government Securities, certificate of deposits issued by banks and building societies and other fixed interest securities which are held for the longer term.

Other securities comprise debt and other fixed interest securities held for trading purposes.

Equity shares at 31 December 2004 totalled £208m (2003 £216m) including £39m (2003 £43m) in respect of listed equity shares. The total market value of equity shares as at 31 December 2004 was £326m (2003 £393m) including £53m (2003 £105m) in respect of listed equity shares.

Notes on the Accounts (Continued)

		Year ended 31.12.2004 £m	Year Ended 31.12.2003 £m
8.	**Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities**		
	Group operating profit	**4,468**	3,706
	Increase in prepayments and accrued income	**(42)**	(429)
	Increase in accruals and deferred income	**640**	403
	Provision for bad and doubtful debts	**1,201**	1,025
	Depreciation and goodwill amortisation	**823**	724
	Amortisation of discounts on debt securities	**(7)**	(2)
	Income from long term assurance business	**(714)**	(525)
	Interest on subordinated liabilities	**763**	650
	Profits on sale of investment securities	**(108)**	(43)
	Profits on sale of fixed assets		(9)
	Provisions utilised	**(172)**	(228)
	Provisions for liabilities and charges	**251**	199
	Provision against debt securities and equity shares	**21**	29
	Exchange differences and other non cash movements	**1,105**	793
	Net cash inflow from trading activities	**8,229**	6,293
	Net decrease in notes in circulation	**(93)**	(7)
	Net (increase)/decrease in items in course of collection	**(170)**	239
	Net decrease/(increase) in treasury and other eligible bills	**3,737**	(2,100)
	Net increase in loans and advances to banks and customers	**(24,052)**	(34,051)
	Net increase in deposits by banks and customer accounts	**18,388**	18,403
	Net increase in debt securities in issue	**5,623**	19,087
	Net increase in other assets	**(823)**	(142)
	Net (decrease)/increase in other liabilities	**(942)**	2,801
	Net decrease/(increase) in debt securities	**531**	(2,595)
	Net cash inflow from operating activities	**10,428**	7,928

9. The financial information included in this announcement does not constitute the Company's statutory accounts for the year ended 31 December 2004 but is derived from those Accounts. Those Accounts have been reported on by the Group's auditors. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan ('the Plan') will be introduced with effect from the 2004 Final Dividend payment. Shareholders will be sent full details of the Plan, including a mandate to elect to join the Plan, in the Annual General Meeting mailing in March 2005.

Shareholders who wish to participate in the Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Plan Administrator - Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ.

Timetable and Contacts

Expected Timetable

2 March 2005	2004 Preliminary Results Announcement
16 March 2005	Ordinary Shares quoted ex-dividend
18 March 2005	Ordinary Shares Record Date for the final dividend 2004
14 April 2005	Return date for receipt of mandates for the Dividend Reinvestment Plan for the final dividend 2004 and future dividends
27 April 2005	Annual General Meeting
4 May 2005	Preference Shares quoted ex-dividend
6 May 2005	Preference Shares Record Date
13 May 2005	Ordinary Share dividend payment
31 May 2005	Preference Shares dividend payment
6 June 2005	Last date by which CREST entitlement statements and New Ordinary share certificates will be posted and shareholder accounts credited
3 August 2005	2005 Interim Results Announcement

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

Close

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	Final Results - Part 2
Released	07:01 02-Mar-05
Number	2154J

RNS Number:2154J
HBOS PLC
02 March 2005

Financial Review

Group profit before tax increased by £885m to £4,770m before charging exceptional costs of £48m relating to the merger of the Bank of Scotland and Halifax plc to create HBOS and £130m in respect of mortgage endowment compensation.

Group profit before tax
Add back:
Merger integration costs
Mortgage endowment compensation
Group profit before tax and exceptional items

Divisional financial performance can be summarised as follows:

	Retail	Corporate	Treasury	Insurance & Investment	Intern
Year ended 31 December 2004	£m	£m	£m	£m	
Net interest income	3,719	1,520	165	86	
Non-interest income	1,029	1,396	206	1,460	
Net operating income	4,748	2,916	371	1,546	
Operating expenses*	(2,093)	(1,071)	(112)	(256)	
General insurance claims				(214)	
Amounts written off fixed asset investments		(27)	3	1	
Operating profit before provisions*	2,655	1,818	262	1,077	
Provisions for bad & doubtful debts					
Specific	(610)	(518)			
General	(43)				
Share of profits/(losses) of associates and joint ventures	34	76		(10)	
Profit on sale of fixed assets	23				
Profit before tax and exceptional items	2,059	1,376	262	1,067	

Year ended 31 December 2003				
Profit before tax and exceptional items	1,687	1,101	242	887
Increase/(decrease) in profit before tax and exceptional items	22%	25%	8%	20%

* Excluding exceptional items.

Group profit before tax and exceptional items at £4,770m is 23% higher than a year ago. Non-interest income, 23% higher than a year ago, together with tight cost control are the key drivers for profit growth.

Basic earnings per share increased by 23% to 78.1p (2003 63.6p). Underlying earnings per share before exceptional items and goodwill amortisation rose 23% to 84.3p (2003 68.5p) and the proposed final dividend is 22.15p, which is 8% higher than the previous financial year. The basic dividend cover is 2.4 times and 2.6 times on an underlying basis up from 2.1 times and 2.2 times respectively in 2003. If approved at the Annual General Meeting, the final dividend will be paid on 13 May 2005 to shareholders on the register on 18 March 2005.

With effect from the 2004 final ordinary dividend, we intend to offer ordinary shareholders the facility to use the proceeds of their ordinary dividend to purchase HBOS plc ordinary shares through a Dividend Reinvestment Plan. Shareholders will be sent full details of the Plan, including a mandate to elect to join the Plan, in the Annual General Meeting mailing in March 2005.

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') increased from 17.7% for the year ended 31 December 2003 to 19.7%. Group post tax ROE is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds.

Post tax return
Profit attributable to ordinary shareholders
Exceptional items

Mean equity

Post tax return on mean equity
Short term fluctuations in investment returns and changes in economic assumptions
Group Target post tax return on mean equity
Adjustment for household insurance underwriting
Group Adjusted Target return on mean equity

The Group's Target ROE, which excludes the impact of short term fluctuations on investment returns and changes to economic assumptions in our investment businesses was 19.5% compared to 17.7% for the same period last year.

After allowing for the reduction in profit arising from the commencement of household insurance underwriting from the start of 2004, Group Adjusted Target ROE for 2004 is 19.8%.

Group Net Interest Income

Group net interest income increased by £481m to £5,940m. The growth in net interest income reflects strong asset growth partly offset by a decline in Group net interest margin. This reflects higher wholesale funding costs, predominantly impacting Retail, and movements in product mix.

Interest receivable
Interest payable
Net interest income

Average balances*
Interest earning assets
- Loans and advances
- Securities and other liquid assets

- Securitised assets

Group net interest margin

Divisional net interest margins:
Retail
Corporate
International
Treasury

* Certain loans and advances to customers have been securitised. Where a " linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance, the net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

Non-interest Income

Non-interest income increased by 23% to £4,287m. Net fees and commissions increased by 7%. Strong performances from both Retail and Corporate were partly offset by a loss of commissions previously received as an introducer of household insurance. Following the commencement of household insurance underwriting, income from this business is now reported within general insurance premium income. Income from long term assurance business was 36% higher than 2003 and includes the impact of positive short-term fluctuations in investment returns and changes to economic assumptions of £40m (2003 £26m).

Profit on sale of investment securities increased to £108m reflecting a number

of realisations within Corporate. Despite these realised gains, the unrealised profit on our Corporate investment portfolio is higher than last year end.

Fees and commissions receivable
Fees and commissions payable
Dealing profits
General insurance premium income
Income from long term assurance business
Other operating income:
    Profit on sale of investment securities
    Operating lease rental income
    Other
Total

Operating Expenses

The Group cost:income ratio improved from 41.6% to 37.9%.

Operating expenses
Exceptional items

Goodwill amortisation
Operating lease depreciation
Underlying operating expenses

Net operating income
Amounts written off fixed asset investments
General insurance claims
Operating lease depreciation
Underlying operating income

Cost:income ratio

Tight cost control, particularly within Retail, restricted growth in underlying operating expenses to 3%.

Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication

Depreciation:
    Tangible fixed assets
    Operating lease assets
Goodwill amortisation
Other
Total*

* Excluding exceptional items of £178m (2003 £119m).

Operating expenses, excluding exceptional items, increased by £176m to £4,144m. This reflects an increase in operating lease depreciation and an increase in pension costs to £175m (2003 £155m) primarily due to the full year impact of the additional pension charge in respect of the triennial valuation of the Halifax Retirement Fund on 31 March 2003. Following the insourcing of certain IT operations in the second half of 2003, there has been an increase in staff costs which is offset by a decrease in technology costs. The increase in goodwill amortisation is mainly attributable to the full year impact of the acquisition of the BankWest minority interest which completed in September 2003. Other includes the costs of regulatory and other business change programmes.

Group Items

Group Items principally comprise the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £17m, including £11m increase in goodwill amortisation and additional costs relating to the implementation of International Financial Reporting Standards and the new Integrated Prudential Sourcebook. The reduction in technology spend reflects the insourcing of certain IT operations. The increase in accommodation costs is due to a change in the management and classification between direct and recharged costs.

Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation
Goodwill amortisation
Other
Sub Total
Less recharges:
    Technology
    Accommodation
    Other shared services
Total

Share of Operating Profit/(Loss) of Joint Ventures and Other Associated

Undertakings

The share of operating profit/(loss) of joint ventures and other associated undertakings is analysed in the following table. The increased share of profits in the year is largely within Corporate, reflecting an increased contribution from the numerous joint ventures within our integrated product portfolio.

Retail:
- Centrica Personal Finance
- Sainsbury's Bank
- Other

Corporate:
- Lex Vehicle Leasing*
- Drive Financial Services**
- RFS
- Other

Insurance & Investment:
- esure
- First Alternative
- Other

International

Total

* After charging goodwill amortisation.

** Share of profit to 1 November 2004.

Balance Sheet Analysis

As at 31 December 2004

	Retail £bn	Corporate £bn	Treasury £bn	Intern
Loans & advances to customers	209.4	78.8	4.7	
Less: non-returnable finance	(28.1)	(0.7)		
	181.3	78.1	4.7	
Bad debt provisions including interest in suspense				
Specific	1.2	0.5		
General	0.4	0.3		
Loans & advances to customers (before provisions)	182.9	78.9	4.7	
Total risk weighted assets	105.2	92.9	14.8	
Total customer deposits	126.1	38.6	20.8	

* Includes risk weighted assets of £1.1bn (December 2003 £1.1bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 12% to £316.4bn. During the year non-returnable finance increased by £11.8bn due to mortgage loan securitisations of £6.1bn, £4.0bn and £3.9bn in March 2004, July 2004, and November 2004, respectively, partly offset by repayments. Loans and advances to customers within Retail increased by 10%, Corporate advances grew 9% and International advances increased by 24%. Customer deposits grew £22.0bn (13%) to £195.5bn and wholesale funding (excluding securitisation) increased by £2.6bn (2%) to £143.2bn.

The mix of the Group's gross lending portfolio at the period-end is summarised in the following table:

Classification of loans and advances*

Energy
Manufacturing industry
Construction & property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services
Individuals:
 Residential mortgages
 Other personal
Overseas residents
Total

* The classification of loans and advances follows the statutory analysis and i finance. Before deducting non-returnable finance, residential mortgages woul portfolio.

Bad Debt Provisions & Non-performing Assets

	Specific £m
At 1 January 2004	1,460
Amounts written off during the year	(1,044)
Acquisitions and transfers	50
Charge for the year	1,158
Recoveries of amounts previously written off	42
Exchange movements	(5)
At 31 December 2004	1,661

The customer lending figures used within the calculations of credit quality ratios below are before deduction of securitised assets.

The total charge for bad and doubtful debts against Group profits was £1,201m (2003 £1,025m) representing 0.40% of average customer lending (2003 0.39%). Within this, the charge for specific provisions increased 23% to £1,158m (2003 £944m), representing 0.39% of average customer lending (2003 0.36%). The general provision charge for the year amounted to £43m (2003 £81m).

Closing provisions as a % of period end customer advances are analysed in the following table:

	As at 31.12.20	
		As % custom advanc
	£m	
Specific provisions	1,661	0.
General provisions	833	0.
	2,494	0.

Non-performing assets (NPAs) as a % of year end customer advances and provisions and interest in suspense as a % of NPAs are analysed by division in the following table:

	Customer advances £bn	NPAs £m	NPAs as % of customer advances %	P
As at 31 December 2004				
Retail:				
Secured	193.1	2,758	1.43	
Unsecured	16.3	1,761	10.80	
Corporate	78.8	1,144	1.45	
Treasury	4.7			
International	23.5	203	0.86	
Total	316.4	5,866	1.85	
As at 31 December 2003				
Retail:				
Secured	175.8	2,056	1.17	
Unsecured	14.8	1,386	9.36	
Corporate	72.2	1,309	1.81	
Treasury	1.8			
International	18.9	200	1.06	
Total	283.5	4,951	1.75	

(Page 54)

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	As at 31.12.2	
		As % of N
	£m	
Specific provisions	1,661	
General provisions	833	
Interest in suspense	138	
Total	2,632	

(Page 55)

Capital Structure

Regulatory Capital

Risk Weighted Assets
On balance sheet
Off balance sheet
Total Risk Weighted Assets

Tier 1
Share capital
Eligible reserves
Minority interests (equity)
Minority and other interests (non-equity):
Preferred securities
Preference shares
Less: goodwill
Total Tier 1 capital
Tier 2
Undated subordinated debt
Dated subordinated debt
General provisions
Total Tier 2 capital
Supervisory deductions
Unconsolidated investments - Life
Unconsolidated investments - Other
Investments in other banks and other deductions
Total supervisory deductions

Total regulatory capital

Regulatory Tier 1 capital ratio (%)
Total capital ratio (%)

Total regulatory capital increased during the year from £23,868m to £27,584m.

The issue of US$750m of innovative Tier 1 securities in June 2004 raised £385m of Tier 1 capital. Tier 1 capital was further strengthened by retained earnings, some shareholders electing to receive their 2003 final dividend and 2004 interim dividend in the form of shares, and the exercise of share options. Tier 2 capital was increased during the year by undated subordinated debt issues of €750m and €500m in March 2004 and £500m in November 2004 and by dated subordinated debt issues of €500m in May 2004 and €750m in October 2004. In sterling equivalent terms at 31 December 2004, these new issues totalled £2.3bn. The growth in Tier 1 and Tier 2 capital is partially offset by exchange rate fluctuations and by amortisation and repayment of dated subordinated debt.

In February 2004, HBOS plc issued US$500m of dated subordinated debt to replace US$500m held by Halifax plc which was called in April 2004.

Securitised loans not included within risk weighted assets increased following a further £14bn of mortgage loan securitisations.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £5,100m to £5,705m mainly as a result of increases in the embedded value of life policies held.

International Financial Reporting Standards

From 1 January 2005 the Group, in keeping with other European Union listed companies, is required to prepare its financial statements in accordance with

International Financial Reporting Standards ('IFRS').

The Group hosted an IFRS seminar on 14 December 2004 to City analysts and investors setting out the expected effects for the HBOS Group as a result of the implementation of IFRS. Details of the seminar can be obtained from our website at www.hbosplc.com. Despite there being elements of continuing uncertainty for the industry, most notably around the interpretation of standards and tax and regulatory requirements, the Group has continued to monitor developments and has not changed its assessment of the key areas affecting HBOS and the likely financial impact for both capital and earnings.

The 2005 Interim Accounts will be the first set of figures that will be published by the Group under IFRS and will be published on 3 August 2005. Additionally the Group will publish to the market the restated June 2004 and December 2004 HBOS Group UK GAAP results on an IFRS basis in May 2005, which will include all primary statements along with selected statutory notes. This will be supplemented by an analysis of the IFRS impact on Divisional performance.

Pension Costs

Under the transitional arrangement of FRS 17, the Group continues to account for retirement benefits in accordance with SSAP 24. Had FRS 17 been implemented in 2004, the charge in respect of defined benefit pension schemes would have been £208m. The market value of assets within all Group schemes increased by 11% during the year. However as scheme liabilities increased by 12%, partly due to a 0.15% reduction in the discount rate assumption to 5.45% reflecting falling corporate bond yields, the deficit on all Group schemes increased to £1,695m (2003 £1,496m). Taking into account the deferred tax asset, the net pension liability for all schemes is £1,186m (2003 £1,047m).

Accounting Policies

The Group's accounting policies are unchanged from those stated in the 2003 Annual Report and Accounts.

Consolidated Profit & Loss Account

Interest receivable

Interest receivable and similar income arising from debt securities

Other interest receivable

Interest payable
Net interest income
Fees and commissions receivable
Fees and commissions payable
Dealing profits
General insurance premium income
Income from long-term assurance business
Other operating income
Net operating income (all from continuing operations) (Note 1)
Administrative expenses (Note 2)
Depreciation and amortisation

Tangible fixed assets
Operating lease assets
Goodwill amortisation
Operating expenses
General insurance claims
Provisions for bad and doubtful debts (Note 3)
Amounts written off fixed asset investments
Operating profit (all from continuing operations)

Before exceptional items
Exceptional items (Note 4)
Share of operating profits of joint ventures
Share of operating profits of other associated undertakings
Profit on sale of fixed assets (Note 5)
Profit on ordinary activities before taxation

Before exceptional items
Exceptional items (Note 4)

Tax on profit on ordinary activities (Note 6)
Profit on ordinary activities after taxation

Before exceptional items
Exceptional items (Note 4)

Minority interests: (equity)
(non-equity)
Profit attributable to shareholders
Dividends
Ordinary
Preference
Retained profit

Underlying earnings per share
Basic earnings per share
Diluted earnings per share

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

(Page 59)

Consolidated Balance Sheet

Assets

Cash and balances at central banks
Items in course of collection
Treasury bills and other eligible bills
Loans and advances to banks
Loans and advances to customers
Less: non-returnable finance

Debt securities (Note 7)
Equity shares (Note 7)
Interest in joint ventures
Share of gross assets
Share of gross liabilities

Interest in other associated undertakings
Intangible fixed assets
Tangible fixed assets
Operating lease assets
Other assets
Prepayments and accrued income
Long term assurance business attributable to shareholders

Long term assurance assets attributable to policyholders
Total Assets

Liabilities
Deposits by banks
Customer accounts
Debt securities in issue
Notes in circulation
Corporate & deferred taxation
Dividends payable
Other liabilities
Accruals and deferred income
Other provisions
Subordinated liabilities
Dated loan capital
Undated loan capital

Consolidated Balance Sheet (Continued)

Capital and Reserves

Called up share capital
Ordinary shares
Preference shares (non-equity)

Share premium account
Other reserves
Profit and loss account
Shareholders' funds (including non-equity interests)

Minority interests (equity)
Minority and other interests (non-equity)

Long term assurance liabilities attributable to policyholders
Total Liabilities

Memorandum Items
Contingent Liabilities
Acceptances and endorsements
Guarantees and assets pledged as collateral security

Commitments

Other commitments

Reconciliation of Shareholders' Funds

Profit attributable to shareholders
Dividends
Other recognised gains and losses
Dividends retained on account of share dividends
Decrease/(increase) in own shares
Share scheme costs taken to reserves
Ordinary capital subscribed

Shareholders' Funds at 1 January
Shareholders' Funds at 31 December
Of which:
Attributable to non-equity interests
Attributable to equity interests

Consolidated Statement of Total Recognised Gains and Losses

Profit attributable to shareholders
Revaluation of investment property
Exchange translation and other movements
Total Recognised Gains and Losses in the period

Consolidated Cash Flow Statement

Net cash inflow from operating activities (Note 8)
Dividends received from joint ventures
Dividends received from associated undertakings
Returns on investments and servicing of finance
Taxation
Capital expenditure and financial investment
Acquisitions and disposals
Equity dividends paid
Net cash outflow before financing
Financing
(Decrease)/increase in cash

1. Net Operating Income

Net operating income is stated after taking account of:
Mortgage incentives
Interest payable on subordinated liabilities
Amounts receivable under finance leases (including capital repayments)
Operating lease rental income

Profit on sale of investment securities

Dividend income from equity shares

2. Administrative Expenses (excluding exceptional items)

Administrative expenses includes:
Staff costs
Property rentals
Hire of equipment

3. Provisions for Bad and Doubtful Debts

Provisions for bad and doubtful debts comprises:
Specific
General

4. Exceptional Items

Included within administrative expenses, exceptional costs have been charged as follows:
HBOS merger integration costs
Mortgage endowment compensation

Tax effect

HBOS merger integration costs relate to the costs of integrating and reorga
Group and Halifax Group following merger. Mortgage endowment compensation r
costs of redress arising from the sale of mortgage endowments.

5. Profit on Sale of Fixed Assets

The £23m profit on sale of fixed assets represents the gain arising on the
situated in locations remote from the Group's bank branches.

6. Taxation

The tax charge of £1,310m (2003 £1,091m) represents 28.5% (2003 29.0%) of p
with a UK corporation tax rate applicable to the year of 30% (2003 30%). Th
than the UK corporation tax rate mainly due to interest deductible on Innov
adjustments in respect of previous periods.

7. Debt Securities and Equity Shares

	Cost
Debt securities are analysed as follows:	
Investment securities	38,087
Other securities	21,220
	59,307

Investment securities comprise British Government Securities, certificate o
building societies and other fixed interest securities which are held for t

Other securities comprise debt and other fixed interest securities held for

Equity shares at 31 December 2004 totalled £208m (2003 £216m) including £39
listed equity shares. The total market value of equity shares as at 31 Dec
£393m) including £53m (2003 £105m) in respect of listed equity shares.

8. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

Group operating profit
Increase in prepayments and accrued income
Increase in accruals and deferred income
Provision for bad and doubtful debts
Depreciation and goodwill amortisation
Amortisation of discounts on debt securities
Income from long term assurance business
Interest on subordinated liabilities
Profits on sale of investment securities
Profits on sale of fixed assets
Provisions utilised
Provisions for liabilities and charges
Provision against debt securities and equity shares
Exchange differences and other non cash movements

Net cash inflow from trading activities

Net decrease in notes in circulation
Net (increase)/decrease in items in course of collection
Net decrease/(increase) in treasury and other eligible bills
Net increase in loans and advances to banks and customers
Net increase in deposits by banks and customer accounts
Net increase in debt securities in issue
Net increase in other assets
Net (decrease)/increase in other liabilities
Net decrease/(increase) in debt securities

Net cash inflow from operating activities

9. The financial information included in this announcement does not constitut accounts for the year ended 31 December 2004 but is derived from those Acc been reported on by the Group's auditors. The report of the auditors was u contain a statement under section 237(2) or (3) of the Companies Act 1985.

(Page 65)

Dividend Reinvestment Plan

A Dividend Reinvestment Plan ('the Plan') will be introduced with effect from the 2004 Final Dividend payment. Shareholders will be sent full details of the Plan, including a mandate to elect to join the Plan, in the Annual General Meeting mailing in March 2005.

Shareholders who wish to participate in the Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Plan Administrator - Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ.

Timetable and Contacts

Expected Timetable

2 March 2005	2004 Preliminary Results Announcement
16 March 2005	Ordinary Shares quoted ex-dividend
18 March 2005	Ordinary Shares Record Date for the final dividend 2004
14 April 2005	Return date for receipt of mandates for the Dividend Re final dividend 2004 and future dividends
27 April 2005	Annual General Meeting
4 May 2005	Preference Shares quoted ex-dividend
6 May 2005	Preference Shares Record Date
13 May 2005	Ordinary Share dividend payment
31 May 2005	Preference Shares dividend payment
6 June 2005	Last date by which CREST entitlement statements and New will be posted and shareholder accounts credited
3 August 2005	2005 Interim Results Announcement

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations

(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:25 02-Mar-05
Number	2318J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................02/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................01/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
241,011		£4.922
30,000		£4.908
	400	£4.928
770		£4.9225
	11,104	£4.9225

3. Resultant total of the same class owned or controlled (and percentage of class)

......141,047,048.............(1.466%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company*

status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person

who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:00 02-Mar-05
Number	2362J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 1,790 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 4,633,349 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 03-Mar-05
Number	2754J

RNS Number:2754J
HBOS PLC
03 March 2005

HBOS plc

HBOS plc announces that on 2 March 2005 it purchased 2,500,000 of its ordinary shares at a price of 833.3437 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,500,000 of its ordinary shares in Treasury and has a total of 3,924,128,040 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:41 03-Mar-05
Number	2914J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 12,227 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 4,621,122 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:10 03-Mar-05
Number	2937J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................03/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................02/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	850	£4.908
450		£4.9025
	2,500	£4.91

3. Resultant total of the same class owned or controlled (and percentage of class)

......141,044,149.............(1.467%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:42 03-Mar-05
Number	3140J

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme

HBOS Sharesave Plan

Bank of Scotland Save As You Earn

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	18,490	03/03/2005
Halifax Sharesave Scheme	22,935	02/03/2005
HBOS Sharesave Plan	68,437	02/03/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,390,634 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 04-Mar-05
Number	3236J

RNS Number:3236J
HBOS PLC
04 March 2005

HBOS plc

HBOS plc announces that on 3 March 2005 it purchased 1,750,000 of its ordinary shares at a price of 830.685714 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,250,000 of its ordinary shares in Treasury and has a total of 3,922,393,582 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-Feb2005
Released	08:00 04-Mar-05
Number	3220J

Halifax House Price Index

National Index **February 2005**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 527.0 Monthly Change –0.5% Annual Change 1:

Standardised Average Price (seasonally adjusted) £162,816

Key Points

- House prices fell by a seasonally adjusted 0.5% in February, partly offsetting the gair recorded in December and January. Overall, prices have risen by 0.8% since July 20
- The annual rate of house price inflation continues to ease, falling from 13.7% in Janu to 12.1% in February. This is the lowest annual rate since December 2001 (11.7%).
- Estate agents appear to be seeing a stabilisation in activity. Halifax Estate Agents recorded the first upturn in sales agreed for six months in January: a development th: was repeated in February. The latest RICS survey reported that the number of new b enquiries showed no significant change for a third successive month in January follo\ a marked decline during much of the second half of 2004.
- Mortgage payments for the average new buyer have risen from a 20 year low of 13% the borrower's gross earnings in September 2003 to 20% now. The proportion is just above the 19% average for the past 20 years and remains well below the 34% peak i 1990.

Commenting, Martin Ellis, Chief Economist, said:

"House prices fell by 0.5% in February following increases in December 2004 and January 2005. This continues the mixed pattern of monthly price rises and falls recorded since last summer and is consistent with a gradual slowdown in house price inflation. The continuing slowdown in house price inflation from a peak of 22.1% in July 2004 to 12.1% in February and an overall increase in prices of 0.8% since last July confirm the easing in house price growth.

Estate agents are reporting signs of a stabilisation in activity, which has fallen by around a third since last summer, with a recent increase in the number of sales agreed and a levelling out in the level of new buyer enquiries following a marked decline in the second half of 2004.

The labour market is strengthening further with the number of people in employment rising by nearly 300,000 over the past year. This ongoing development continues to provide a solid support for the housing market, helping to maintain its sound underlying health."

Signs that housing market activity is stabilising

The latest Bank of England figures confirm that there has been a significant decline in housing market activity since last spring. There was a decline in the number of loans approved for house purchase to 79,000 in January (seasonally adjusted) from 82,000 in December 2004. Despite this decline, the number of loans in January was higher than in November 2004 (76,000).

Estate agents, however, are reporting signs of a stabilisation in activity. Halifax Estate Agents recorded the first upturn in sales agreed for six months in January: a development that was repeated in February. The latest RICS survey similarly reported the first rise in newly agreed sales since April 2004 in January. Additionally, the number of new buyer enquiries showed no significant change for a third successive month in January following a marked decline during much of the second half of 2004, according to RICS.

Mortgage payments are around the long-term average as a proportion of earnings

Mortgage payments for the average new buyer have risen from a 20 year low of 13% of the borrower's gross earnings in September 2003 to 20% now, reflecting the increase in interest rates since late 2003 and the ongoing strength of house prices in late 2003 and the first half of 2004. The proportion is just above the 19% average for the past 20 years and remains well below the 34% peak in 1990.

Economic and labour market indicators remain encouraging

The latest official figures confirm that the UK economy grew by 0.7% between the third and fourth quarters of 2004. This is slightly ahead of the economy's long-term average rate of quarterly growth of 0.6%. It is notable, nonetheless, that consumer spending growth eased from 0.6% in 2004 Q3 to 0.4% in 2004 Q4; the smallest rise since 2003 Q1.

The number of people in employment continues to rise, reflecting the ongoing strength of the economy, with an increase of 90,000 in the three months to December 2004 compared with the three months to September 2004 and up 296,000 on a year earlier. The strength of the labour market remains a key factor underpinning the housing market.

Interest rates are near their peak

A strengthening in the housing and labour markets over the next few months may trigger another interest rate rise. We believe, however, that there will be continuing evidence of a slowdown in both the housing market and consumer spending growth, which could be sufficient to avert another increase in rates and provide scope for the Bank of England to cut rates later in the year.

NOTE: The 12.1% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:10 04-Mar-05
Number	3421J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................04/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......................03/03/2005....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	10,250	£5.008

3. Resultant total of the same class owned or controlled (and percentage of class)

......141,000,997.............(1.467%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Future plc
Released	11:14 04-Mar-05
Number	3426J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................04/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................03/03/2005..................................

Dealing in (name of company)

... Future plc..............

1. Class of securities (eg ordinary shares)

.........Ord 1p...

2.

Amount bought	Amount Sold	Price per unit
	126,921	£0.855

3. Resultant total of the same class owned or controlled (and percentage of class)

.........16,226,271..........(4.987%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and*

other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:30 04-Mar-05
Number	3694J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Long Term Executive Bonus Plan (the 'Plan')

On 3 March 2005 the Company received notification that, following the vesting of awards under the above and similar schemes, 3,206,465 shares had been released by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 1,125,849 were sold on 3 March 2005 at £8.30 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,414,657 shares still held by the Trustee. Other than as set out below, they ceased to have an interest in the shares awarded and sold by the Trustee.

Following the release of shares made by the Trustee, James Crosby sold 101,837 shares on 3 March 2005 at £8.305 per share. Total beneficial interests of Directors and their connected persons following awards under the Plan and all sales that took place on 3 March 2005 are as follows:

Name	Pre 3 March 2005	Post 3 March 2005
J R Crosby	279,407	279,407
P A Hodkinson	112,919	231,728
A H Hornby	252,640	314,591
C Matthew	88,032	149,983
G E Mitchell	92,285	168,662

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 07-Mar-05
Number	3778J

RNS Number:3778J
HBOS PLC
07 March 2005

HBOS plc

HBOS plc announces that on 4 March 2005 it purchased 50,000 of its ordinary shares at a price of 830 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,300,000 of its ordinary shares in Treasury and has a total of 3,922,345,363 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:12 07-Mar-05
Number	4161J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that the following ordinary shares of 25p each in the Company have been released by the Trustee:-

8,334 ordinary shares released on 4 March 2005

2,312 ordinary shares released on 7 March 2005

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,404,011 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:00 07-Mar-05
Number	4275J

1) Name of Company:

HBOS plc

2) Name of Director:

Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

own name

4) Name of registered holder:

HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Purchase

7) Number of shares acquired: 76,423

8) Percentage of issued class: 0.0019%

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: £8.315

13) Date of transaction: 4 March 2005

14) Date company informed: 4 March 2005

15) Total holding following this notification:

298,149

16) Total percentage holding of issued class of such Shares following this notification: 0.0076%

17) Date of Grant: N/A

18) Period during which or date on which exercisable: N/A

19) Total amount paid (if any) for grant of the Option: N/A

20) Description of share or debentures involved, class, number: N/A

21) Option Grant Price: N/A

22) Total number of shares or debentures over which options and awards are held following this notification: N/A

23) Any additional information: Purchase follows vesting of cash awards over notional shares made in March 2002 under the HBOS plc Special Long Term Bonus Scheme.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:47 07-Mar-05
Number	4025J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................07/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/03/2005......................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
700		£5.029
	750	£5.035
	210	£5.033
2,515		£5.0275

3. Resultant total of the same class owned or controlled (and percentage of class)

......141,000,254.............(1.467%)

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:20 08-Mar-05
Number	4615J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
220,000		£5.050
	716,338	£5.055
	250	£5.0455
	12,716	£5.04

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,490,952.............(1.461%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Woolworths Group plc
Released	11:23 08-Mar-05
Number	4617J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/03/2005......................................

Dealing in (name of company)

... WOOLWORTHS GROUP plc..............

1. Class of securities (eg ordinary shares)

.........Ord 12.5p..

2.

Amount Bought	Amount Sold	Price per unit
	859,915	£0.478

3. Resultant total of the same class owned or controlled (and percentage of class)

.........84,868,748..........(5.902%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

6...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and*

other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - GWR Group plc
Released	11:26 08-Mar-05
Number	4621J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................07/03/2005......................................

Dealing in (name of company)

... GWR Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5p..

2.

Amount bought	Amount Sold	Price per unit
	50,000	£2.51

3. Resultant total of the same class owned or controlled (and percentage of class)

.........2,603,528..........(1.986%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:30 08-Mar-05
Number	4626J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that the following ordinary shares of 25p each in the Company have been released by the Trustee:-

1. 6,406 ordinary shares released on 7 March 2005. Of these, 2,627 were sold on 7 March 2005 at £8.4162 per share; and
2. 2,626 ordinary shares released on 8 March 2005

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,394,979 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Capital Radio plc
Released	11:33 08-Mar-05
Number	4630J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................08/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/03/2005.....................................

Dealing in (name of company)

... CAPITAL RADIO plc..............

1. Class of securities (eg ordinary shares)

.........Ord 2.5p...

2.

Amount bought	Amount Sold	Price per unit
	40,000	£4.185

3. Resultant total of the same class owned or controlled (and percentage of class)

.........1,181,344...........(1.381%)

157,500 shares (0.184%) included in previous announcements have been excluded from this and any future announcements. These shares are deemed to be owned by HBOS plc and its subsidiaries, but are under the discretionary management of a fund manager external to the HBOS plc group of companies.

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	09:54 09-Mar-05
Number	5118J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 2,512 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,392,467 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:34 09-Mar-05
Number	5203J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................09/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................08/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
1,500		£4.984

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,488,903.............(1.461%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:22 09-Mar-05
Number	5398J

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS Sharesave Plan (the 'Plan')

The Company has today received notification that 43,304 Ordinary 25p Shares in the Co have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'Q on 9 March 2005 to certain participants of the Plan:

The Executive Directors remain potential beneficiaries and so interested, along witl participants, in 3,347,330 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:01 10-Mar-05
Number	5778J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 5,031 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,387,436 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:21 10-Mar-05
Number	5813J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................10/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................09/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	405	£4.825
	14,150	£4.985

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,410,559.............(1.461%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is

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Company	HBOS PLC
TIDM	HBOS
Headline	Blocklisting 6 Monthly Return
Released	13:19 10-Mar-05
Number	5913J

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

HBOS plc

2. Name of scheme

a) Bank of Scotland SAYE scheme
b) Bank of Scotland ESOS
c) Halifax Group plc Sharesave scheme
d) Halifax Group plc IR approved share option scheme (and unapproved)
e) HBOS plc Employee Share Option Plan
f) HBOS Sharesave Plan

3. Period of return: From 11 September 2004 to 10 March 2005

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a) 84,717
b) 1,219,563
c) 1,523,034
d) 12,567,245
e) 189,697
f) 207,738

5. Number of shares issued/allotted
under scheme during period

a) 54,370
b) 740,363
c) 978,150
d) 6,290,177
e) 1,170,514
f) 206,523

6. Balance under scheme not yet issued/allotted
at end of period

a) 2,530,347
b) 479,200
c) 544,884
d) 6,273,573
e) 16,430
f) 1,215

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a) 2,338,076 – 10/9/01
b) 1,511,965 – 10/9/01
c) 2,950,519 – 10/9/01
d) 17,968,480 – 10/9/01
e) 277,392 – 3/9/02
f) 258,064 – 25/3/02

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

3,922,686,612 (net of 4,300,000 shares held in Treasury)

Contact for queries: Address: HBOS plc, The Mound, Edinburgh EH1 1YZ

Name: Nicola Moodie
Telephone: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:03 10-Mar-05
Number	5996J

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Bank of Scotland Save As You Earn ("the Plan")

The Company has today received notification that 20,056 ordinary 25p shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') on 10 March 2005 to certain participants of the Plan.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,327,274 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:46 11-Mar-05
Number	6368J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 3,349 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,384,087 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	10:53 11-Mar-05
Number	6372J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................11/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	1,150	£4.918

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,409,409.............(1.461%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.



Company	HBOS PLC
TIDM	HBOS
Headline	Notice of AGM
Released	16:35 11-Mar-05
Number	6698J

ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENT &

NOTICE OF ANNUAL GENERAL MEETING

Copies of the above documents, together with the relevant Forms of Proxy and Terms and Conditions of the HBOS plc Dividend Reinvestment Plan have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 20 7676 1000

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	10:59 14-Mar-05
Number	6961J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................14/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................11/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
32,844		£4.921
33,500		£4.910
	14,597	£4.9325
	400	£4.91
	2,750	£4.92

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,458,007.............(1.462%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company*

status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person

who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Incepta Group plc
Released	11:00 14-Mar-05
Number	6962J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................14/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................11/03/2005...................................

Dealing in (name of company)

... Incepta Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5p..

2.

Amount bought	Amount Sold	Price per unit
63,250		£0.64

3. Resultant total of the same class owned or controlled (and percentage of class)

.........7,307,038..........(3.641%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and*

other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:29 14-Mar-05
Number	6987J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 7,107 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,376,980 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 15-Mar-05
Number	7393J

RNS Number:7393J
HBOS PLC
15 March 2005

HBOS plc

HBOS plc announces that on 14 March 2005 it purchased 650,000 of its ordinary shares at a price of 840.269 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,950,000 of its ordinary shares in Treasury and has a total of 3,922,099,402 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:13 15-Mar-05
Number	7615J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................15/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................14/03/2005......................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	148,776	£4.922
297,890		£4.923
	400	£4.9204

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,606,721.............(1.463%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company

status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person

who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	13:35 15-Mar-05
Number	7744J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has received notification that 48,649 ordinary shares of 25p each have been released by the Trustee as follows:

Plan	**No of Shares**	**Date**
Bank of Scotland Executive Stock Option Scheme	34,100	14 March 2005
Halifax Group plc Share Option Plan	3,787	14 March 2005
HBOS plc Employee Share Option Plan	10,762	15 March 2005

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,328,331 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Capital Radio plc
Released	11:31 16-Mar-05
Number	8221J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................16/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................15/03/2005.....................................

Dealing in (name of company)

... CAPITAL RADIO plc..............

1. Class of securities (eg ordinary shares)

.........Ord 2.5p...

2.

Amount bought	Amount Sold	Price per unit
	8,294	£4.158

3. Resultant total of the same class owned or controlled (and percentage of class)

.........1,173,050..........(1.372%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Woolworths Group plc
Released	11:33 16-Mar-05
Number	8223J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................16/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................15/03/2005.....................................

Dealing in (name of company)

... WOOLWORTHS GROUP plc..............

1. Class of securities (eg ordinary shares)

.........Ord 12.5p..

2.

Amount Bought	Amount Sold	Price per unit
	204,879	£0.472
	148,408	£0.473

3. Resultant total of the same class owned or controlled (and percentage of class)

.........84,382,802..........(5.867%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - GWR Group plc
Released	11:36 16-Mar-05
Number	8231J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................16/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................15/03/2005......................................

Dealing in (name of company)

... GWR Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5p..

2.

Amount bought	Amount Sold	Price per unit
	15,329	£2.48

3. Resultant total of the same class owned or controlled (and percentage of class)

.........2,588,200.........(1.974%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8- Shell T&T plc
Released	11:39 16-Mar-05
Number	8241J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................16/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................15/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	160,158	£4.930
	1,271	£4.950
	73,157	£4.915
	750	£4.927
	2,000	£4.928
	6,990	£4.9328

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,300,564.............(1.460%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are

associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the

Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:49 16-Mar-05
Number	8253J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 14,436 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,313,895 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Irish Retail Network
Released	13:00 16-Mar-05
Number	8308J

HBOS plc

HBOS plc establishes retail network in Republic of Ireland

HBOS plc establishes nationwide retail network in Republic of Ireland.

In a move that provides Bank of Scotland (Ireland) with access to a nationwide network of Branches, the Bank has agreed to acquire the state owned Electricity Supply Board's retail business for approximately 120m Euros. This business will comprise of up to 54 branches and the FinancElectric consumer loan book.

The Bank will also provide the ESB's Bill Pay and cash management facilities offered through these branches which will give it access to over 185,000 existing customers, to add to the Bank's existing retail customer base.

Today's announcement of a branch network demonstrates the Bank's resolve to provide Irish consumers real choice in their banking by the end of the year.

The transaction is due for completion by 1st July 2005 and Bank of Scotland (Ireland) will open its refurbished branches on a phased basis with the first branches expected to open by November.

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Shane O'Riordain
General Manager, Group Communications

07770 544585
(01422) 332113
shaneo'riordain@hbosplc.com

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:43 16-Mar-05
Number	8526J

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme

HBOS Sharesave Plan

Bank of Scotland Save As You Earn

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	23,522	16/03/2005
Halifax Sharesave Scheme	3,180	16/03/2005
HBOS Sharesave Plan	26,385	16/03/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,274,157 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-Mar-05
Number	8597J

RNS Number:8597J
HBOS PLC
17 March 2005

HBOS plc

HBOS plc announces that on 16 March 2005 it purchased 2,400,000 of its ordinary shares at a price of 828.745 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,350,000 of its ordinary shares in Treasury and has a total of 3,919,851,537 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Preference Shares Exchange
Released	10:00 17-Mar-05
Number	8743J

HBOS plc

Halifax plc

Proposed exchange of new preference shares in HBOS plc for preference shares in Halifax plc

The Boards of HBOS plc ("HBOS") and of Halifax plc ("Halifax") announce that they are proposing an exchange of new preference shares to be issued by HBOS ("New HBOS Preference Shares") for the 6⅛% non-cumulative preference shares of £1 each in Halifax (other than those preference shares held by or on behalf of HBOS) ("Halifax Preference Shares").

The New HBOS Preference Shares will pay dividends at the rate of 6.475% per annum, but otherwise the terms and conditions of the New HBOS Preference Shares will be the same as those of the Halifax Preference Shares except that the dividend payment language will be amended to comply with the current requirements of the Financial Services Authority for the New HBOS Preference Shares to rank as Tier 1 capital for HBOS.

The exchange will be undertaken by means of a scheme of arrangement under Section 425 of the Companies Act 1985 under which a holder of Halifax Preference Shares will receive one New HBOS Preference Share for each Halifax Preference Share held. The New HBOS Preference Shares will be listed on the London Stock Exchange.

Procedure

Halifax will post a circular, containing further details of the proposal and information about HBOS and the new preference shares to holders of Halifax Preference Shares, in the near future. The proposal will require the approval of the holders of the Halifax Preference Shares and the sanction of the Court. It is expected that, subject to that approval and sanction, the proposal will become effective in or before early July 2005.

Shareholder information

A dedicated helpline is being set up to deal with queries of holders of Halifax Preference Shares. If they have any questions, preference shareholders should telephone the Halifax shareholder helpline on 0870 702 0017 (or 0117 902 7645 from outside the UK) between 8.30 am and 5.30 pm, Monday to Friday.

Contacts

Investor Relations	Charles Wycks| Director of Investor Relations (0131) 243 5509 (020) 7905 9600 charleswycks@HBOSplc.com
	John Hope Director, Investor Relations (0131) 243 5508 (020) 7905 9600

johnhope@HBOSplc.com

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:14 17-Mar-05
Number	8804J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 7,612 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,306,283 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:46 17-Mar-05
Number	8847J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................17/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................15/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
8,019		£4.926

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,308,583.............(1.459%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally i

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:48 17-Mar-05
Number	8848J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..........................17/03/2005..............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.....................16/03/2005....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	450	£4.885
	13,485	£4.875

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,172,349.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities m

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 18-Mar-05
Number	9117J

RNS Number:9117J
HBOS PLC
18 March 2005

HBOS plc

HBOS plc announces that on 17 March 2005 it purchased 1,250,000 of its ordinary shares at a price of 816.40 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,600,000 of its ordinary shares in Treasury and has a total of 3,918,613,470 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:35 18-Mar-05
Number	9263J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 3,252 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,303,031 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:52 18-Mar-05
Number	9369J

FORM 8.1/8.3

The following replaces the Rule 8.3 announcement released on 17/03/2005 at 11.48am Number 8848J.

The sale of 16,485 shares at £4.875 was incorrectly reported as a sale of 13,485 shares. This has now been amended and the resultant total holding restated at 140,169,349. All other details remain unchanged and the amended text appears below.

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................17/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................16/03/2005....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	450	£4.885
	16,485	£4.875

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,169,349.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the

offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:55 18-Mar-05
Number	9375J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................18/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................17/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
26,400		£4.845
	750	£4.83

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,195,000.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and*

other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 o

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:56 18-Mar-05
Number	9377J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................18/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................17/03/2005.....................................

Dealing in (name of company)

... COX INSURANCE HOLDINGS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	2,000,000	£0.900

3. Resultant total of the same class owned or controlled (and percentage of class)

.........7,331,870..........(2.327%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Somerfield plc
Released	11:57 18-Mar-05
Number	9379J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................18/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................17/03/2005...................................

Dealing in (name of company)

... Somerfield plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	1,000,000	£1.881

3. Resultant total of the same class owned or controlled (and percentage of class)

.........7,446,303..........(1.359%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and*

other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:14 21-Mar-05
Number	9912J

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 801 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,302,230 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:31 21-Mar-05
Number	9966J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................21/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................17/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	506	£4.876

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,194,494.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associat

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:33 21-Mar-05
Number	9969J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................21/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................18/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	1,000	£4.848
	2,775	£4.84

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,191,231.............(1.459%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 21-Mar-05
Number	9721J

RNS Number:9721J
HBOS PLC
21 March 2005

HBOS plc

HBOS plc announces that on 18 March 2005 it purchased 750,000 of its ordinary shares at a price of 814.60 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,350,000 of its ordinary shares in Treasury and has a total of 3,917,969,747 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:36 21-Mar-05
Number	9972J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................21/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................18/03/2005......................................

Dealing in (name of company)

... COX INSURANCE HOLDINGS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	1,000,000	£0.900

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,331,870..........(2.009%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

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Company	Halifax PLC
TIDM	59NB
Headline	Annual Review
Released	16:30 21-Mar-05
Number	9936J

HALIFAX PLC

ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENT

Copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 20 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 22-Mar-05
Number	0320K

RNS Number:0320K
HBOS PLC
22 March 2005

HBOS plc

HBOS plc announces that on 21 March 2005 it purchased 250,000 of its ordinary shares at a price of 813.925 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,600,000 of its ordinary shares in Treasury and has a total of 3,917,735,180 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:38 22-Mar-05
Number	0555K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 370 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,301,860 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:33 22-Mar-05
Number	0619K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................22/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................21/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
50,000		£4.88
	13,345	£4.876

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,227,149.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Somerfield plc
Released	11:35 22-Mar-05
Number	0621K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................22/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................21/03/2005...................................

Dealing in (name of company)

... Somerfield plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
39,000		£1.898

3. Resultant total of the same class owned or controlled (and percentage of class)

.........7,485,303..........(1.366%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and*

other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-Mar-05
Number	0954K

RNS Number:0954K
HBOS PLC
23 March 2005

HBOS plc

HBOS plc announces that on 22 March 2005 it purchased 2,517,000 of its ordinary shares at a price of 814.7257 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 12,117,000 of its ordinary shares in Treasury and has a total of 3,915,222,087 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Hit Entertainment
Released	11:43 23-Mar-05
Number	1230K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................23/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................22/03/2005.....................................

Dealing in (name of company)

... HIT ENTERTAINMENT plc..............

1. Class of securities (eg ordinary shares)

.........Ord 2p..

2.

Amount Bought	Amount Sold	Price per unit
	276,000	£3.081

3. Resultant total of the same class owned or controlled (and percentage of class)

.........9,644,357 (6.078%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:45 23-Mar-05
Number	1235K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................23/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................22/03/2005......................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	7,005	£4.845
6,067		£4.855

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,226,213.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:29 23-Mar-05
Number	1470K

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme

HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	3,888	23/03/2005
HBOS Sharesave Plan	16,224	23/03/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,254,045 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:37 23-Mar-05
Number	1536K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Annual Bonus Plan (the 'Plan')

The Company received notification today that, in accordance with the rules of the Plan and as a consequence of the relevant bonus shares being retained for a period of three years, 1,109,084 shares had been released by HBOS plc Employee Trust Limited (the 'Trustee') on 22 March 2005. The shares released by the Trustee are in respect of the 50% matching share entitlement under the Plan. 48,599 of these ordinary shares were sold on 22 March 2004 at £8.15 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 192,776 shares still held by the Trustee. Other than as set out below, they ceased to have an interest in the shares awarded and sold by the Trustee.

The total beneficial interests of Directors and their connected persons following the release under the Plan and are as follows:

Name	Pre 22/03/2005	As at 22/03/2005
J R Crosby	279,407	298,419
P Hodkinson	231,728	236,804
A Hornby	314,591	326,157
C Matthew	149,983	155,579
G Mitchell	168,662	175,562

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:44 23-Mar-05
Number	1547K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that ordinary shares of 25p each have been released by the Trustee as follows:-

1. 516 ordinary shares on 22 March 2005
2. 10,651 ordinary shares on 23 March 2005

The Executive Directors remain beneficiaries and so interested, along with other participants, in 181,609 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	07:30 24-Mar-05
Number	1702K

Phil Hodkinson appointed Group Finance Director at HBOS

Mark Tucker, Group Finance Director, is leaving the Group to become CEO of Prudential plc. He will be replaced by Phil Hodkinson, CEO, Insurance & Investment Division.

Phil Hodkinson has led the development of the Group's insurance and investment businesses since his appointment as CEO of the division in 2001. Since then, HBOS has delivered very significant growth throughout its general insurance business, including the successful launch of esure. The Group has also substantially increased its market share in long term savings; in 2004, for the first time, HBOS took the number one slot for new investment sales in the UK. Phil Hodkinson is a Fellow of the Institute of Actuaries and has previously been CEO of Eagle Star Life and ran the UK life business of Zurich Financial Services.

Mark Tucker said:

"Leaving HBOS has been a tough decision; it has been a privilege to be part of such a successful business."

James Crosby said:

"Phil has done an exceptional job taking our Insurance and Investment business from strength to strength. His credentials for this new challenge are second to none.

We wish Mark all the best in his new role at Prudential and are sorry to see him leave. "

Ends

Press Enquiries:

Shane O'Riordain, General Manager, Group Communications:-
London Office – 0207 905 9600
Mobile – Tel 07770 544585.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	09:32 24-Mar-05
Number	1780K

RNS Number:1780K
HBOS PLC
24 March 2005

HBOS plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 28,246,891 ordinary shares of 25p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the HBOS plc Employee Share Option Plan (25,000,000 ordinary shares of 25p each), the Bank Of Scotland Executive Stock Option Plan (2,811,000 ordinary shares of 25p each), the HBOS plc Sharesave Plan (200,000 ordinary shares of 25p each) and the HBOS St. James's Place Capital Partners Share Option Scheme (235,891 ordinary shares of 25p each).

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:41 24-Mar-05
Number	1836K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 6,894 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 174,715 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:38 24-Mar-05
Number	1899K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................24/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................23/03/2005.....................................

Dealing in (name of company)

... COX INSURANCE HOLDINGS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	3,000,000	£0.902

3. Resultant total of the same class owned or controlled (and percentage of class)

.........3,331,870..........(1.057%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:42 24-Mar-05
Number	1902K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................24/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................23/03/2005......................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	425	£4.7956
1,900		£4.805

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,214,188.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.



Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation- Treasury Shares
Released	14:13 24-Mar-05
Number	2076K

Cancellation of Treasury Shares

HBOS plc announces that on 24 March 2005 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 2,117,000 of its ordinary shares in Treasury and has a total of 3,915,248,076 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	07:30 24-Mar-05
Number	1702K

Phil Hodkinson appointed Group Finance Director at HBOS

Mark Tucker, Group Finance Director, is leaving the Group to become CEO of Prudential plc. He will be replaced by Phil Hodkinson, CEO, Insurance & Investment Division.

Phil Hodkinson has led the development of the Group's insurance and investment businesses since his appointment as CEO of the division in 2001. Since then, HBOS has delivered very significant growth throughout its general insurance business, including the successful launch of esure. The Group has also substantially increased its market share in long term savings; in 2004, for the first time, HBOS took the number one slot for new investment sales in the UK. Phil Hodkinson is a Fellow of the Institute of Actuaries and has previously been CEO of Eagle Star Life and ran the UK life business of Zurich Financial Services.

Mark Tucker said:

"Leaving HBOS has been a tough decision; it has been a privilege to be part of such a successful business."

James Crosby said:

"Phil has done an exceptional job taking our Insurance and Investment business from strength to strength. His credentials for this new challenge are second to none.

We wish Mark all the best in his new role at Prudential and are sorry to see him leave. "

Ends

Press Enquiries:

Shane O'Riordain, General Manager, Group Communications:-
London Office – 0207 905 9600
Mobile – Tel 07770 544585.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 29-Mar-05
Number	2331K

RNS Number:2331K
HBOS PLC
29 March 2005

HBOS plc

HBOS plc announces that on 24 March 2005 it purchased 500,000 of its ordinary shares at a price of 816.375 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,617,000 of its ordinary shares in Treasury and has a total of 3,914,748,076 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:38 29-Mar-05
Number	2522K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 2,043 ordinary shares of 25p each have today been released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 172,672 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Somerfield plc
Released	11:57 29-Mar-05
Number	2627K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................29/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......................24/03/2005..................................

Dealing in (name of company)

... Somerfield plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	1,000,000	£2.028

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,485,305..........(1.184%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	12:00 29-Mar-05
Number	2633K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................29/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................24/03/2005......................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	505	£4.796
	6,290	£4.785

3. Resultant total of the same class owned or controlled (and percentage of class)

......140,204,010.............(1.459%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Annual Report and Accounts
Released	15:00 29-Mar-05
Number	2793K

ANNUAL REPORT AND ACCOUNTS

Copies of the Annual Report and Accounts have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel No. 020 7676 1000

END

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Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shs-Amend
Released	10:00 30-Mar-05
Number	3172K

The issuer clarifies that the Transaction in Own Shares announcement released on 30 March 2005, at 07.00hrs under RNS Number 3072K contains an error. The total of number of ordinary shares in issue (excluding shares held in Treasury) is 3,914,287,749, not 3,916,904,749.

The full corrected announcement reads as follows:

HBOS plc announces that on 29 March 2005 it purchased 461,000 of its ordinary shares at a price of 825.402 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,078,000 of its ordinary shares in Treasury and has a total of 3,914,287,749 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:33 30-Mar-05
Number	3273K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................30/03/2005...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................29/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc.............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
1,034		£4.775
	5,900	£4.78

3. Resultant total of the same class owned or controlled (and percentage of class)

......139,910,315.............(1.457%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:33 30-Mar-05
Number	3275K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................30/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................29/03/2005.....................................

Dealing in (name of company)

... COX INSURANCE HOLDINGS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	2,852,242	£0.90

3. Resultant total of the same class owned or controlled (and percentage of class)

.........479,628...........(0.152%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES (Percentage held prior to sale was 1.057%)

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

· *Disclosure might be made for more than one reason; if so, state all reasons.*

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:05 30-Mar-05
Number	3536K

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme

HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	2,694	30/03/2005
HBOS Sharesave Plan	5,639	30/03/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,245,712 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 31-Mar-05
Number	3755K

HBOS plc announces that on 30 March 2005 it purchased 500,000 of its ordinary shares at a price of 829.4988 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,578,000 of its ordinary shares in Treasury and has a total of 3,913,787,749 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Shell T&T plc
Released	11:17 31-Mar-05
Number	3968K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................31/03/2005................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................30/03/2005.....................................

Dealing in (name of company)

... SHELL TRANSPORT & TRADING plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	60,000	£4.770
	300	£4.791

3. Resultant total of the same class owned or controlled (and percentage of class)

......139,850,015.............(1.456%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:05 31-Mar-05
Number	4148K

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Bank of Scotland Save As You Earn ("SAYE")

The Company has today received notification that 8,860 Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the SAYE.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,236,852 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:30 31-Mar-05
Number	4303K

1) Name of company:

HBOS plc

2) Name of Director:

a. James Crosby
b. Phil Hodkinson
c. Andy Hornby
d. Colin Matthew
e. George Mitchell

3) Is holding in own name/wife's name or non-beneficial: N/A

4) Name of registered holder: N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) to (e) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Director has been granted a conditional award of shares under the HBOS plc Long Term Executive Bonus Plan (the 'Plan').

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: N/A

14) Date company informed: N/A

15) Total holding following this notification: N/A

16) Total percentage holding of issued class following this notification: N/A

17) Date of Award: 30 March 2005. (Effective from 1 January 2005)

18) Period during which or date on which exercisable:

Release Date –March 2008

19) Total amount paid (if any) for grant of the Award: (a) to (e) Nil

20) Description of shares or debentures involved, class, number:

(a) 98,214

(b) 52,380

(c) 72,619

(d) 52,380

(e) 67,261

(up to 200% of the number of shares awarded may vest on the Release Date, subject to performance conditions as defined in the Rules of the Plan)

21) Share Grant Price: 840p (Shares acquired under the Plan are acquired free of charge but subject to performance conditions as defined in the Rules of the Plan)

22) Total number of shares or debentures over which options and awards are held following this notification:

(a) 312,176

(b) 169,731

(c) 484,733

(d) 406,366

(e) 440,876

23) Contact name for queries: Kenny Melville

24) Contact telephone number: 0131 243 8671

25) Name of company official responsible for making notification: Kenny Melville

END

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Company	Halifax PLC
TIDM	59NB
Headline	Annual Report and Accounts
Released	16:30 31-Mar-05
Number	4334K

ANNUAL REPORT & ACCOUNTS

Copies of the Annual Report & Accounts have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 20 7676 1000

END

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coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc



RECEIVED
APR 14 2005
179

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,442		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,442
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne N Black Date 3/3/05

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,009	706	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (*including any share premium*)	680.0p	668.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	3,715
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed Lyanne N Black — Date 3/3/05

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number | DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,941	9,152	857
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	410.0p	668.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	592		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	570.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,542
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed Lysanne N Black Date 3/3/05

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,781		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,781
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0



Signed ______ Date 8/3/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange



coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,601	94,475	10,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	108,076
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Ordinary	
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 8/3/5

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,680	52,928	17,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	75,108
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
	Ordinary	
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 8/3/5

A ~~director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	2,082		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,065
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mrs Lorna E Duffy	Class of shares allotted: Ordinary	Number allotted: 400
Address: The Byre, Broadshaw, Harburn, West Lothian		
UK postcode: EH55 8RG		
Name: Miss Loraine Mary Russell	Class of shares allotted: Ordinary	Number allotted: 617
Address: 38 Saxon Close, Warsash, Southampton		
UK postcode: SO31 9TS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/3/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,441	74,637	14,972
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	712.5P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	118		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	537.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 93,050
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Peter Proctor	Class of shares allotted: Ordinary	Number allotted: 118
Address: 32 Wulstan Drive, Newcastle, Staffs		
UK postcode: ST5 0RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lynne N Black **Date** 10/03/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretarial Manager

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,144	49,671	6,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 62,815
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyanne W Black **Date** 10/03/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,582		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	655.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,000
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Peter Joseph Cummings	Class of shares allotted: Ordinary	Number allotted: 3,582
Address: Glenview, 6 Barloan Crescent, Dumbarton, Glasgow		
UK postcode: G82 2AT		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10/03/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,290	12,000	39,918
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	712.5p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 55,090
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Robert James Donald	Class of shares allotted: Ordinary	Number allotted: 3,118
Address: 17 Marindin Park, Glenfarg, Perthshire		
UK postcode: PH2 9NQ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14 March 2005

A ~~director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange


coform

ccform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,867	35,646	96,046
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	712.5p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	132,413
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Mr David Aleander Bruce Gibson	Ordinary	2,146
Address: Flat 12, Westerham Lodge, 22 Park Road, Beckenham, Kent		
UK postcode: BR3 1QD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15th March 2005

A ~~director~~ / secretary Deputy ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretarial Manager

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,393	11,121	3,707
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	428.27p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	355		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	570.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	13,514
Name: Mr Ian George Craig Address: Canonsyth Carmyllie, By Arbroath, ANGUS UK postcode: DD11 3SA	Ordinary	355
Name: Miss Antoinette Dunne Address: 4 Londonbridge Road, Sandymount, Dublin 4, Ireland UK postcode:	Ordinary	3,707
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17th March 2005

A ~~director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,533	4,400	4,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 9,933
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Douglas A Middleton	Class of shares allotted: Ordinary	Number allotted: 2,000
Address: 18 Millbank, Balerno, Edinburgh		
UK postcode: EH14 7GA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne O Black **Date** 17 March 2005

A ~~director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ ~~manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,131	88,096	14,050
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 106,277
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _______________ **Date** 22/3/5

~~A director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,473	11,960	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,433
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/3/5

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretarial Manager, HBOS plc,
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange


coform

ccform 88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,907		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	3,326
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Paramjit Pardesi	Ordinary	581
Address: 14 Royal Pier Road, Gravesend, Kent		
UK postcode: DA12 2BD		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 22 March 2005

A director / Deputy secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	2,450	19,316	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	21,766
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode: LS22 6XA		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 24th March 2005

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange



ccform **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,223		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,223
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed ______________________ Date 24 March 2005

A director / Deputy secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	673		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 673
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Yvonne R Black **Date** 29 March 2005

A director / ~~(Deputy)~~ secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Malcolm Ward, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,424	17,400	5,561
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (*including any share premium*)	680.0p	655.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

ccform **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	501	593	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	**Class of shares allotted** Ordinary	**Number allotted** 22,479
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Computershare Company Nominees Limited	**Class of shares allotted** Ordinary	**Number allotted** 3,000
Address PO Box 82 The Pavilions Bridgewater Road Bristol		
UK postcode BS99 7NH		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 30\03\05

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,592	3,000	1,333
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	428.27p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,333
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Glen Alexander	Class of shares allotted: Ordinary	Number allotted: 592
Address: 2750 Doresta Road, San Marino, California, USA 91108		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 31|03|05

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



coform